AVAYA



NOTICE OF ANNUAL MEETING, PROXY STATEMENT AND 2003 ANNUAL REPORT

Getting enterprises from where they are to where they need to be.



How we help enterprises move to where they need to be

Avaya IP Telephony

From here to there to everywhere

Internet Protocol telephony means much more than a different way to make a phone call. IP telephony means distributed workforces—mobile sales teams, at-home workers, branch offices and HQs—seamlessly integrated within the same communications environment, with higher productivity and lower cost than ever before. Avaya is a leader in the worldwide and U.S. IP telephony markets, due in large part to our commitment to help customers evolve from traditional systems at the path and pace of their choice. In fact, enterprises with established networks can upgrade to Avaya IP telephony and keep as much as 85 percent of their existing infrastructure investment.* This, thanks to the Avaya Communications Architecture, designed around open standards and compatible with leading third-party infrastructures, devices, and applications.



Avaya MultiVantage® Communications Applications

From effective to extraordinary

Converged networks offer a plethora of new communications applications and capabilities. Avaya applications integrate with business software to help enterprises reduce costs, improve collaboration, speed decision-making, and increase productivity. Our open, standards-based IP solutions begin with no-compromise telephony functionality for enterprises of any size. This includes the ability for one reach number to ring a desk phone, cell phone, or "soft" phone residing on a laptop or handheld. Our contact-center solutions provide "out of the box" integration with leading customer-service and salesforce-automation programs. Voice messages can be displayed on screens and text messages can be read to users by speech synthesis.


AVAYA

Avaya Global Services

From complexity to simplicity

As business communications become more sophisticated and more distributed, they also become more complex. Enterprises are building, upgrading and expanding their communications capabilities. Avaya Global Services has more than 7,000 skilled service professionals and 37 operation and support centers around the world to simplify the complex. We offer extensive expertise, experience, and resources for lifecycle support of multi-vendor, multi-technology, multi-site communications. Avaya Global Services provides a single point of accountability; a single point of contact; and a single, predictable, monthly expense, backed by a heritage in voice technology, 20 years of data experience, a legacy of contact-center expertise, and mastery of converged communications and network security.


INTERNET
AVAYA
AVAYA

*Based on actual results. Individual results may vary among different network environments.

The testimonials and portfolio descriptions on the inside front and inside back covers are excerpted from the Avaya Corporate Overview, which you can read in full by visiting avaya.com/overview. Please note that the information located on our website is not incorporated by reference herein.

Table of Contents

AVAYA

211 Mt. Airy Road
Basking Ridge, New Jersey 07920

Donald K. Peterson
Chairman of the Board
and Chief Executive Officer

January 9, 2004

Dear Shareholder:

In fiscal 2003, the hard work we carried out in the first two years of our existence really started to yield fruit. I say "started," because I believe we have just begun to show what a leaner, focused Avaya can do. Nevertheless, it was a positive, eventful year on all fronts.

We strengthened our balance sheet, improving our liquidity and removing doubts about our financial foundation

We continued our focus this year on improving our cash flow, and growing earnings and revenue. The actions we began three years ago, combined with the steps we took this year, contributed to significant progress.

During the year, we retired nearly $400 million in face value, or approximately 42%, of our Liquid Yield Option™ Notes; amended our bank credit facility; and sold an additional 34.5 million shares of stock, resulting in greatly increased financial flexibility. A change in the U.S. management pension plan, which we announced near the end of the fiscal year, reduces our future cash outlays to the pension plan, while aligning us with the practices of competitors and other technology companies.

These moves raised the investment community's confidence in Avaya, as we ensured our stability and gained the operating leverage needed to fuel growth.

We continued to reinvigorate our product-and-service portfolio with new introductions and upgrades

In our market space, constant innovation is necessary to stay competitive, and in fiscal 2003 we continued to differentiate ourselves in all of our go-to-market categories.

Since the inception of Avaya, we have offered customers a compelling two-pronged proposition: the benefits of the communications technology of the future—Internet Protocol (IP) telephony—and the ability to evolve to that state at the path, and pace, of their choice. For instance, our IP telephony solutions work across multiple platforms and generations, yet preserve traditional features, such as emergency 9-1-1 calling, and accommodations for sight- and hearing-impaired people. This has served as an important strategic differentiator of Avaya.

To this foundation we introduced a new suite of IP-based software that brings together the Company's market-leading applications in telephony, contact centers, messaging and unified communication. The integrated suite—MultiVantage® Communications Applications—features our flagship IP telephony software, Avaya Communication Manager. This suite makes it easier for enterprises to deploy and manage a range of innovative communications capabilities throughout an enterprise. It enables organizations to rapidly adapt to constantly changing business requirements, such as increasing employee mobility, and raise the quality of customer service.

Following that successful deployment, we introduced Avaya Enterprise Branch Connect, which extends the advanced features and complete functionality of the MultiVantage suite from a central location to any size office, even home offices. This approach goes a long way toward erasing the traditional limitations of what people could accomplish for work when away from their main locations.

* Liquid Yield Option Notes is a trademark of Merrill Lynch & Co., Inc.

We met customers' concerns over the security of IP applications with five new "security gateways" that not only protect communications, but simplify the deployment of IP telephony applications on converged communications networks.

Also on the applications front, we introduced Avaya Modular Messaging, which enables workers to easily access and manage voice and fax messages in both IP and traditional telecom network environments. And we made it possible for enterprises to use our Unified Communication Center on their IBM Lotus® Domino platforms.

For small and medium businesses, we enhanced our already robust Avaya IP Office, which enables businesses from two to 256 users to take advantage of the benefits of IP telephony. We've been rewarded with brisk sales and even quicker gains in market leadership. At the same time, many small and medium customers continue to prefer traditional telephony systems, and in fiscal 2003 we shipped our one millionth PARTNER® system.

In the Avaya Global Services business, we strive to help our customers deal with networking and communications issues from design, to deployment, to maintenance and management. This has become increasingly important as the worlds of voice and data have converged. So we created new services offers and tools to help enterprises evolve their multi-vendor, voice and data networks into secure and reliable IP telephony converged networks. These new capabilities are offered as a single point of accountability, to again help our customers effectively evolve their investments at their own path and pace.

Also in the year we introduced multi-vendor voice services to support enterprises that have, through mergers or otherwise, voice systems from vendors other than Avaya. This generally reduces the number of contracts those companies must carry, simplifying their operations and offering opportunities for reducing expenses.

We created new "solutions" — pre-packaged combinations of our products and services — to make it easier for our customers to select and deploy communications for solving specific business challenges

In addition to Avaya Enterprise Branch Connect, referenced above, we introduced Avaya Global Connect Solutions, assisting enterprises establishing international contact centers; and Avaya Continuity Connect Solutions, to help businesses protect their mission-critical communications from malicious parties and natural disasters.

We saw leadership positions and third-party accolades continue to grow

Our customers have put Avaya in leadership positions in IP telephony, contact centers, messaging and services around the world. In many categories, we're first or second in the markets in which we compete. We have achieved these positions for a variety of reasons, but two stand out: our evolutionary, multi-faceted approach to modernizing their systems; and the quality of our offerings, which received glowing assessments from our industry's leading independent publications, analysts, and consultants.

We expanded our strategic alliances for both technological solutions and selling

Since our beginning, we have teamed with some of the biggest names in related industries to bring enterprises comprehensive solutions and selling arrangements to provide the greatest benefits with the greatest convenience.

For small and medium businesses, we entered into a business arrangement with HP to provide our Avaya IP Office telephony software on a small-scale HP Proliant server, which both companies are selling together.

More recently, for larger enterprises, we announced that we would offer our telephony applications on Extreme Systems servers. We now offer Avaya contact-center software on certain Sun Microsystems networking equipment. And we announced a relationship with Motorola and Proxim, in which we are working together to remove the seams between IP and wireless networks, to untether workers beyond what's possible today.

In all these instances, it's clear that enterprises of all sizes appreciate the ability to unlock the potential of their investments. And it's just as clear that Avaya is serious about open standards for communications, and on accelerating the transformation of Avaya from a hardware provider to a software provider.

We continued to build a performance-based culture

We have created a competitive, rewarding environment where everyone has the opportunity to play a meaningful role in achieving our mission. Today, as I talk with Avaya people around the world, I hear renewed energy, confidence and eagerness to show the world what Avaya can do.

We improved our brand awareness and overall profile with a focused and effective advertising campaign

In January 2003, a new Avaya made its debut with a celebrity spokesperson, Wayne Brady, who communicated, with his energy and cleverness, what we had been trying to say all along: this is a new, exciting company that's going places while taking care of its customers at the same time.

These ads, together with a revitalized global marketing effort, have changed our image and made it easier for our salespeople to get in front of customers and move beyond "who is Avaya," to "here's what Avaya can do for you."

We saw revenue growth

I've saved the best for last.

We ended the fiscal year with our fifth straight quarterly increase in our cash balance. We had more than $1 billion in cash at the end of September 2003, giving us a net cash position for the first time in our history. We define net cash as cash and cash equivalents less total debt outstanding.

We saw revenue growth in three of the four operating segments from the third to fourth quarter of 2003. In addition, in the third quarter of 2003, we recorded our first profitable quarter since the third quarter of 2001. Furthermore, our net income in the fourth quarter of 2003 was even higher than our net income in the third quarter of 2001.

As I review these financial results, I'm proud of what the people of Avaya have achieved. I thank them for the great progress they made, and the professionalism they have demonstrated in every circumstance.

And I thank you, the shareholders, for your support and patience over the last three years as we worked our way to this point.

Looking Forward

As I said at the beginning of this letter, I believe our best results are still ahead of us. Reports issued by industry analysts indicate that only 3 percent of enterprise telephony lines worldwide are IP lines, despite the tremendous growth of IP over the past few years. This constitutes a huge opportunity for us, with our great capabilities in both the technologies and services sides of the IP equation and our large base of traditional systems.

Our growth prospects are further enhanced by three steps we took at the end, and just after the end, of fiscal 2003:

- acquiring the Professional Services and Managed Services business units, and selected service-delivery technology assets, of VISTA Information Technologies Inc.;
- acquiring substantially all of the assets and sales personnel of Expanets Inc., the nation's largest provider of converged communications for small and mid-size businesses; and
- entering into an agreement to sell our Connectivity Solutions business to CommScope, Inc.

These actions, in the aggregate, give Avaya better focus in what we sell, and improve our ability to sell.

To ensure that our organizational structure provides both a strong foundation and a strong incentive for growth, we integrated most of the sales and marketing functions across the Company, effective January 1, 2004. Led by Lou D'Ambrosio, the new organization will give us the best of both synergy and specialization, leveraging sales and marketing resources across the business while allowing us to maintain the dedicated customer focus that our group structure was designed to promote.

As I write this in late 2003, economic indicators are beginning to show signs of improvement. I'm looking forward to expanding our accomplishments in the coming months, and I look forward to sharing those results with you next year.

Sincerely,

Donald K. Peterson
Chairman of the Board and
Chief Executive Officer

AVAYA

211 Mt. Airy Road
Basking Ridge, New Jersey 07920

NOTICE OF THE 2004 ANNUAL MEETING OF SHAREHOLDERS

January 9, 2004

To our Shareholders:

The Annual Meeting of Shareholders of Avaya Inc., a Delaware corporation, will be held on Thursday, February 26, 2004 at 9:00 A.M., Eastern Standard Time, at Raritan Valley Community College, Rt. 28 and Lamington Rd., North Branch, New Jersey 08876 for the following purposes:

(1) To elect four Directors;

(2) To approve the amended and restated Long Term Incentive Plan for Management Employees, which will be renamed the Avaya Inc. 2004 Long Term Incentive Plan;

(3) To consider and vote on a shareholder proposal; and

(4) To transact such other business as may properly come before the meeting.

The record date for the determination of the shareholders entitled to vote at the meeting or at any adjournment thereof is the close of business on December 31, 2003.

A list of shareholders entitled to vote at the Annual Meeting will be open to examination by any shareholder, for any purpose germane to the meeting, at the location of the Annual Meeting on February 26, 2004 and during ordinary business hours for ten days prior to the meeting at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920.

Please note that only shareholders and their proxies are invited to attend the Annual Meeting. If you plan to attend, please check the box provided on the accompanying proxy card or, if you vote over the Internet, follow the instructions provided to indicate that you plan to attend. Whether or not you plan to attend, we urge you to complete, sign and return the enclosed proxy card or to vote over the Internet or by telephone so that your shares will be represented and voted at the Annual Meeting.

By Order of the Board of Directors

Pamela F. Craven
Secretary

WE URGE SHAREHOLDERS TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR TO VOTE OVER THE INTERNET OR BY TELEPHONE

AVAYA

211 Mt. Airy Road
Basking Ridge, New Jersey 07920

PROXY STATEMENT FOR THE 2004 ANNUAL MEETING OF SHAREHOLDERS

About the Annual Meeting

Why have I received these materials?

The accompanying proxy, being mailed and made available electronically to shareholders on or about January 9, 2004, is solicited by the Board of Directors of Avaya Inc. (referred to throughout this Proxy Statement as "Avaya," "the Company," "we" or "our") in connection with our Annual Meeting of Shareholders that will take place on Thursday, February 26, 2004. You are cordially invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

Who is entitled to vote at the Annual Meeting?

Holders of common stock ("Common Stock") of Avaya as of the close of business on December 31, 2003 will be entitled to vote at the Annual Meeting. On October 1, 2003, there were outstanding and entitled to vote 418,556,160 shares of Common Stock, each of which is entitled to one vote with respect to each matter to be voted on at the Annual Meeting.

How do I vote my shares at the Annual Meeting?

If you are a "record" shareholder of Common Stock (that is, if you hold Common Stock in your own name in Avaya's stock records maintained by our transfer agent, The Bank of New York), you may complete and sign the accompanying proxy card and return it to Avaya or deliver it in person. In addition, you may vote through the Internet or by using a toll-free telephone number by following the instructions included with your proxy card. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for shareholders of record will close at 11:59 P.M. Eastern Standard Time on February 25, 2004.

"Street name" shareholders of Common Stock (that is, shareholders who hold Common Stock through a broker or other nominee) who wish to vote at the Annual Meeting will need to obtain a proxy form from the institution that holds their shares and to follow the voting instructions on that form.

If you are a participant in the Avaya Savings Plan, the Avaya Savings Plan for Salaried Employees or the Avaya Savings Plan for the Variable Workforce or hold Common Stock in an Avaya Employee Stock Purchase Plan account, you will receive one proxy card for all shares that you own through those savings plans and in your Employee Stock Purchase Plan account. That proxy card will serve as a voting instruction card for the trustees or administrators of those plans where all accounts are registered in the same name. If you own shares through the savings plans or in an Employee Stock Purchase Plan account and do not vote, the savings plan trustees will vote your plan shares in the same proportion as shares for which instructions were received under each savings plan, and shares held in an Employee Stock Purchase Plan account will be voted in accordance with normal brokerage industry practices.

Can I change my vote after I return my proxy card or after I vote electronically or by telephone?

Yes. After you have submitted a proxy, you may change your vote at any time before the proxy is exercised by submitting a notice of revocation or a proxy bearing a later date. Regardless of whether you voted using a traditional proxy card, through the Internet or by telephone, you may use any of those three methods to change your vote. You may change your vote either by submitting a proxy card prior to the date of the Annual Meeting or by voting again prior to the time at which the Internet and telephone voting facilities close by following the procedures applicable to those methods of voting. In each event, the later submitted vote will be recorded and the earlier vote revoked.

What constitutes a quorum for purposes of the Annual Meeting?

The presence at the Annual Meeting in person or by proxy of the holders of a majority of the voting power of all outstanding shares of Common Stock entitled to vote shall constitute a quorum for the transaction of business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters.

What vote is required to approve each item?

The election of Directors at the Annual Meeting requires the affirmative vote of a plurality of the votes cast at the Annual Meeting by shares represented in person or by proxy and entitled to vote for the election of Directors.

Each other item to be voted upon at the Annual Meeting requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter for approval.

A properly executed proxy marked "ABSTAIN" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention on any matter will have the effect of a negative vote on that matter. If you hold your shares in "street name" through a broker or other nominee, shares represented by "broker non-votes" will be counted in determining whether there is a quorum but will not be counted as votes cast on any matter.

What information do I need to attend the Annual Meeting?

You will need an admission ticket to attend the Annual Meeting. If you are a record shareholder who received a paper copy of this Proxy Statement, an admission ticket is included with the mailing and is attached to the proxy card. If you are a street name shareholder or if you have received your proxy materials electronically, you can obtain an admission ticket in advance by sending a written request, along with proof of ownership, such as a bank or brokerage account statement or a statement indicating your holdings in an Avaya savings plan or Employee Stock Purchase Plan account, to our transfer agent, The Bank of New York, at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you arrive at the Annual Meeting without an admission ticket, we will admit you only if we are able to verify that you are an Avaya shareholder.

How does the Board recommend that I vote my shares?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

- FOR the Directors' proposal to elect the nominated Directors set forth on page 4 of this Proxy Statement;
- FOR the Directors' proposal to approve the amended and restated Long Term Incentive Plan for Management Employees, which will be renamed the Avaya Inc. 2004 Long Term Incentive Plan, as set forth on page 6 of this Proxy Statement; and
- AGAINST the shareholder proposal, as set forth on page 11 of this Proxy Statement.

With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion in the best interests of Avaya. At the date this Proxy Statement went to press, the Board of Directors had no knowledge of any business other than that described in this Proxy Statement that would be presented for consideration at the Annual Meeting.

Who will bear the expense of soliciting proxies?

Avaya will bear the cost of soliciting proxies in the form enclosed. In addition to the solicitation by mail, proxies may be solicited personally or by telephone, facsimile or electronic transmission by our employees and by a third-party proxy solicitation company. We have engaged Georgeson Shareholder Communications Inc., 17 State Street, New York, New York 10004, to assist in solicitation of proxies at an estimated fee of $11,000 plus disbursements. We may reimburse brokers holding Common Stock in their names or in the names of their nominees for their expenses in sending proxy materials to the beneficial owners of the Common Stock.

What if multiple shareholders share the same address?

In accordance with notices previously sent to eligible record shareholders who share a single address, we are sending only one annual report and proxy statement to that address unless we received instructions to the contrary from any record shareholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, upon written or oral request, we will deliver promptly a separate copy of the annual report and proxy statement to a record shareholder who has been householded. Such requests can be made by contacting our transfer agent, The Bank of New York, at 1-866-22-Avaya (or 1-866-222-8292) or by writing to The Bank of New York at Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. If you are a record shareholder and would like for your proxy materials to be householded, you can contact our transfer agent at the number and address in the preceding sentence and request information on how to participate in householding for future annual meetings. In addition, if you are a record shareholder who no longer wishes to participate in householding, you can use the above-referenced telephone number and address to notify Avaya that you wish to receive a separate annual report and proxy statement for future annual meetings.

If you are a street name shareholder and own your shares through a broker or other nominee, you can request to participate in householding, or alternatively can request separate copies of the annual report and proxy statement, by contacting your broker or nominee.

Is there any information that I should know about future annual meetings?

Shareholder Proposals

Any shareholder who intends to present a proposal at the 2005 Annual Meeting of Shareholders (the "2005 Annual Meeting") must deliver the proposal via standard mail, overnight delivery or other courier, to the office of the corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920:

- not later than September 15, 2004, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- on or after December 13, 2004, and on or before January 12, 2005, if the proposal is submitted pursuant to Avaya's by-laws, in which case we are not required to include the proposal in our proxy materials.

Electronic Access to Proxy Materials and Annual Reports

This Proxy Statement and Avaya's 2003 Annual Report are available on Avaya's Internet site at http://investors.avaya.com/financials. Please note that the information on our website is not incorporated by reference in this Proxy Statement. Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. All shareholders (beneficial and street name) can save Avaya the cost of producing and mailing these documents by visiting Avaya's investor relations website at http://investors.avaya.com and following the instructions on how to sign up for electronic delivery of shareholder materials. In addition, if you are a record shareholder who is voting by telephone or over the Internet, you can choose this option by following the instructions provided. Moreover, if you are a street name shareholder, you can refer to the information provided by the institution that holds your shares and follow that institution's instructions on how to elect to view future proxy statements and annual reports over the Internet.

I. PROPOSALS

Proposal 1.
Directors' Proposal to Elect Directors

Our Board of Directors consists of three classes, Class 1, Class 2 and Class 3, with each class serving for a full three-year term. Messrs. Landy, Leslie, Peterson and Terracciano are Class 3 Directors who are nominees for reelection at the Annual Meeting. If elected, they will serve until our 2007 annual meeting. The Class 1 Directors will be considered for reelection at our 2005 annual meeting. The Class 2 Directors will be considered for reelection at our 2006 annual meeting. Directors will be elected by the affirmative vote of a plurality of the votes cast at the Annual Meeting.

Information with Respect to Nominees and Continuing Directors

The following table sets forth as of October 1, 2003 information as to persons who serve as our Directors; provided that Mr. Wallman joined our Board of Directors effective December 12, 2003.

Name	Age	Position	Term Expires
Donald K. Peterson	54	Chairman, President and CEO	2004
Bruce R. Bond	57	Director	2006
Joseph P. Landy	42	Director	2004
Mark Leslie	57	Director	2004
Philip A. Odeen	68	Director	2005
Hellene S. Runtagh	55	Director	2005
Daniel C. Stanzione	58	Director	2006
Paula Stern	58	Director	2005
Anthony P. Terracciano	64	Director	2004
Richard F. Wallman	52	Director	2005
Ronald L. Zarrella	53	Director	2006

Nominees for Reelection at this Annual Meeting (Class 3)

Joseph P. Landy has been a Director of Avaya since January 6, 2003. Mr. Landy has been a managing member of Warburg Pincus LLC since October 2002 and has been co-president of Warburg Pincus LLC since January 2002. From September 2000 to January 2002, Mr. Landy served as an executive managing director of Warburg Pincus LLC. Mr. Landy has been with Warburg Pincus LLC since 1985. Mr. Landy was nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions."

Mark Leslie has been a Director of Avaya since July 19, 2001. Mr. Leslie is currently the Managing Director of Leslie Ventures, a private investment company. He is also an adjunct professor at Stanford Graduate School of Business and Stanford University—Graduate Engineering. Mr. Leslie has been a Director of Veritas Software Corporation ("Veritas") since May 1988. He was Chairman of the Board of Veritas from April 1997 until December 2001, and he was President and Chief Executive Officer of Veritas from 1990 to 2000.

Donald K. Peterson has been the Chairman of our Board of Directors since January 2002 and our President and Chief Executive Officer and a Director of Avaya since September 30, 2000. In addition, Mr. Peterson served as the Vice Chairman of our Board of Directors from November 2, 2000 to January 2002. Mr. Peterson was the Executive Vice President and Chief Executive Officer of Lucent Technologies Inc.'s ("Lucent") Enterprise Networks Group from March 1, 2000 until September 30, 2000. He was Executive Vice President and Chief Financial Officer for Lucent from February 1996 until March 1, 2000 following his employment with AT&T Corp. Mr. Peterson is a director of The Reynolds and Reynolds Company.

Anthony P. Terracciano has been a Director of Avaya since February 25, 2003. Mr. Terracciano served on the board of directors of American Water Works Company Inc. from 1997, and held the position of Vice Chairman from 1998, until its acquisition by Thames Water in January 2003. From July 2000 to January 2002, he was chairman of Dime Bancorp, and he previously held executive positions with First Union Corporation, First Fidelity Bancorporation, Mellon Bank Corp. and Chase Manhattan Bank. Mr. Terracciano currently is a director of IKON Office Solutions. Mr. Terracciano previously served as a Director of Avaya, but he resigned as a Director effective December 19, 2002 in connection with transactions discussed under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions." On the Board's own motion, Mr. Terracciano was subsequently re-elected to the Board in February 2003 with no affiliation to the Warburg Pincus Entities.

Directors with Terms Expiring in 2005 (Class 1)

Philip A. Odeen has been a Director of Avaya since October 25, 2002. Mr. Odeen served as Chairman of TRW, Inc. ("TRW") from February 2002 until its acquisition by Northrop Grumman Corporation ("Northrop Grumman") in December 2002. From January 2002 to February 2002, he served as a consultant to TRW.

Mr. Odeen was Executive Vice President of Washington Operations of TRW from 2000 to 2002 and was Executive Vice President and General Manager of TRW Systems & Information Technology from 1997 to 2000. Mr. Odeen was President and Chief Executive Officer of BDM International Inc., which TRW acquired in 1997. Mr. Odeen is currently a director of The AES Corporation, Convergys Corporation, Northrop Grumman, and The Reynolds and Reynolds Company.

Hellene S. Runtagh has been a Director of Avaya since February 25, 2003. Ms. Runtagh served as President and Chief Executive Officer of the Berwind Group ("Berwind") from 2001 to 2002. Prior to joining Berwind, Ms. Runtagh was Executive Vice President of Universal Studios from 1999 to 2001. From 1996 to 1999, she was Senior Vice President of Universal Studios. Ms. Runtagh currently is a director of Covad Communications Group Inc. and Lincoln Electric Holdings, Inc.

Paula Stern has been a Director of Avaya since December 2, 2002. Dr. Stern has been Chairwoman of The Stern Group, Inc., a Washington, D.C. based economic analysis and international business and trade advisory firm, since 1988. Dr. Stern has held several high-level government positions dealing with international trade and foreign policy, including commissioner and chairwoman of the U.S. International Trade Commission. She currently serves on the boards of directors of Avon Products, Inc., Hasbro Inc. and The Neiman Marcus Group, Inc.

Richard F. Wallman has been a Director of Avaya since December 12, 2003. Mr. Wallman served as Senior Vice President and Chief Financial Officer of Honeywell International Inc. ("Honeywell") from 1999 to July 2003. He was Chief Financial Officer at AlliedSignal Inc. from 1995 to 1999, prior to its merger with Honeywell. Mr. Wallman currently serves on the boards of directors of Ariba, Inc., Hayes-Lemmerz International, Inc. and Lear Corporation.

Directors with Terms Expiring in 2006 (Class 2)

Bruce R. Bond has been a Director of Avaya since February 25, 2003. Mr. Bond is a retired executive with over 20 years of experience in the telecommunications industry. Mr. Bond served as Chairman and Chief Executive Officer of PictureTel Corporation from 1997 to 1998.

Daniel C. Stanzione has been a Director of Avaya since September 30, 2000. Dr. Stanzione is President Emeritus of Bell Laboratories, where he began his career in 1972. He served as Special Advisor to the Chairman of Lucent Technologies Inc. ("Lucent") from October 1999 to October 2000. Dr. Stanzione served as Chief Operating Officer of Lucent from November 1997 to October 1999 and as the President of Bell Laboratories at Lucent from March 1996 to October 1999. Dr. Stanzione is currently a director of Quest Diagnostics Incorporated.

Ronald L. Zarrella has been a Director of Avaya since February 27, 2002. Since November 2001, Mr. Zarrella has been Chairman and Chief Executive Officer of Bausch & Lomb Incorporated, where he has held several executive positions since 1985. He was previously with General Motors Corporation, where beginning in 1998, he was Executive Vice President and President of General Motors North America.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF MESSRS. LANDY, LESLIE, PETERSON AND TERRACCIANO.

Proposal 2.
Directors' Proposal to Approve the Avaya Inc. 2004 Long Term Incentive Plan

We are asking shareholders to approve the amended and restated Avaya Inc. Long Term Incentive Plan for Management Employees, which will be renamed the Avaya Inc. 2004 Long Term Incentive Plan (the "Plan"). The Plan was approved by the Board on December 11, 2003, and the amendment and restatement will become effective upon receipt of the approval of Avaya's shareholders at the Annual Meeting. Upon approval by shareholders, the Plan will be a successor plan to, and no further grants will be made from, four of the Company's existing plans: the 2000 Long Term Incentive Plan, the 2000 Stock Compensation Plan for Non-employee Directors, the Broad-Based Stock Option Plan, and the Long Term Incentive Plan for Management Employees (the "Existing Plans"). In the event that the requisite vote of the shareholders to approve the Plan is not obtained, the Plan will not become effective and the Company will continue to make grants of awards pursuant to the terms of the Existing Plans, subject to applicable law.

The consolidation of the Existing Plans into the Plan will result in an aggregate reduction in the number of shares eligible for awards under the Existing Plans and is expected to improve Avaya's ability to administer its stock plans. In addition, adoption of the Plan would help ensure that certain compensation paid to executive officers pursuant to the Plan qualify as "performance-based compensation" not subject to the limitation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), on deductibility of executive compensation in excess of $1 million. A copy of the Plan has been filed electronically with the Securities and Exchange Commission with this Proxy Statement.

Administration

The Plan will be administered by the Corporate Governance and Compensation Committee.

Term

The term of the Plan will be the period beginning the date the Plan is approved by shareholders and ending on October 1, 2013.

Eligibility

The Corporate Governance and Compensation Committee may select (i) executive officers and other employees actively employed by Avaya or its subsidiaries and (ii) Non-employee Directors to receive awards under the Plan.

Awards

The Plan provides for the grant of options, stock appreciation rights, restricted stock awards, stock retainers for Non-employee Directors, performance awards, dividend equivalents and other stock unit awards, as such terms are defined in the Plan.

Awards to "Covered Employees"

The Plan also provides that, if the Corporate Governance and Compensation Committee determines at the time that an award, other than an option or stock appreciation right with an exercise price not less than 100% of the fair market value of a share of Common Stock on the date of grant, is established for a participant and such participant is, or may be as of the end of the tax year in which Avaya would claim a tax deduction in connection with such award, a "covered employee" within the meaning of Section 162(m) of the Code (i.e., the Chief Executive Officer or one of Avaya's vice presidents), then the Corporate Governance and Compensation Committee shall make the grant of the award subject to the Company attaining specified levels of one or any combination of the following for the relevant performance period: net income; net cash provided by operating activities; earnings per share from continuing operations; operating income; revenues; gross margin; return on operating assets; return on equity; economic value added; stock price appreciation; total shareholder return (measured in terms of stock price appreciation and dividend growth); or cost control, of the Company or the subsidiary or division of the Company for or within which the Covered Employee is primarily employed. The Committee will establish these performance goals within 90 days following the date of commencement of the applicable performance period, or by such earlier time as is prescribed by Section 162(m) of the Code or the regulations thereunder in order for the level to be considered "pre-established." The Committee, may, in its discretion, reduce the amount of any Award subject to this section based on such criteria as it determines, including but not limited to individual merit. No participant may receive, in any 36-month period during the term of the Plan beginning with the date the Plan is approved by the shareholders, awards with respect to more than, in each case in the aggregate, (a) 1,500,000 shares of our Common Stock, (b) $15 million in cash, other securities of the Company or other forms of property, or (c) options or stock appreciation rights on more than 5,000,000 shares of our Common Stock.

Shares Available

Following the consolidation of the Existing Plans into the Plan, the aggregate number of shares of Avaya Common Stock that may be made subject to awards granted under the Plan will be limited to 29,000,000. Any shares granted as options (other than options with an exercise price of less than the fair market value on the date of grant) or stock appreciation rights are counted against this limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against this limit as one and thirty-five hundredths (1.35) of a share for every one share granted; provided that for each option granted with an exercise price of less than the fair market value of a share of Common Stock on the date of grant, the number of full shares representing the aggregate value of the discount on the date of grant are counted against this limit as one and thirty-five hundredths (1.35) of a share for every one share granted. If any shares of our Common Stock are subject to an award, including an award under any of the Existing Plans that was made prior to and remains outstanding as of the effective date of the Plan, that is forfeited, settled in cash, expires, or is otherwise terminated without the issuance of such shares of our Common Stock, the shares of our Common Stock subject to that award will again be available for grant under the Plan if no participant has received any benefits of ownership in respect of those shares. In addition, the number of shares available for awards under the Plan will be increased by (i) the number of shares that the Company repurchases in the open market or otherwise with proceeds received from option exercises, (ii) shares that are tendered or withheld to pay the exercise price or purchase price of an award or to settle tax withholding or other obligations arising in connection with an award, and (iii) shares of our common stock that are not otherwise issued pursuant to an award, in each case including with respect to awards made under any of the Existing Plans prior to and remaining outstanding as of the effective date of the Plan.

Any shares of our Common Stock issued under the Plan, including in connection with substitute awards, may consist, in whole or in part, of authorized and unissued shares of our Common Stock, shares purchased in the open market or otherwise, treasury shares, or any combination of the foregoing as the Board or the Corporate Governance and Compensation Committee may from time to time determine.

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, stock split, reverse stock split, spin-off or other similar transaction or other change in corporate structure affecting the shares of our Common Stock, an adjustment will be made in the aggregate number, class and kind of shares of our Common Stock or other consideration which may be delivered under the Plan, in the number, class, kind and option or exercise price of shares of our Common Stock subject to outstanding awards, and in the number, class and kind of shares of our Common Stock subject to awards granted under the Plan, as may be determined to be appropriate by the Corporate Governance and Compensation Committee, in its sole discretion; provided that the number of shares of our Common Stock subject to any award will always be a whole number. The number of shares available for grants under the Plan or to a participant in any fiscal year will not be reduced by awards granted or shares issued by the Company through the assumption of, or in substitution or exchange for, awards or the right or obligation to make future grants of awards in connection with the acquisition of another corporation or business entity.

As of October 1, 2003, stock options for 43,172,492 shares of Common Stock and restricted stock units for approximately 7,891,028 shares of Common Stock were issued under the Existing Plans, and 41,863,018 shares remained available for issuance in connection with awards under the Existing Plans. In fiscal 2004, as of December 15, 2003, an additional 7,964,050 stock options and 401,000 restricted stock unit awards were issued under the Existing Plans, of which 500,000 stock options and no restricted stock unit awards were issued to the executive officers listed in the Summary Compensation Table and of which no awards were made to the Non-employee Directors. As of December 15, 2003, stock options for 48,382,121 shares of Common Stock and restricted stock units for approximately 3,229,984 shares of Common Stock were outstanding under the Existing Plans, and approximately 34.2 million shares remained available for issuance in connection with awards under the Existing Plans. Moreover, the number of shares available for issuance is subject to increase as a result of the provisions of the Long Term Incentive Plan for Management Employees, which provides for an increase in the number of shares available under that plan on the first day of every calendar year through 2007 by 5% of the shares outstanding at the end of the prior calendar year. In contrast, if shareholders approve the Plan, the number of shares remaining available for issuance in connection with future awards under the Existing Plans would be reduced to zero and the aggregate number of shares of Avaya Common Stock that may be made subject to awards granted under the Plan will be limited as set forth above.

Options; Stock Appreciation Rights

Options to purchase shares of our Common Stock may be granted under the Plan, either alone or in addition to other awards. Except in the case of substitute awards, the purchase price per share of our Common Stock purchasable under an option will be determined by our Corporate Governance and Compensation Committee, in its sole discretion; provided that such purchase price will not be less than 75% of the fair market value, as defined in the Plan, of a share of our Common Stock on the date of the grant of the option. The term of each option will be fixed by our Corporate Governance and Compensation Committee in its sole discretion; provided that no option will be exercisable after the expiration of 7 years from the date of grant. Options will be exercisable at such time or times as determined by our Corporate Governance and Compensation Committee at or subsequent to grant. Subject to the other provisions of the Plan and any applicable award agreement, any option may be exercised by the participant in such form or forms, including, without limitation, payment by delivery of cash or shares of our Common Stock or by any combination of cash or shares of our Common Stock.

In its sole discretion, our Corporate Governance and Compensation Committee may provide at the time of grant that the shares of Common Stock to be issued upon an option's exercise will be in the form of restricted stock or other similar securities, or may reserve the right so to provide after the time of grant. Upon termination of employment, other than for death, disability or retirement, a participant forfeits all unexercisable options and may exercise all exercisable options by the earlier of 90 days following such termination or the original expiration date of the options, except that, if such termination is the result of some actions initiated by us, the participant may exercise a portion of the previously unexercisable options within such period.

Any repricing (as defined under the New York Stock Exchange ("NYSE") listing standards) of options that are granted pursuant to the terms of the Plan will be subject to the approval of the Company's shareholders.

Stock appreciation rights may be granted to participants either alone or in addition to other awards and may, but need not, relate to a specific option or other award. Any stock appreciation rights related to an option may be granted at the same time such option is granted or at any time thereafter before exercise or expiration of such option. In the case of any stock appreciation right related to any option, the stock appreciation right or applicable portion thereof will terminate and no longer be exercisable upon the termination or exercise of the related option, except that any stock appreciation right granted with respect to less than the full number of shares of our Common Stock covered by a related option will not be reduced except to the extent that the number of shares of our Common Stock affected by the exercise or termination of the related option exceeds the number of shares of our Common Stock not covered by the stock appreciation right. Any option related to any stock appreciation right will no longer be exercisable to the extent the related stock appreciation right has been exercised. Our Corporate Governance and Compensation Committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it may deem appropriate.

Performance Shares of Common Stock

Performance-based equity awards may be issued to participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Plan. The performance criteria to be achieved during any performance period under the Plan and the length of the performance period will be determined by our Corporate Governance and Compensation Committee upon the grant of each performance award; provided that no performance period may be less than twelve months or greater than five years. Performance awards generally will be distributed only after the end of the relevant performance period. Performance awards may be paid in cash, Common Stock, other property or any combination thereof, in the sole discretion of our Corporate Governance and Compensation Committee at the time of payment. Performance awards may be paid in a lump sum or in installments following the close of the performance period.

Other Stock Unit Awards

Other awards of shares of Common Stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of our Common Stock or other property may be granted to participants, either alone or in addition to other awards. Other stock unit awards may be paid in shares of our Common Stock, other securities, cash or any other form of property as the Corporate Governance and Compensation Committee may determine. Our Corporate Governance and Compensation Committee may impose those conditions or restrictions on the exercise of any other stock award as the Committee may deem appropriate. Shares of our Common Stock purchased pursuant to other stock awards will be purchased for such consideration as the Corporate Governance and Compensation Committee in its sole discretion determines, which shall not be less than the fair market value of those shares of our Common Stock as of the date such purchase right is awarded.

Restricted Shares of Common Stock

Restricted stock awards may be issued to participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other awards granted under the Plan. Except as otherwise determined by our Corporate Governance and Compensation Committee at the time of grant, upon termination of employment for any reason during the restriction period, all restricted stock awards still subject to restriction will be forfeited by the participant and reacquired by us.

Awards to Non-employee Directors

The Plan will replace the Company's 2000 Stock Compensation Plan for Non-employee Directors. Along those lines, the Plan provides that Non-employee Directors are eligible to receive awards under the Plan, including inaugural grants upon joining the Board and retainer awards for continued service on the Board. To the extent deemed appropriate by the Corporate Governance and Compensation Committee, awards may be granted to Non-employee Directors upon commencement of service on the Board. Retainer awards granted pursuant to the Plan shall be made annually each March 1 beginning March 1, 2004.

Change in Control

The Plan generally provides that, unless our Corporate Governance and Compensation Committee determines otherwise at the time of grant with respect to a particular award, in the event of a "change in control," (1) any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested; (2) the restrictions and deferral limitations applicable to any restricted stock awards will lapse; (3) all performance awards will be considered to be earned and payable in full, and any deferral or other restriction will lapse and such performance awards will be immediately settled or distributed; and (4) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable. Please see "Executive Compensation and Other Information—Employment Contracts and Change in Control Arrangements—Change in Control Arrangements" for the definition of "change in control" under the Plan.

Other Key Provisions

Our Board of Directors may amend, alter or discontinue the Plan, but no amendment, alteration, or discontinuation may be made that would impair rights under an award theretofore granted without the participant's consent. Subject to the provisions of the Plan and any award agreement, the recipient of an award, including, without limitation, any deferred award may, if so determined by our Corporate Governance and Compensation Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares of our Common Stock covered by the award, and our Corporate Governance and Compensation Committee may provide that such amounts, if any, will be deemed to have been reinvested in additional shares of our Common Stock or otherwise reinvested. Unless otherwise specified by the Corporate Governance and Compensation Committee in the applicable award agreement, an award granted under the Plan to a participant may not be assigned other than by will or the laws of descent and distribution, and during the lifetime of the participant an award can only be exercised by that participant or his or her guardian or legal representative; provided, however, that an option granted to a Non-employee Director may be transferred in accordance with rules established by the Company to one or more of the Director's immediate family members, to a partnership of which the only partners are members of that immediate family or to a trust established by the Non-employee Director for the benefit of one or more members of that immediate family.

Market Value

The per share closing price of the Common Stock on December 17, 2003 was $11.13.

Federal Income Tax Consequences

Avaya believes that, under present law, the following are the U.S. federal income tax consequences generally arising with respect to stock options. The grant of a stock option will create no tax consequences for a participant or Avaya. Upon exercising a stock option, a participant must recognize ordinary income equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price. Avaya will be entitled to a deduction for the same amount. The treatment to a participant of a disposition of Common Stock acquired through the exercise of a stock option depends on how long the shares were held. Generally, there will be no tax consequence to Avaya in connection with a disposition of shares of Common Stock acquired under a stock option.

New Plan Benefits

During fiscal 2004, prior to the amendment and restatement of the Long Term Incentive Plan for Management Employees, the Board of Directors approved a grant of 125,000 stock options under the Long Term Incentive Plan for Management Employees to one of the executive officers named in the Summary Compensation Table and stock options and restricted stock units to other employees. (Non-employee Directors were not eligible to participate in the Long Term Incentive Plan for Management Employees). Information with respect to grants to the executive officers named in the Summary Compensation Table that were made under the Long Term Incentive Plan for Management Employees is included under "Executive Compensation and Other Information—Summary Compensation Table" and "Executive Compensation and Other Information—Option Grants in Fiscal 2003." Information with respect to awards made during fiscal 2003 under the Existing Plans is included with the information under "Executive Compensation and Other Information—Equity Compensation Plan Information as of September 30, 2003."

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE AMENDMENT TO AND RESTATEMENT OF THE AVAYA INC. LONG TERM INCENTIVE PLAN FOR MANAGEMENT EMPLOYEES, WHICH HAS BEEN RENAMED THE AVAYA INC. 2004 LONG TERM INCENTIVE PLAN.

Proposal 3.
Shareholder Proposal Regarding Chief Executive Officer Compensation

Proponent's Proposal

Phillip Pennington, 901 Columbus Drive, Harrisburg, Ohio 43126 (the "Proponent"), who, according to Avaya's records was the owner of approximately 5,253 shares of Common Stock as of September 11, 2003, has submitted a letter to Avaya requesting that the following resolution be submitted to our shareholders for consideration at the Annual Meeting:

> "RESOLVED, that the shareholders of Avaya Inc. ask the board of directors to establish a cap on the total compensation that may be paid to the CEO in a given year equal to 50 times the average compensation paid to employees who are not exempt from coverage under the Fair Labor Standards Act in the prior year, including salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and 'other annual' and 'all other compensation;' provided that the cap be implemented in a way that does not violate any existing contractual provision."

The following is the supporting statement of the Proponent in connection with his proposal:

"The compensation of chief executive officers of U.S. public companies has soared in recent years, from a median of $1.8 million in 1992 to $6.1 million in 2000, according to a report of the Conference Board. The explosion in CEO pay has far outstripped gains realized by the majority of workers. According to a *Business Week* article (May 6, 2002), CEOs of large corporations in 2001 made 411 times as much as the average factory worker. In the past decade, according to the same article, while the wages of rank-and-file workers increased by 36%, the compensation of CEOs climbed 340%.

There is evidence that large pay disparities can have a negative effect on worker productivity. A 1992 study by Cowherd and Levine in *Administrative Science Quarterly* found that pay differentials between managers and blue collar workers, as well as within the management group, tends to reduce product quality. A study by Stanford professor Charles O'Reilly and others found that disparity between the CEO's pay and that of lower level managers was associated with higher manager turnover.

According to *Business Week*, in the mid-1980s, Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee to ensure that the contributions of all employees are recognized. Drucker believes that the growing CEO-worker pay differential damages the authority of corporate leaders.

In a September 2002 report, a commission of the Conference Board lamented the 'widespread perception of a lack of fairness that certain executives have garnered substantial compensation even as their companies and the retirement savings of their employees has collapsed.' To restore public confidence, the commission urged compensation committees to 'be mindful of the differences in compensation levels throughout the corporation in setting senior executive compensation levels.'

I believe this proposal is necessary to bringing more balance to the differential between senior executive and employee pay. I urge Avaya shareholders to vote for this proposal."

Our Response to the Proponent's Proposal

The Corporate Governance and Compensation Committee of the Board is responsible for determining the Chief Executive Officer's compensation, and it gives consideration to a number of factors, including individual performance, company performance and market data regarding chief executive officer compensation in other publicly owned and similarly sized companies in comparable industries. See "Executive Compensation and Other Information—Report on Executive Compensation" for more information. Using these factors, the Committee is able to link the CEO's compensation to the Company's financial goals and sustained growth of shareholder value. Mr. Peterson's compensation for fiscal 2003 was established using these factors. The amounts identified in the Summary Compensation Table for his "Salary," "Bonus," "Other Annual Compensation," and "All Other Compensation" for fiscal 2003 totaled $2,084,900. The amounts identified in the Summary Compensation Table under "Restricted Stock Unit Awards" and "Securities Underlying Options" represent long-term compensation awarded to Mr. Peterson for fiscal 2003, but those amounts include awards that vest in part after fiscal 2003. See "Executive Compensation and Other Information—Summary Compensation Table" and "Executive Compensation and Other Information—Option Grants in Fiscal 2003" for more information.

This shareholder proposal would severely limit the Committee's discretion to establish appropriate performance-based compensation and instead would provide an arbitrary formula that does not take into account achieving financial and other business goals. In addition, it would limit the Company's ability to remain competitive in the market for executive leadership. Moreover, it does not take into account the compensation paid to our CEO as it relates to the compensation of chief executive officers of publicly owned and similarly sized companies in comparable industries. As a result, the Board had concluded that it cannot support the Proponent's proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS SHAREHOLDER PROPOSAL.

II. CORPORATE GOVERNANCE AND RELATED MATTERS

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors has adopted the Avaya Inc. Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. The Guidelines provide a framework for Avaya's corporate governance initiatives and cover topics including, but not limited to, Board and committee composition, Director compensation, and Director tenure. The Corporate Governance and Compensation Committee is responsible for overseeing and reviewing the Guidelines and reporting and recommending to the Board any changes to the Guidelines.

The Guidelines provide that a majority of the members of the Board must meet the criteria for independence as required by applicable law and the NYSE listing standards. No Director qualifies as independent unless the Board determines that the Director has no direct or indirect material relationship with the Company. Along those lines, our Board has determined that, excluding Mr. Peterson, a majority of the Directors is independent in accordance with applicable law and NYSE rules. In making that determination, the Board applied the following standards, in addition to any relevant facts and circumstances:

- A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), generally is presumed not to be independent until five years after he or she ceases to receive more than $100,000 per year in such compensation.
- A Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not independent until five years after the end of either the affiliation or the auditing relationship.
- A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serves on that company's compensation committee is not independent until five years after the end of such service or the employment relationship.
- A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company (A) that accounts for at least 2% of the Company's consolidated gross revenues, or (B) for which the Company accounts for at least 2% or $1 million, whichever is greater, of such other company's consolidated gross revenues, in each case is not independent until five years after falling below such threshold.
- A Director who is, or whose immediate family member is, an officer, director or trustee of a not-for-profit organization that received contributions from the Company during the organization's most recent fiscal year equal to or greater than the lesser of $50,000 and one percent of the organization's total annual donations is not independent.

Since the Board made its determination as to Director independence, our Corporate Governance Guidelines have been modified to comply with newly approved NYSE listing standards and independence requirements, which become effective after January 15, 2004. We believe that an analysis of the independence of Directors under the new standards results in the same conclusion as under the standards outlined above, namely that, excluding Mr. Peterson, a majority of the Directors is independent under applicable law and NYSE rules.

CODE OF CONDUCT

Avaya has adopted a worldwide Code of Conduct, entitled *Operating with Integrity*, which is designed to help Directors and employees resolve ethical issues in an increasingly complex global business environment. The Code of Conduct applies to all Directors and employees, including the Chief Executive Officer, the Chief Financial Officer, the Controller and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available at Avaya's corporate governance website located at http://investors.avaya.com/governance. Avaya may post amendments to or waivers of the provisions of the Code of Conduct, if any, made with respect to any of our Directors and executive officers on that website. Please note, however, that the information contained on the website is not incorporated by reference in, or considered to be a part of, this document.

BOARD OF DIRECTORS' MEETINGS, COMMITTEES AND FEES

Our Board of Directors held a total of ten meetings during the fiscal year ended September 30, 2003. During fiscal 2003 all of our Directors attended 75% or more of the meetings of the Board and meetings of committees of the Board on which they served. As a general matter, Board members are expected to attend Avaya's annual meetings. At Avaya's 2003 annual meeting, all members of the Board and nominees for election to the Board were present except for Mr. Zarrella, who was unable to attend because he was required to preside over a Bausch & Lomb Incorporated board meeting, which was previously scheduled for the same day as Avaya's annual meeting.

Among the standing committees of the Board of Directors are the Audit Committee and the Corporate Governance and Compensation Committee, which, in addition to its other functions, acts as a nominating committee.

Audit Committee

The Charter of the Audit Committee of the Board of Directors is available on our corporate governance website at http://investors.avaya.com/governance. Please note that the information on our website is not incorporated by reference in this Proxy Statement. The Charter of the Audit Committee requires that the Audit Committee be comprised of at least three members, all of whom are Non-employee Directors and at least one of whom is an "audit committee financial expert," as defined by the Securities Exchange Commission. The members of the Audit Committee are Mr. Leslie (Chairman), Mr. Bond, Dr. Stanzione, Dr. Stern and Mr. Terracciano, all of whom meet the independence requirements of the NYSE. The Board has determined that Mr. Terracciano is an audit committee financial expert.

The Audit Committee has sole and direct authority to engage, appoint, evaluate, compensate and replace the independent auditors, and it reviews and approves in advance all audit, audit related and non-audit services performed by the independent auditors (to the extent those services are permitted by the Securities Exchange Act of 1934, as amended). The Audit Committee meets with our management regularly to consider the adequacy of our internal controls and financial reporting process and the reliability of our financial reports to the public. This committee also meets with the independent auditors and with our own appropriate financial personnel and internal auditors regarding these matters. Both the independent auditors and the internal auditors regularly meet privately with this committee and have unrestricted access to this committee. The Audit Committee examines the independence and performance of our internal auditors and our independent auditors. In addition, among its other responsibilities, the Audit Committee reviews our critical accounting policies, our annual and quarterly reports on Forms 10-K and 10-Q, and our earnings releases before they are published. The Audit Committee held nine meetings during fiscal 2003. See "—Audit Committee Information—Report of Audit Committee" on page 16 of this Proxy Statement for more information.

Each of Messrs. Bond, Leslie, and Terracciano, Dr. Stanzione and Dr. Stern meets the NYSE independence requirements for membership on an audit committee.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee Charter is available on our corporate governance website at http://investors.avaya.com/governance. Please note that the information on our website is not incorporated by reference in this Proxy Statement. The Corporate Governance and Compensation Committee Charter requires that the committee be comprised of at least three members, all of whom are Non-employee Directors and meet the independence requirements of the NYSE. The members of the Corporate Governance and Compensation Committee are Messrs. Odeen (Chairman), Landy, and Zarrella and Ms. Runtagh, all of whom meet the independence requirements of the NYSE. The committee provides oversight and guidance in the development of compensation and benefit programs for all employees of the

Company and administers management incentive compensation plans. The committee also establishes the compensation of officers and reviews the compensation of Directors.

In addition to the above, the Corporate Governance and Compensation Committee is responsible for recommending to our full Board of Directors nominees for election as Directors. To fulfill this role, the committee reviews the composition of the full Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Among other things, when assessing a candidate's qualifications, the committee considers: the number of other boards on which the candidate serves, including public and private company boards as well as not-for-profit boards; other business and professional commitments of the candidate; the need of the Board for Directors having certain skills and experience; and the diversity, in the broadest sense, of the Directors then comprising the Board. In addition, Directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders while relying on the honesty and integrity of the Company's senior management and its outside advisors and auditors. Moreover, Directors are expected to act ethically at all times and adhere to the applicable provisions of Avaya's Code of Conduct, *Operating with Integrity*. The committee considers all of these qualities when determining whether or not to recommend a candidate for Director. The committee also utilizes the services of a search firm to help identify candidates for Director who meet the qualifications outlined above.

The Corporate Governance and Compensation Committee considers qualified candidates for Director suggested by our shareholders. Shareholders can suggest qualified candidates for Director by writing to our corporate secretary at 211 Mt. Airy Road, Basking Ridge, New Jersey 07920. Submissions that are received that meet the criteria outlined in the immediately preceding paragraph are forwarded to the Chairman of the Corporate Governance and Compensation Committee for further review and consideration.

Among its other responsibilities, the committee makes recommendations to our Board of Directors from time to time as to matters of corporate governance, and reviews and assesses Avaya's Corporate Governance Guidelines. The Corporate Governance and Compensation Committee held thirteen meetings during fiscal 2003.

Executive Sessions

Non-management Directors meet regularly in executive sessions without management. "Non-management" Directors are all those who are not Company officers and include Directors, if any, who are not "independent" by virtue of the existence of a material relationship with the Company. Executive Sessions are led by a "Lead Director." An executive session is held in conjunction with each regularly scheduled Board meeting and other sessions may be called by the Lead Director in his or her own discretion or at the request of the Board. Mr. Odeen has been designated as the Lead Director.

Contacting the Board of Directors

Any shareholder who desires to contact Avaya's Lead Director or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, a shareholder can contact the Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, N.J. 07920. Communications received electronically or in writing are distributed to the Lead Director or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received. For example, if any complaints regarding accounting, internal accounting controls and auditing matters are received, then they will be forwarded by the Secretary to the Chairman of the Audit Committee for review.

How are Directors compensated?

Prior to December 19, 2002, upon becoming a member of Avaya'a Board, each Director received an inaugural award in the form of a grant of stock options with an exercise price equal to the fair market value of our Common Stock on the date of grant. The number of shares subject to stock options awarded was equal to three times the quotient of $50,000 divided by the fair market value of our Common Stock on the date of grant. Along those lines, Mr. Odeen, whose term as a Director began on October 25, 2002, received an inaugural grant of an option to purchase 87,719 shares of our Common Stock at a price per share of $1.71.

Dr. Stern, whose term as a Director began on December 2, 2002, received an inaugural grant of an option to purchase 48,701 shares of our Common Stock at a price per share of $3.08. Effective December 19, 2002, the Board suspended the granting of stock options for inaugural grants. Effective that date, each new Director receives an inaugural grant of restricted stock units having a total value on the date of grant of $50,000, which restricted stock units are placed in that Director's deferred share account under the Company's Deferred Compensation Plan. Accordingly, Mr. Landy, whose term as a Director began on January 6, 2003, received an inaugural grant of restricted stock units representing 19,417 shares of our Common Stock. Mr. Bond, whose term as a Director began on February 25, 2003, received an inaugural grant of restricted stock units representing 24,570 shares of Common Stock. Ms. Runtagh, whose term as a Director began on February 25, 2003, received an inaugural grant of restricted stock units representing 24,570 shares of Common Stock. Mr. Wallman, whose term as a Director began on December 12, 2003, received an inaugural grant of restricted stock units representing 4,321 shares of Common Stock. Certain of the Directors listed above have elected to place certain shares of Common Stock to be received by them upon vesting of their restricted stock units in a deferred share account pursuant to the terms of our Deferred Compensation Plan, which shares would be distributed to them upon their retirement from the Board. See "Security Ownership of Certain Beneficial Owners and Management" for more information.

For fiscal 2003, all Directors (other than Mr. Wallman) received an annual retainer of $100,000. The chair of each committee receives an additional annual retainer of $10,000. Directors do not receive separate meeting fees.

Prior to December 19, 2002, Directors were required to elect to receive at least 50% of their retainers in our Common Stock or an option to purchase our Common Stock or a combination of Common Stock and an option. Any remaining amount could be paid in cash, but could not exceed 50% of the retainer. If a Director elected to receive an option, the number of shares purchasable under the option was equal to three times the quotient of the dollar value of the retainer taken as an option divided by the fair market value of our Common Stock on the date of grant.

The exercise price per share under the option was the fair market value of a share on the date of grant. Options generally became exercisable on the six-month anniversary of the date of grant and had a 10-year term. Directors could defer all or a portion of their retainers under our Deferred Compensation Plan, except for the portion of their retainers that was in the form of stock options.

Effective December 19, 2002, the Board suspended the granting of stock options as part of the annual retainer, and Directors are required to elect to receive at least 50% of their retainers in our Common Stock, to be received either at the time of payment of their retainers or to be placed in their deferred share accounts under the Company's Deferred Compensation Plan. Any remaining amounts may be paid in cash, but shall not exceed 50% of the retainer. Directors can defer all or a portion of their retainers under our Deferred Compensation Plan.

We also provide Non-employee Directors with travel accident insurance when traveling on our business. We do not provide a retirement plan or other perquisites for our Directors.

AUDIT COMMITTEE INFORMATION

The following "Report of Audit Committee" shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of Audit Committee

The Audit Committee acts under a written charter adopted and approved by the Board of Directors. The Audit Committee reviews Avaya's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that Avaya's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees).

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from Avaya and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also considered whether the independent auditors' provision of non-audit services to Avaya is compatible with the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Avaya's Annual Report on Form 10-K for the year ended September 30, 2003 for filing with the SEC.

Audit Committee: Mark Leslie, Bruce R. Bond, Daniel C. Stanzione, Paula Stern, and Anthony P. Terracciano

Independent Auditor Information

Fees Billed to Avaya by PricewaterhouseCoopers LLP

Audit Fees

The aggregate fees billed to Avaya by the independent auditors, PricewaterhouseCoopers LLP ("PwC"), for professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2003, for the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2003, and for audits of Avaya's international operations for fiscal 2003 totaled approximately $4.1 million. The aggregate fees billed to Avaya by PwC for professional services rendered in connection with the audit of Avaya's financial statements incorporated by reference in Avaya's Annual Report on Form 10-K for fiscal 2002, for the review of Avaya's financial statements included in Avaya's Quarterly Reports on Form 10-Q during fiscal 2002, and for audits of Avaya's international operations in for fiscal 2002 totaled approximately $3.9 million.

Audit Related Fees

The aggregate fees billed to Avaya by PwC for assurance and related services that are reasonably related to the performance of the audit and review of Avaya's financial statements that are not already reported in the paragraph immediately above totaled approximately $593,000 and $700,000 for fiscal 2003 and 2002, respectively. These services included benefit plan audits, carve-out audits for our Connectivity Solutions group, which were conducted in connection with the sale of that unit, and other U.S. and international audit-related services.

Tax Fees

The aggregate fees billed to Avaya by PwC for professional services rendered by PwC for tax compliance, tax advice and tax planning totaled approximately $769,000 and $751,000 for fiscal 2003 and 2002, respectively. These services included executive tax advisory and executive and expatriate tax compliance services that have been discontinued for periods following 2003 and included other U.S. and international tax advisory and tax compliance services.

All Other Fees

The aggregate fees billed to Avaya by PwC for products and services provided by PwC other than as set forth above totaled approximately $375,000 for 2002. These fees were billed in connection with financial information systems design and implementation services and stock option reporting services. No such fees were billed to Avaya by PwC for 2003.

Engagement of the Independent Auditor

The Audit Committee is responsible for approving every engagement of PwC to perform audit or non-audit services on behalf of the Company or any of its subsidiaries before PwC is engaged to provide those services.

Independent Auditor Selection for Fiscal 2004

PwC has been selected to serve as Avaya's independent auditors for the fiscal year ended September 30, 2004. Representatives of PwC are expected to be present at the Annual Meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On October 2, 2000, the Company sold to Warburg Pincus Equity Partners, L.P. and certain affiliated investment funds (the "Warburg Pincus Entities") four million shares of the Company's Series B convertible participating preferred stock and warrants to purchase Common Stock for an aggregate purchase price of $400 million. On March 21, 2002, the Company completed a series of transactions pursuant to which the Warburg Pincus Entities acquired 53,000,000 shares of Avaya Common Stock by (i) converting all four million shares of the Series B preferred stock into Common Stock based on a reduced conversion price, (ii) exercising some of their warrants, and (iii) purchasing additional shares of common stock in a private offering, all resulting in gross proceeds to Avaya of $100 million. Following the transactions described above, there were no shares of Series B preferred stock outstanding. In addition to the shares of Common Stock owned by the Warburg Pincus Entities following the March 21, 2002 transactions described above, the Warburg Pincus Entities continued to hold warrants to purchase additional shares of our Common Stock.

As part of the March 2002 transaction described above, the Warburg Pincus Entities obtained the right to nominate a Director who was independent of the Warburg Pincus Entities and was reasonably acceptable to our Board of Directors. In April 2002, the Warburg Pincus Entities exercised that contractual right and, accordingly, Mr. Terracciano was appointed to Avaya's Board of Directors as their nominee.

On December 23, 2002, Avaya and the Warburg Pincus Entities commenced an exchange offer to purchase approximately $661 million aggregate principal amount at maturity, or 70%, of our outstanding Liquid Yield Option Notes ("LYONs™") due 2021 (the "Exchange Offer").[1] Under the terms of the Exchange Offer, holders of LYONs could elect to receive either cash consideration or a combination of cash plus shares of Common Stock. Of the $200 million of cash available in the Exchange Offer, no more than $100 million could be paid by Avaya and no more than $100 million could be paid by the Warburg Pincus Entities. Under the terms of the Exchange Offer, Avaya had the right to determine how much of the consideration paid in cash would be paid by us and how much would be paid by the Warburg Pincus Entities. The Exchange Offer terminated on January 28, 2003. In consideration of the Warburg Pincus Entities' participation in the Exchange Offer, (i) we reduced the per share exercise price of Series A warrants held by the Warburg Pincus Entities to $0.01, (ii) the Warburg Pincus Entities agreed to exercise for cash a portion of the Series A warrants to purchase an aggregate of 5,581,101 shares of common stock of Avaya for aggregate cash consideration of $55,811 and (iii) the Warburg Pincus Entities agreed to convert all LYONs acquired by them into an aggregate of 1,588,548 shares of common stock of Avaya.

On October 23, 2003, the Warburg Pincus Entities disposed of 25,000,000 shares of our Common Stock, according to a Schedule 13D/A filed with the SEC on that date.

As a result of the foregoing, as of October 23, 2003, the total number of shares of our Common Stock held by the Warburg Pincus Entities, including shares of our Common Stock that could be acquired upon the exercise of certain warrants, was 49,098,769 shares. For more information regarding the shares of common stock and warrants held by the Warburg Pincus Entities, see "Security Ownership of Certain Beneficial Owners and Management."

Mr. Terracciano resigned from the Board of Directors effective December 19, 2002, prior to the decision of the Board of Directors to proceed with the Exchange Offer. Mr. Terracciano may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he might have incurred as a result of serving as a Director of Avaya prior to that resignation. Under the agreement we entered into with the Warburg Pincus Entities in connection with the Exchange Offer, the Warburg Pincus Entities have the right to nominate one individual for election to our Board of Directors, which individual

[1] LYONs™ is a trademark of Merrill Lynch & Co., Inc.

may be affiliated with the Warburg Pincus Entities. In January 2003, the Warburg Pincus Entities nominated Mr. Joseph P. Landy, who is a nominee for reelection at the Annual Meeting.

In February 2003, the Board of Directors, on its own motion and independent of his prior nomination by the Warburg Pincus Entities, appointed Mr. Terracciano as a Director. Mr. Terracciano has no affiliation with the Warburg Pincus Entities.

Prior to September 30, 2000, Avaya operated as a division of Lucent. Some of our Directors and executive officers own Lucent common stock and vested Lucent options. Ownership of Lucent common stock and Lucent options by our Directors and executive officers could create, or appear to create, potential conflicts of interest when faced with decisions that affect both Lucent and Avaya.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires certain of our executive officers, our Directors and persons who own more than 10% of a registered class of Avaya's equity securities to file initial reports of ownership and changes in ownership with the SEC and the NYSE. Such executive officers, Directors and shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us and written representations from the applicable executive officers and our Directors, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis for the fiscal year ended 2003, except that Form 4s were late in being filed for each of Messrs. Johnson, Peterson and Peiffer (Avaya's former Controller), and Mses. Craven and DiMarzo. These Forms generally were one day late in being filed, and in all cases the delay was the result of administrative difficulties at the Company and was not the fault of any of the executives. Moreover, these Forms reflected the vesting of restricted stock units and related tax withholding where the grants had already been recorded on Section 16 Forms and where, in the case of Mr. Peterson, the shares received on vesting were placed in a deferred compensation account to be received by him following his termination of employment.

III. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth in the following table is the beneficial ownership of Common Stock as of October 1, 2003 (or such other date as provided below) for our Directors, the executive officers listed in the Summary Compensation Table, Directors and executive officers as a group and each person or entity known by us to beneficially own more than five percent of the outstanding shares of our Common Stock.

Name	Our Common Stock Beneficially Owned	Percent of Outstanding Shares Beneficially Owned
Warburg Pincus Equity Partners, L.P. .... 466 Lexington Avenue, 10th Floor New York, New York 10017-3147	49,098,769(1)	11.7%
Brandes Investment Partners, LLC .... 11988 El Camino Real, Suite 500 San Diego, California 92130	48,685,632(2)	11.6%
Dodge & Cox .... One Sansome St., 35th Floor San Francisco, California 94104	43,682,146(3)	10.4%
Donald K. Peterson...	5,331,231(4)(5)(6)	1.3%
Garry K. McGuire, Sr.	1,307,986(4)(5)	*
Michael C. Thurk...	166,255(4)	*
Louis J. D'Ambrosio	229,167(4)	*
David P. Johnson	1,238,114(4)(5)	*
Bruce R. Bond..	47,041(6)	*
Joseph P. Landy	64,360(6)(7)	*
Mark Leslie..	94,936(4)(8)	*
Philip A. Odeen	126,971(4)(6)	*
Hellene S. Runtagh...	49,041(6)	*
Paula Stern	72,585(4)(6)(9)	*
Daniel C. Stanzione	120,207(4)(6)	*
Anthony P. Terracciano...	145,365(4)	*
Richard Wallman	3,000	*
Ronald Zarrella..	33,792(4)(6)	*
Directors and executive officers as a group, including those named above (19 Persons)	11,469,683(4)(5)(6)	2.7%

* Indicates less than 1%.

(1) The shareholder is Warburg Pincus Equity Partners, L.P., including three affiliated partnerships. Warburg, Pincus & Co. is the sole general partner of Warburg Pincus Partners, L.P., which is managed by Warburg Pincus LLC. The amount indicated in the table above represents (i) an aggregate of 53,000,000 shares of Common Stock acquired as a result of the October 2, 2000 and March 21, 2002 transactions with the Warburg Pincus Entities, plus (ii) 5,581,101 shares of Common Stock received by the Warburg Pincus Entities on exercise of certain Series A warrants and 1,588,548 shares of Common Stock received by the Warburg Pincus Entities on conversion all LYONs acquired by them, each in connection with their participation in the Exchange Offer, plus (iii) 13,879,120 shares of Common Stock issuable upon the exercise of warrants held by such investors, plus (iv) 50,000 shares of Common Stock purchased by the Warburg Pincus Entities on the open market, minus (v) 25,000,000 shares of Common Stock sold by the Warburg Pincus Entities as set forth in the Schedule 13D/A filed by the Warburg Pincus Entities on October 23, 2003.

The amount indicated in the table above does not include 64,360 shares of common stock received by Mr. Landy, a Managing General Partner of Warburg Pincus & Co. and a Managing Member of Warburg Pincus LLC, in his capacity as a Director of Avaya.

Please see "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions" for more information.

(2) Represents ownership as of December 31, 2002, according to the Schedule 13G/A filed by Brandes Investment Partners, LLC and other related parties on February 14, 2003.

(3) Represents ownership as of December 31, 2002, according to the Schedule 13G/A filed by Dodge & Cox on February 13, 2003.

(4) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of October 1, 2003 pursuant to stock options awarded under Avaya stock plans:

- Donald K. Peterson 4,215,827
- Garry K. McGuire, Sr. 1,204,167
- Michael C. Thurk 162,500
- Louis J. D'Ambrosio 229,167
- David P. Johnson 1,126,628
- Mark Leslie 56,786
- Philip A. Odeen 87,719
- Paula Stern 48,701
- Daniel C. Stanzione 45,716
- Anthony P. Terracciano 70,422
- Ronald Zarrella 28,169
- Directors and executive officers as a group 9,480,486

(5) Includes beneficial ownership of the following numbers of shares of Common Stock underlying restricted stock units that may be acquired within 60 days of October 1, 2003:

- Donald K. Peterson .... 358,280(a)
- Garry K. McGuire, Sr. 48,082
- David P. Johnson.. 40,500
- Directors and executive officers as a group .... 503,862(a)

(a) Mr. Peterson has elected to defer receipt of the 358,280 shares of Common Stock underlying these restricted stock units until his employment with the Company terminates.

(6) Includes ownership of the following numbers of shares of Common Stock underlying restricted stock units that have vested or could vest within 60 days of October 1, 2003 but for which receipt has been deferred under the Avaya Inc. Deferred Compensation Plan such that the underlying shares of Common Stock would not be received within 60 days of October 1, 2003.

- Donald K. Peterson............ 442,664
- Bruce R. Bond 24,570
- Joseph P. Landy 19,417
- Philip A. Odeen 26,252
- Hellene S. Runtagh............ 24,570
- Daniel C. Stanzione 57,392
- Paula Stern 23,866
- Ronald Zarrella..................... 33,793
- Directors and executive officers as a group 713,024

(7) Mr. Landy is a managing member and co-president of Warburg Pincus LLC, and he has been nominated by the Warburg Pincus Entities as a Director for reelection to the Board. Please see "Corporate Governance and Related Matters—Certain Relationships and Related Transactions." As a result, the shares indicated as held by Mr. Landy are being held for the benefit of the Warburg Pincus Entities. Moreover, Mr. Landy may be deemed to have an indirect pecuniary interest in the shares of Common Stock held by the Warburg Pincus Entities identified in footnote (1) above (the "Warburg Shares"). Mr. Landy disclaims beneficial ownership of the shares indicated next to his name as well as the Warburg Shares, in each case except to the extent of his indirect pecuniary interest therein.

(8) Includes 38,150 shares owned by family trusts and foundations in which Mr. Leslie disclaims any beneficial ownership, except to the extent of his pecuniary interests therein.

(9) Includes 18 shares owned by trusts in which Dr. Stern disclaims any beneficial ownership, except to the extent of her pecuniary interests therein.

IV. EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following "Report on Executive Compensation" and "Performance Graph" shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that Avaya specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT ON EXECUTIVE COMPENSATION

General

The Corporate Governance and Compensation Committee of the Board of Directors (the "Committee") is comprised solely of Non-employee Directors that meet the independence requirements of the New York Stock Exchange and qualify as "outside directors" under Section 162(m) of the Code. The Committee is responsible for reviewing the CEO's individual goals and objectives, evaluating the CEO's performance, and setting CEO compensation based on this evaluation. The Committee is also responsible for reviewing the individual performance of the officers reporting directly to the CEO. In addition to approving compensation and benefit programs for individuals holding positions classified as Vice President or higher, the Committee is responsible for providing oversight and guidance in the development of compensation and benefit programs for all employees of the Company, including recommendations to the Board of Directors with respect to incentive compensation and equity-based plans.

Compensation Philosophy

Avaya's compensation philosophy is designed to support Avaya's key objective of creating value for its shareholders. The Committee believes that offering a competitive total rewards package centered around a pay-for-performance philosophy helps achieve this objective.

Overall, base salaries are competitive relative to similar positions at companies of comparable size in our business, providing the ability for Avaya to pay base salaries to help attract and retain employees with a broad, proven track record of performance.

The bonus plan provides a competitive cash payment opportunity based on individual results and behavior and overall Avaya financial performance. The opportunity for a more significant award increases when both Avaya and the employee achieve high levels of performance.

Our long-term incentive plan is generally made available to top performers in the form of stock options and restricted stock units, providing an additional opportunity to accumulate Avaya Common Stock and wealth related to that ownership.

Background

Since Avaya's spinoff from Lucent, Avaya's compensation philosophy and strategies have been adapted and fine-tuned to reflect its business strategy as distinct from that of its former parent company. Accordingly, the company has made substantial changes to the compensation and benefit programs to better align with, and support, our philosophy as outlined above.

To strengthen our performance culture, Avaya introduced a market-based pay platform in fiscal 2003. This platform, which more clearly defines market pay relative to specific jobs, emphasizes the commitment to provide employees with a pay opportunity that is externally competitive and recognizes individual contributions. It provides Avaya with an increased ability to attract and retain top talent and make more educated pay decisions.

In addition, Avaya enhanced its bonus program in fiscal 2003 by supporting stronger performance differentiation and helping ensure that the largest rewards go to the highest performers.

In making these and other program enhancements, Avaya is mindful of the need to retain the ability to remain fluid and react to specific business needs as they arise.

Early in fiscal 2003, Avaya concentrated on motivating and retaining certain key executives, as business needs at the time dictated. The Company responded with equity awards. As outlined later in this report, a combination of larger than normal stock option grants and awards of restricted stock units were made both to drive the creation of value for Avaya's shareholders and to provide real retention value for our key executives. As the Company's performance improved in fiscal 2003, consistent with our program philosophy, cash bonuses were awarded to certain employees, including executive officers and the CEO.

Compensation Programs

The following are summary descriptions of Avaya's compensation programs for executive officers, including the CEO:

Base Salaries

The performance of each executive officer, including the CEO, is reviewed semi-annually, such that there were two six-month performance periods in fiscal 2003. The Committee uses specified criteria to help assess the performance of the Chairman and CEO. Among other things, the Committee evaluates his ability: to encourage open discussion during Board meetings and among senior management; to effectively manage the conduct of Board meetings; to maximize talent; to optimize Avaya's interests; and to provide the right amount of focus on customers, strategy and financial performance.

Consideration of salary adjustments is based on competitive market data, individual performance, and industry information. The Committee reviews and approves all executive officer salary adjustments as recommended by the CEO. The Committee reviews the performance of the CEO and establishes his base salary.

Historically, base salaries are reviewed and increased annually. As a result of the Company's fiscal 2003 performance and market conditions, base salary increases were applied more selectively in fiscal 2003, with only a small portion of employees receiving an increase within 12 months of their prior increase. This philosophy was applied throughout the Company. In fiscal 2003, Mr. Peterson's base salary remained unchanged at $940,000.

Bonus Plan

Cash bonus opportunities for executive officers, including the CEO, are based upon corporate and individual performance during each six-month performance period. For the first six-month performance period in fiscal 2003, corporate performance was based on Avaya's return on sales and revenue growth. For the second six-month period, corporate performance was based on Avaya's return on sales, revenue growth, and operating cash flow. Corporate objectives must be achieved before bonuses will be considered. The assessment of an executive officer's individual performance generally is based on factors including contribution toward financial performance, people management, and process improvement.

For the first six-month performance period in fiscal 2003, Avaya's performance was 43% of target, and, for the second six-month performance period, Avaya's performance was 105% of target.

The annual target award for Mr. Peterson's bonus is set at 125% of his base salary. In fiscal 2003, Mr. Peterson received a bonus of $1,032,000, or 88% of his target award. For the other officers named in the Summary Compensation Table, the annual target award is from 75% to 85% of base salary.

Equity-Based Program

Avaya's equity-based awards consist principally of stock options and restricted stock unit awards that are granted from time to time under the Avaya Inc. 2000 Long Term Incentive Plan and the Long Term Incentive Plan for Management Employees. These equity-based awards are designed to align management interests with those of shareholders. Stock option awards provide executive officers with upside opportunity for improving Avaya's stock price. Restricted stock unit awards are granted to enhance the retention value for our executive officers.

The Committee structures the size of awards by balancing the interests of shareholders with the competitive need to provide an attractive program. The Committee bases individual grants of equity-based awards on various factors, including demonstrated sustained performance and each executive officer's ability to contribute to Avaya's future success. The Company's ability to retain key talent also is considered.

In fiscal 2003, all stock options awarded to executive officers, including the CEO, have a term of seven years and vest 1/48th beginning on the first month anniversary of the date of grant and in equal monthly installments thereafter until the award is fully vested on the fourth anniversary of the date of grant. For executive officers other than the CEO, restricted stock unit awards granted in fiscal 2003 vest in equal installments on the first, second, and third anniversary of the grant date. For the CEO, restricted stock unit awards granted in fiscal 2003 vest 20% on the first anniversary of the grant date, 40% on the second anniversary of the grant date, and 40% on the third anniversary of the grant date.

Consistent with our equity-based program as stated above, Mr. Peterson was granted two awards totaling 1,400,000 stock options in fiscal 2003. The first grant of 800,000 stock options was premium-priced with a grant price $3.00 per share, above the market price of $2.12 on the date of grant. The second grant of 600,000 stock options had an exercise price equal to the market price of $3.08 on the date of grant. In addition, Mr. Peterson was granted 200,000 restricted stock units.

CEO Deferred Compensation Account

Interest continued to accrue on special deferred compensation accounts held by Mr. Peterson in connection with agreements entered into during his tenure at AT&T and Lucent. See "Executive Compensation and Other Information—Employment Contracts, Termination of Employment and Change in Control Arrangements—Employment, Separation and Other Arrangements—Arrangements with Mr. Peterson." As of November 4, 2002, Mr. Peterson elected to receive a distribution of funds from this account, and, accordingly, the account was closed as of that date.

Tax Deductibility of Compensation

The Internal Revenue Code imposes a limitation on the deduction for certain executive officers' compensation unless certain requirements are met. Avaya's policy is to have all compensation fully deductible; however, Avaya reserves the right to pay compensation that is not deductible if it is in the best interest of Avaya. The Committee and Avaya have carefully considered the impact of these tax laws and have taken certain actions intended to preserve Avaya's tax deduction with respect to any affected compensation.

Conclusion

The Committee feels confident that our pay programs have evolved to better align with our compensation philosophy while appropriately balancing the business environment with the need to effectively attract and retain a high caliber management team.

Corporate Governance and Compensation Committee: Philip A. Odeen, Joseph P. Landy, Hellene S. Runtagh, and Ronald L. Zarrella

PERFORMANCE GRAPH

COMPARISON OF CUMULATIVE TOTAL RETURN* AMONG AVAYA INC., S&P 500 INDEX AND S&P 500 INFORMATION TECHNOLOGY INDEX



120
100
80
60
40
20
0
9/18/00
9/30/00
3/31/01
9/30/01
3/31/02
9/30/02
3/31/03
9/30/03
AVAYA INC.
S&P 500
S&P 500 INFORMATION TECHNOLOGY

	9/18/00	9/30/00	3/31/01	9/30/01	3/31/02	9/30/02	3/31/03	9/30/03
Avaya Inc.	$100.00	$111.89	$63.41	$48.29	$36.00	$ 6.98	$ 9.95	$53.17
S&P 500	$100.00	$ 99.45	$80.33	$72.06	$79.43	$56.44	$58.72	$68.95
S&P 500 Information Technology	$100.00	$ 92.93	$45.91	$34.04	$42.43	$23.42	$28.47	$37.23

* Assumes $100.00 invested on September 18, 2000 in each referenced group with reinvestment of dividends.

The Performance Graph is presented for the period beginning the time at which Avaya became a publicly traded company and ending on September 30, 2003. Historical stock performance during this period may not be indicative of future stock performance.

Equity Compensation Plan Information as of September 30, 2003

The Company maintains the Avaya Inc. Broad-Based Stock Option Plan, the Avaya Inc. 2000 Long Term Incentive Plan, the Avaya Inc. 2003 Employee Stock Purchase Plan, and the Avaya Inc. 2000 Stock Compensation Plan for Non-employee Directors, pursuant to which it may grant equity awards to eligible persons. In addition, the Company maintains the Avaya Inc. Long Term Incentive Plan for Management Employees (the "Management Plan"), which will be amended and restated if and when approved by shareholders (see "Proposals—Proposal 2").

The following table gives information about equity awards under the Company's above-mentioned plans as of September 30, 2003, including under the Management Plan. For information about awards granted after September 30, 2003 under the Management Plan prior to and after the amendments to and restatement of that plan, please see "Proposals—Proposal 2."

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders(1)	43,491,124(2)	$9.7164	77,988,510(3)(4)
Equity compensation plans not approved by shareholders(5)	591,693(6)(7)	$10.5195	—
Total	44,082,817	$9.7260	77,988,510(2)

(1) In connection with the spin-off of Avaya by Lucent on September 30, 2000, Avaya assumed certain stock options granted to Avaya employees through Lucent plans, pursuant to which such stock options are exercisable for 8,623,801 shares of Avaya Common Stock. These options have a weighted average exercise price of $26.1723 per share. In addition to options, there is an aggregate of 478,423 shares representing outstanding assumed restricted stock unit awards vesting through 2004 and 185,202 shares of Common Stock underlying restricted stock units that have vested the receipt of which has been deferred. No further awards will be made under these assumed plans. Statistics regarding the assumed options and restricted stock units are not included in the above table.

(2) This amount includes an aggregate of 318,632 shares of Common Stock the receipt of which has been deferred under the terms of the Avaya Inc. Deferred Compensation Plan. Since the shares have no exercise price, they have been excluded from the weighted average calculations in Column (b).

(3) The Management Plan incorporates a formula pursuant to which on January 1 of each year, the aggregate number of shares reserved for issuance under the Management Plan will increase by a number of shares equal to 5% of the outstanding shares on December 31 of the preceding year. The Management Plan terminates on October 1, 2007. As amended and restated, the Management Plan will no longer contain the formula indicated. For a description of the amended and restated version of the Management Plan, please see "Proposals—Proposal 2."

(4) This amount includes an aggregate of 7,891,028 shares representing outstanding restricted stock unit awards vesting through 2007 and 28,234,464 shares remaining available for purchase under the 2003 Employee Stock Purchase Plan.

(5) In February 2001, the Company acquired VPNet Technologies, Inc. and assumed stock options under the VPNet Technologies, Inc. 1996 Stock Option Plan pursuant to which such stock options are exercisable for 297,885 shares of Avaya Common Stock. These options have a weighted average exercise price of $6.3447 per share. No further awards will be made under the VPNet plan. Statistics regarding the assumed options are not included in the above table.

(6) This figure reflects discretionary grants made to Non-employee Directors of the Company under individual agreements not pursuant to a stock option plan of the Company. These grants were made to attract and retain qualified persons who are not employees of the Company for service as members of the Board of Directors by providing such members with an interest in the Company's success and progress. The awards are ten-year term non-qualified options to purchase Common Stock. The price of the options is the fair market value on the date the options are granted. The options become exercisable six months from the date of grant. The grants provide for acceleration of vesting of awards in the event of a change in control.

(7) This amount includes an aggregate of 68,557 shares of Common Stock the receipt of which has been deferred under the terms of the Avaya Inc. Deferred Compensation Plan. Because the shares have no exercise price, they have been excluded from the weighted average calculations in Column (b).

PENSION PLANS

Upon Avaya's spin-off from Lucent, Avaya adopted a non-contributory pension plan that covers salaried employees, including executives. Additionally, we have adopted a non-contributory supplemental pension plan. On September 12, 2003, Avaya announced that, effective December 31, 2003, the pension benefit accruals provided under the Avaya Pension Plan for Salaried Employees would be frozen. Additionally, corresponding changes to the supplemental pension plan also were made. The following is a summary description of the terms of our pension plan and our supplemental pension plan, in each case as modified in accordance with the announcement made on September 12, 2003.

Participants were given full credit under our pension plan for service and compensation accrued prior to the separation from Lucent under the Lucent pension plan. The Avaya Inc. Pension Plan for Salaried Employees was established on October 1, 2000 and it has two separate programs, the Service Based Program and Account Balance Program.

For employees hired prior to 1999, the Service Based Program provides for annual pensions computed on a modified career average pay equal to 1.4% of the sum of the individual's:

- average annual pay for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999;
- pay subsequent to December 31, 1998; and
- annual bonus award paid in December 1997.

Employees must be at least age 55 with at least 15 years of service to become eligible for a service pension under this plan. Furthermore, if the sum of an employee's age and service is not at least equal to 80 years, a 3% reduction per year will be applied to the pension amount. After December 31, 2003, an employee's age and service will continue to count toward meeting this eligibility and, as applicable, reduce or eliminate the discount. However, the pension accrued benefit will be the frozen amount accrued as of December 31, 2003.

For employees hired after 1998 or attained through acquisitions, the Account Balance Program was established. The Account Balance Program is a cash balance pension plan type, which adds age-based pay credits and interest credits to an employee's account annually. The age-based pay credits range from 3% to 10%. Interest credit is determined annually and will be no less than 4%, but no greater than 10%. After the final age-based credit is made for plan year 2003, no further pay credit will be contributed to an employee's account. Interest credits, however, will continue to be made every December. No new employees hired after December 31, 2003 will participate in the Avaya Pension Plan for Salaried Employees.

Pension amounts under our pension plan are not subject to reductions for Social Security benefits or other offset amounts. Average annual pay includes base salary and annual pensionable bonus awards. However, federal laws place limitations on compensation amounts that may be included under this plan.

Pension amounts based on our pension plan formula, which exceed the applicable limitations, are paid under our supplemental pension plan. Compensation amounts, which exceed the applicable federal limitations, including amounts related to bonus awards, are taken into account under our supplemental pension plan. This plan is a non-contributory plan, and will use the same formula and eligibility rules as our pension plan to provide supplemental pension benefits to our salaried employees, including our executives.

Aside from paying for pension benefits above the applicable IRS limitations as accrued up to December 31, 2003, the minimum pension provision of the supplemental pension plan will be eliminated effective December 31, 2003. Additionally, the mid-career provision of the supplemental pension plan will be frozen as of December 31, 2003. As of September 30, 2003, the estimated frozen pension benefits payable upon retirement at normal retirement age (65) for each of the executive officers listed in the Summary Compensation Table was as follows:

Name	Age 65 Annuity
Donald K. Peterson	$239,538
Garry K. McGuire, Sr.	$ 29,904
Michael C. Thurk	$ 16,102
Louis J. D'Ambrosio	$ 9,080
David P. Johnson	$ 93,899

It is anticipated that some of our non-qualified executive benefit plans will be supported by a benefits protection trust, the assets of which will be subject to the claims of our creditors. In the event of a change in control or a potential change in control of Avaya, certain additional funds might be required to be contributed to such trust to support benefits under such plans.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Employment, Separation and Other Arrangements

Arrangements with Mr. Peterson

The employment agreement entered into by Mr. Peterson and AT&T in 1995, and subsequently assumed by Lucent, required Lucent to establish a special deferred compensation account in the amount of $190,000. In connection with our separation from Lucent, we assumed Lucent's obligations under Mr. Peterson's employment agreement. Interest was compounded as of the end of each calendar quarter for as long as any sums remained in the account, and the quarterly rate of interest applied at the end of any calendar quarter of this fiscal year had previously been set by the Board at one-quarter of the average 10-year Treasury note rate for the previous quarter plus one-quarter of .25%. All amounts credited to the account vested in October 1999 and were payable at Mr. Peterson's request (with a reduction in the amount payable equal to six percent of the amount requested) or following Mr. Peterson's termination of employment with us. Mr. Peterson elected to receive a distribution of funds from this account and the account was closed on November 4, 2002.

In addition to the amount Mr. Peterson held in his deferred account as described above, Mr. Peterson also held a cash balance in three other deferred compensation accounts that were assumed by Avaya in connection with the spin-off from Lucent. The balances in these unfunded accounts continued to earn interest on a quarterly basis using interest rates established by AT&T and subsequently by Lucent. The first account earned interest at a rate equal to the 10-year Treasury note rate plus 5% and the second account earned interest at a rate equal to 120% of the 10-year Treasury note rate. The third account earned interest using either the 10-year Treasury note rate plus 5% or 120% of the 10-year Treasury note rate, depending upon when the compensation was deferred. Amounts were payable in installments upon termination of employment or retirement as elected by Mr. Peterson prior to deferral. Mr. Peterson also had the ability, at any time, to elect to receive a distribution of all or any balance in these accounts with a reduction in the amount paid equal to six percent of the amount requested. Mr. Peterson elected to receive distributions of funds from these accounts, and, accordingly, all of these accounts were closed on March 7, 2003, November 4, 2002, and August 8, 2003, respectively.

Certain Agreements with Other Officers

Mr. Michael Dennis, Avaya's Senior Vice President—Services Strategy and Business Development, has signed an employment continuation agreement, effective February 2003, pursuant to which he has received a payment of $1,250,000, less applicable withholdings. Pursuant to the terms of this agreement, Mr. Dennis' employment will continue at the Company until December 31, 2003. Assuming that he complies with the provisions of the agreement, Mr. Dennis will receive a payment of $1,250,000, less applicable withholdings, in January 2004. In addition, he will continue to receive the same medical health benefits applicable to active employees for a period of six months, and financial counseling services for three months, in each case following December 31, 2003, the date of his separation from the Company.

Change in Control Arrangements

Incentive Plans

Avaya Inc. 2000 Long Term Incentive Plan

The Avaya Inc. 2000 Long Term Incentive Plan generally provides that, unless our Corporate Governance and Compensation Committee determines otherwise at the time of grant with respect to a particular award, in the event of a "change in control": (i) any options and stock appreciation rights outstanding as of the date the change in control is determined to have occurred will become fully exercisable and vested; (ii) the restrictions and deferral limitations applicable to any restricted stock awards will lapse; and (iii) the restrictions and deferral limitations and other conditions applicable to any other stock unit awards or any other awards will lapse, and such other stock unit awards or other awards will become free of all restrictions, limitations or conditions and become fully vested and transferable. In addition, if a "change in control" occurs or is to occur during a performance period, the Corporate Governance and Compensation Committee shall determine the extent to which performance awards shall vest or shall be adjusted in light of such change in control.

The plan defines "change in control" to mean, generally: (i) an acquisition by any individual, entity or group (other than an acquisition directly from Avaya) of beneficial ownership of 50% or more of either the then-outstanding shares of our Common Stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of Directors; (ii) a change in the composition of a majority of our Board of Directors which is not supported by our current Board of Directors; (iii) subject to certain exceptions, the approval by the shareholders of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets of or, if consummation of such corporate transaction is subject, at the time of such approval by shareholders, to the consent of any government or governmental agency, the obtaining of such consent either explicitly or implicitly by consummation; or (iv) the approval of the shareholders of our complete liquidation or dissolution.

Avaya Inc. Deferred Compensation Plan

Unless a contrary advance election is made, amounts deferred under the Avaya Inc. Deferred Compensation Plan will be paid in a lump sum as soon as practicable following a "change in control." The definition of "change in control" for the purposes of the Deferred Compensation Plan is substantially similar to the definition used for the Avaya Inc. 2000 Long Term Incentive Plan, but the change in control trigger under the Deferred Compensation Plan is 20% as opposed to 50%. See "—Avaya Inc. 2000 Long Term Incentive Plan" above.

Severance Agreements

Avaya entered into agreements with each of Messrs. Peterson, McGuire and Johnson effective September 1, 2001, with Mr. Thurk, effective January 10, 2002, and with Mr. D'Ambrosio, effective December 18, 2002, providing for certain severance benefits in the event of the termination of the employment of such executive officer following a change in control. Effective September 1, 2003, each of Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Johnson entered into amended severance agreements. Under each agreement, severance is payable upon a company-initiated termination or a termination initiated by the applicable executive officer with good reason within two years following a change in control. The definition of "good reason" includes a reduction in that executive officer's compensation, substantial change in that executive officer's work location or a material reduction in that executive officer's duties and responsibilities. The definition of change in control is substantially similar to the definition used for the purposes of the Avaya Inc. 2000 Long Term Incentive Plan. See "—Incentive Plans—Avaya Inc. 2000 Long Term Incentive Plan" above.

The agreements provide that Mr. Peterson shall be entitled to a severance benefit equal to three times the sum of his annual base salary and target bonus, while each of the other executive officers shall be entitled to two times the sum of their respective annual base salaries and target bonuses. In addition, these executive officers are entitled to continuation of medical and life insurance and a pension enhancement payment for the period of severance. The company will also generally pay to these executive officers an amount covering any excise tax on these benefits.

Each of the agreements has an initial term of two years and will renew automatically each year thereafter unless terminated by our Board of Directors. The Corporate Governance and Compensation Committee annually reviews these agreements and makes a determination whether or not to renew them.

Involuntary Separation Plan

The Avaya Involuntary Separation Plan for Senior Officers, effective October 13, 2001, is designed to provide a specific payment and certain benefit enhancements to eligible "Senior Officers" of Avaya and its affiliated companies and subsidiaries in the event that their employment is involuntarily terminated under certain conditions. Eligible "Senior Officers" include all senior officers who report directly to the CEO who are designated "At Risk" under the Avaya Force Management Program Guidelines, and the CEO is not included as a participant in this plan.

A Senior Officer is "At Risk" if there is a company initiated termination other than for "cause," which is defined as: (i) conviction (including a plea of guilty or nolo contendere) of a felony or any crime of theft, dishonesty or moral turpitude; or (ii) gross omission or gross dereliction of any statutory or common law duty of loyalty to Avaya; or (iii) any other violation of Avaya's Code of Conduct. "At Risk" does not include any termination that is caused by or results from a change in control of Avaya, and, as a result, this plan does not apply where one of the agreements listed under "—Severance Agreements" above is triggered. In the event that a Senior Officer is involuntarily terminated by the Company other than for "cause," that Senior Officer is entitled to receive under the plan, upon executing a termination agreement and release, 150% of his final annual base salary, along with certain other benefits to continue for a period of time post-closing, including, but not limited to, certain medical benefits, financial counseling and outplacement services.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Landy has been a managing member of Warburg Pincus LLC since October 2002 and has been co-president of Warburg Pincus LLC since January 2002. From September 2000 to January 2002, Mr. Landy served as an executive managing director of Warburg Pincus LLC. Mr. Landy has been with Warburg Pincus LLC since 1985. Mr. Landy was nominated for election to our Board by the Warburg Pincus Entities in connection with the transactions described under "Corporate Governance and Related Matters—Certain Relationships and Related Party Transactions." Mr. Landy may be entitled to indemnification by affiliates of the Warburg Pincus Entities against certain liabilities that he may incur as a result of serving as a Director of Avaya.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by us for services rendered in all capacities during the last fiscal year to our Chief Executive Officer and our other four most highly compensated executive officers.

		Annual Compensation			Long-term Compensation Awards			
					Awards		Payouts	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
Donald K. Peterson, ...	2003	940,000	1,032,000(3)	97,769(4)	442,000(5)	1,400,000	—	15,131(8)(9)((10)
Chairman of the Board,	2002	940,000	—	123,211(4)	504,800(6)	400,000	—	22,580(8)(9)(10)
President and Chief Executive Officer	2001	900,000	947,969(3)	146,276(4)	2,910,938(7)	3,000,000	—	18,701(8)(9)
Garry K. McGuire, Sr., ...	2003	450,000	359,000(3)	59,291(4)	1,430,000(5)	900,000	—	8,810(8)(10)
Chief Financial Officer and	2002	450,000	—	83,222(4)	157,750(6)	150,000	—	5,825(8)(10)
Senior Vice President — Corporate Development	2001	425,000	287,333(3)	67,171(4)	691,179(7)	900,000	—	4,036(8)
Michael C. Thurk, ...	2003	466,667	364,000(3)	55,859(4)	1,430,000(5)	1,000,000	—	5,906(8)(10)
Group Vice President — Enterprise Communications Group (1)	2002	311,594	230,000(11)	14,567(4)	945,250(6)	400,000	—	3,463(8)(10)
Louis J. D'Ambrosio, ... Group Vice President — Global Sales, Channels & Marketing(2)	2003	374,242	828,000(3)(12)	34,259(4)	1,350,000(5)	1,000,000	—	315,627(8)(10)(13)
David P. Johnson, ...	2003	375,000	243,000(3)	35,525(4)	—	400,000	—	5,873(8)(10)
Group Vice President —	2002	375,000	—	35,604(4)	126,200(6)	125,000	—	3,412(8)(10)
Small and Medium Business Solutions Group	2001	350,000	254,563(3)	35,619(4)	582,188(7)	900,000	—	3,331(8)

(1) Mr. Thurk became Group Vice President, Systems on January 10, 2002, and later assumed the title of Group Vice President—Enterprise Communications Group.

(2) Mr. D'Ambrosio became Group Vice President—Global Services on December 18, 2002 and later assumed the title of Group Vice President—Global Sales, Channels & Marketing.

(3) Amounts shown for 2003 include awards made under the Avaya Inc. Short Term Incentive Plan relating to the first and second six month performance periods for that year. Amounts shown for 2001 include (a) awards of $667,969, $197,333 and $174,563 under the Avaya Inc. Short Term Incentive Plan to each of Messrs. Peterson, McGuire and Johnson, respectively, relating to the performance period representing the first six months of fiscal 2001 and (b) "spot" awards of $280,000, $90,000 and $80,000 to each of Messrs. Peterson, McGuire and Johnson, respectively, for individual performance during the last six months of fiscal 2001.

(4) Includes (a) payments of above-market interest on deferred compensation, (b) tax reimbursement payments and (c) certain fringe benefits. In 2003, (i) Messrs. Peterson, McGuire and Thurk had personal use of company aircraft valued at $34,450, $19,665 and $19,155, respectively; (ii) Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Johnson received financial counseling services valued at $30,000, $18,146, $19,895, $20,000 and $18,146, respectively; and Messrs. McGuire, Thurk, D'Ambrosio and Johnson received a company car allowance of $16,800, $16,800, $14,000 and $16,800, respectively.

In 2002, (i) Messrs. Peterson and McGuire had personal use of company aircraft valued at $64,691 and $38,700, respectively; (ii) Messrs. Peterson, McGuire and Johnson received financial counseling services valued at $24,069, $20,000 and $18,804, respectively; and (iii) Messrs. Johnson and Thurk received a company car allowance of $16,800 and $12,600, respectively.

In 2001, (i) Mr. Peterson had personal use of company aircraft valued at $84,815; (ii) Messrs. McGuire and Johnson each received financial counseling services valued at $18,804; (iii) Messrs. McGuire and Johnson each received a company car allowance of $16,800; and (iv) Mr. McGuire received home security equipment valued at $28,583.

(5) Amounts for 2003 are calculated based upon 200,000 restricted stock unit grants to Mr. Peterson on November 8, 2002 at the closing price of $2.21; 200,000 restricted stock units to Mr. McGuire on July 8, 2003 at the closing price of $7.15; 500,000 restricted stock units granted to Mr. D'Ambrosio on December 18, 2002 at a closing price of $2.70; and 200,000 restricted stock units granted to Mr. Thurk on July 8, 2003 at a closing price of $7.15.

The total number of restricted stock units held by Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Johnson on September 30, 2003 was 1,241,214, 334,593, 300,000, 500,000 and 111,174, respectively. The value of these restricted stock unit holdings on that date was $13,529,233, $3,647,064, $3,270,000, $5,450,000 and $1,211,797, respectively, based upon the closing price of the Common Stock on the NYSE on September 30, 2003, which was $10.90 per share. Each restricted stock unit granted on November 8, 2002 vested 20% on November 8, 2003 and vests 40% on each of November 8, 2004 and November 8, 2005. Restricted stock units granted on December 18, 2002 and July 8, 2003 vest one-third on each of the first three anniversaries of the respective dates of grant. Holders of these restricted stock units are not entitled to receive dividends on their restricted stock units.

(6) Amounts for 2002 are calculated based upon 80,000, 25,000 and 20,000 restricted stock units granted to each of Messrs. Peterson, McGuire and Johnson, respectively, on April 18, 2002 using the closing market price for common stock on that date of $6.31 per share. Mr. Thurk was given an inaugural grant of 75,000 restricted stock units on January 10, 2002 at a closing price of $10.50 per share and an April 18, 2002 grant of 25,000 restricted stock units at a closing price of $6.31 per share. Holders of these restricted stock units are not entitled to receive dividends on their restricted stock units.

(7) Figures for 2001 are calculated based upon 202,500, 48,082 and 40,500 restricted stock units granted to each of Messrs. Peterson, McGuire and Johnson, respectively, on October 4, 2000 using the closing market price for Common Stock on that date of $14.375 per share.

In addition to the restricted stock units indicated in the immediately preceding paragraph, Messrs. Peterson, McGuire and Johnson received 259,618, 70,805 and 83,786 restricted stock units, respectively, on July 31, 2001 in connection with the offer to exchange certain outstanding stock options for restricted stock units conducted by Avaya on July 31, 2001 (the "Offer"). Under the terms of the Offer, Messrs. Peterson, McGuire and Johnson tendered 1,668,040, 454,920 and 538,322 stock options, respectively, in exchange for the restricted stock units. Each of these restricted stock units vests in three equal installments beginning on the day after the first anniversary of the date of grant. Holders of these restricted stock units are not entitled to receive dividends on their restricted stock units.

(8) In 2003, company contributions to savings plans for Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Johnson totaled approximately $3,790, $4,604, $3,510, $1,906, and $4,778, respectively. In 2002, company contributions to savings plans for Messrs. Peterson, McGuire, Thurk and Johnson totaled approximately $2,500, $2,500, $1,751 and $2,500, respectively. In 2001, company contributions to savings plans for Messrs. Peterson, McGuire and Johnson totaled approximately $3,711, $4,036 and $3,331, respectively.

(9) For 2003, 2002 and 2001, this amount includes a total of $5,075, $15,219 and $14,990, respectively, of interest earned on the special deferred compensation account established in connection with Mr. Peterson's employment agreement that has been assumed by Avaya. See "—Employment Contracts, Termination of Employment and Change in Control Arrangements—Employment, Separation and Other Arrangements—Arrangements with Mr. Peterson" for more information.

(10) Includes $6,266, $4,206, $2,396, $809 and $1,095 for insurance premiums paid on behalf of each of Messrs. Peterson, McGuire, Thurk, D'Ambrosio and Johnson, respectively, for 2003. Includes $4,861, $3,325, $1,712 and $912 for insurance premiums paid on behalf of each of Messrs. Peterson, McGuire, Thurk and Johnson, respectively, for 2002. Amounts indicated for each of Messrs. Peterson, McGuire and Johnson represent payments for a period of less than a full fiscal year as each of those individuals was covered by a split-dollar life insurance policy under which no premium was paid by Avaya. Premiums under those split-dollar policies were paid by Lucent prior to fiscal 2001 and such split-dollar policies have since terminated.

(11) The amount shown represents a $230,000 payment made pursuant to Mr. Thurk's offer of employment.

(12) Includes a payment of $460,000 made pursuant to Mr. D'Ambrosio's offer of employment.

(13) Includes $312,912 for Mr. D'Ambrosio in 2003 for relocation payments, including the appropriate tax gross-up.

OPTION GRANTS IN FISCAL 2003

The following table sets forth information concerning individual grants of stock options made under the Avaya Inc. 2000 Long Term Incentive Plan and the Long Term Incentive Plan for Management Employees during fiscal 2003 to each of the executive officers listed in the Summary Compensation Table.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(2)	
Name	Number of Securities Underlying Options Granted(1) (#)	% of Total Options Granted to Employees During Fiscal 2003	Exercise or Base Price ($/SH)	Expiration Date	5%	10%
Donald K. Peterson	800,000	5.7	3.00	11/7/2009	87,754	1,045,332
	250,000	1.8	3.08	12/1/2009	295,879	706,153
	350,000	2.5	3.08	12/1/2009	414,230	988,614
Garry K. McGuire, Sr.	900,000	6.4	3.00	11/7/2009	98,723	1,175,998
Michael C. Thurk	1,000,000	7.1	3.00	11/7/2009	109,692	1,306,665
Louis J. D'Ambrosio	1,000,000	7.1	2.69	12/17/2009	1,109,171	2,571,536
David P. Johnson	400,000	2.8	3.00	11/7/2009	43,877	522,666

(1) Options expiring on November 7, 2009 and December 17, 2009 were granted under the 2000 Long Term Incentive Plan and vest one forty-eighth each month following the grant date and are fully vested on the fourth anniversary of the grant date. The option awarded to Mr. Peterson on December 2, 2002 for 250,000 shares was made under the 2000 Long Term Incentive Plan and vests one-twentieth each month following the grant date and vests fully on August 2, 2004. The option awarded to Mr. Peterson on December 2, 2002 for 350,000 shares was made under the Long Term Incentive Plan for Management Employees and commences vesting on September 2, 2004 and vests one twenty-eighth each month

thereafter until fully vested on December 2, 2006. Vesting will, in certain cases, be accelerated upon the occurrence of a "change in control." See "—Employment Contracts and Change in Control Arrangements—Incentive Plans."

(2) The potential realizable value uses the hypothetical rates specified by the Securities and Exchange Commission and is not intended to forecast future appreciation, if any, of Common Stock price.

AGGREGATE OPTION EXERCISES IN FISCAL 2003 AND VALUES AS OF SEPTEMBER 30, 2003

The following table sets forth information concerning each exercise of stock options during fiscal 2003 by each of the executive officers listed in the Summary Compensation Table and the value of unexercised options as of September 30, 2003.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options (#)		Value of Unexercised In-the-Money Options ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Donald K. Peterson	—	—	2,680,351	2,786,865	3,048,304	9,767,696
Garry K. McGuire, Sr.	—	—	858,333	1,091,667	1,800,707	5,985,793
Michael C. Thurk	250,000	1,398,475	112,499	1,037,501	239,662	6,686,213
Louis J. D'Ambrosio	—	—	187,500	812,500	1,539,375	6,670,625
David P. Johnson	—	—	803,017	682,639	924,547	2,799,203

By Order of the Board of Directors

Pamela F. Craven
Secretary

January 9, 2004

AVAYA

211 Mt. Airy Road
Basking Ridge, New Jersey 07920

2003 ANNUAL REPORT

This Annual Report contains an overview of Avaya's business, as well as information regarding Avaya's operations during fiscal 2003 and other information that our shareholders may find useful.

A. BUSINESS

Overview

Avaya Inc. is a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include

- Internet Protocol, or IP, telephony systems that converge voice, data and other traffic across a single unified network,
- traditional voice communications systems,
- contact center infrastructure and applications in support of customer relationship management,
- unified communications applications, which include voice and multimedia messaging, and
- structured cabling products.

We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts.

Our revenue has declined significantly during the past several years. Revenue for the fiscal years ended September 30, 2001, 2002 and 2003 was $6,793 million, $4,956 million and $4,338 million, respectively. The decline in revenue is attributable primarily to declines in the market for our traditional business, enterprise voice communications systems, and the effect of general economic conditions on our customers' willingness to spend on enterprise communications technology during the last several years. The decline in revenue has contributed to our net losses for the fiscal years ended September 30, 2001, 2002 and 2003 of $352 million, $666 million and $88 million, respectively, and our accumulated deficit, in the amount of $1,270 million as of September 30, 2003. Although revenue has declined over this three year period, the quarterly revenue trend in fiscal 2003 generally stabilized. The stabilization of revenue can be attributed to our products and services that support converged communications. Specifically, revenue from the sale of our IP telephony systems increased throughout fiscal 2003, mitigating the decline in sales of our traditional voice systems.

Notwithstanding the quarterly revenue trend in fiscal 2003, we believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, they have tried to maintain or improve profitability through cost reduction and reduced capital spending. Because we believe that enterprises may continue to be reluctant to increase spending on enterprise communications technology significantly in the near term, we expect continued pressure on our ability to generate revenue.

We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this Annual Report as the "distribution." Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us.

In October 2003, we agreed to sell certain assets and liabilities of our Connectivity Solutions business, a global leader in structured cabling products, to CommScope, Inc. Under the terms of the agreement, we will receive a purchase price of $263 million, subject to adjustment, consisting of approximately $210 million of cash, a note in the amount of $18 million that is convertible into CommScope common stock one year after the closing, and CommScope common stock having a market value, at the time of the agreement, of $35 million. In addition, CommScope assumed approximately $75 million of primarily employee-related liabilities of Connectivity Solutions. The waiting period applicable to the sale under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, has expired. We expect the sale of Connectivity Solutions to close no later than the second quarter of fiscal 2004. Because the products offered by Connectivity Solutions do not fit strategically with the rest of our product portfolio, we believe the sale will enable us to strengthen our focus on our core product offerings.

In November 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets, Inc., a subsidiary of NorthWestern Corporation. Expanets is a nationwide provider of networked communications and data products and services to small and mid-sized businesses and, prior to the acquisition, one of our largest dealers. Under the terms of the asset purchase agreement, we paid NorthWestern approximately $55 million in cash. In addition, we paid approximately $39 million to creditors of Expanets to satisfy certain debt obligations of Expanets and deposited approximately $13.5 million into an escrow account to satisfy certain liabilities of Expanets. The purchase price is subject to adjustment within 90 days after the closing.

Operating Segments

We offer a broad array of communications systems, applications and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, cell phones and personal digital assistants.

Our broad portfolio of products includes:

- products we have developed internally,
- products we have obtained through acquisitions, products manufactured by third parties that we resell,
- products and software provided to us by third parties as components of our offerings, and
- products we have developed through our strategic alliances with other technology leaders.

Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for businesses with less than ten employees.

For the fiscal year ended September 30, 2003, revenue from our Enterprise Communications Group, Small and Medium Business Solutions, Services and Connectivity Solutions segments were 40.1%, 5.2%, 42.2% and 12.5%, respectively, of our total revenue. The performance of our two largest segments, Enterprise Communications Group and Services, typically has the greatest impact on our consolidated operating results. Because many of our customers who purchase products and applications from our Enterprise Communications Group segment purchase contracts to service those products and applications from our Services segment, the performance of our Services segment is related to the performance of our Enterprise Communications Group segment. Our Small and Medium Business Solutions segment currently represents a small portion of our total revenue and in October 2003 we agreed to sell our Connectivity Solutions segment so that we can strengthen our focus on our other offerings. Please see Note 16 to our Consolidated Financial Statements for the year ended September 30, 2003 herein for financial information regarding our operating segments.

Historically, sales of our traditional enterprise voice communication systems represented a significant portion of our revenue. Revenue generated by these systems has been declining, however, and as described more fully under "Enterprise Communications Group," we are focused on the migration of our customers' networks from traditional voice communications systems to IP telephony systems. If we are successful in implementing our strategy, sales of IP telephony systems will become a larger component of our total revenue in the future, as adoption of IP telephony by enterprises becomes more widespread. Our Enterprise Communications Group segment markets traditional voice and IP telephony systems to large enterprises and our Small and Medium Business Solutions segment markets these products to small and medium sized enterprises. Sales of maintenance contracts to service enterprise voice communications systems are a significant component of revenue generated by our Services segment.

For the fiscal years ended September 30, 2003, 2002 and 2001, the percentage of total revenue contributed by a class of similar products, applications or services which accounted for 10% or more of our consolidated revenue is as follows:

	Percentage of Consolidated Revenue		
	2003	2002	2001
Enterprise Communications Group:			
Converged systems (including traditional voice communications systems and IP telephony systems)	20%	23%	23%
Applications	12%	12%	12%
Services:			
Management services	31%	31%	26%
Connectivity Solutions:			
SYSTIMAX® structured cabling products	10%	8%	10%

Enterprise Communications Group Segment

Our Enterprise Communications Group segment is focused on the sale of communications systems, products and applications to our large enterprise customers. Our primary offerings for this segment include IP telephony systems and traditional voice communications systems, contact center offerings, a core component of customer relationship management, unified communications applications and appliances, such as telephone sets. A critical component of our strategy is our focus on the migration of our customers' traditional voice communications systems to a converged network that provides for the integration of voice, data, video and other application traffic on a single unified network containing both wired and wireless elements. IP telephony systems integrate voice and data communications traffic for transmission across a single network infrastructure based on IP technology. Internet protocol is a type of protocol, or set of standardized procedures, for the formatting and timing of transmission of communications traffic between two pieces of equipment.

We believe the implementation of a converged network can provide significant benefits to an enterprise in a number of ways. These benefits include:

- reduced costs through the use of a single unified network;
- simplified administration and lower costs for moves, adds and changes;
- least cost routing techniques for call processing;
- increased worker productivity resulting from enhanced wired and wireless network access to all communication channels, such as voice, e-mail and fax, from any device, including computer, telephone, cell phone, fax machine and personal digital assistant; and
- enhanced business performance through the integration of IP telephony with other communications applications, such as voice messaging, e-mail, unified communications and contact centers, and third-party business applications, such as those that facilitate supply chain management and work flow processes.

Converged Systems. We are a worldwide leader in traditional voice telephony, IP telephony and enterprise telephony, which we define as the market for traditional voice telephony and IP telephony in the aggregate. Sales of telephony products and systems by our Enterprise Communications Group and Small and Medium Business Solutions segments are combined for purposes of these market leadership calculations.

Our suite of IP telephony offerings includes:

- Avaya Communication Manager, our voice application software that manages call processing, facilitates secure customer interactions across a variety of media and supports a range of Avaya and third-party applications;

- our media servers, which put voice applications such as call processing on the customer's local area network;
- our media gateways, which support traffic routing between traditional voice and IP telephony systems, providing enterprises with the flexibility to implement a new IP telephony system or to "IP-enable" their existing voice communications system, thereby helping to preserve existing communications technology investments;
- Avaya Integrated Management, a Web-based comprehensive set of tools that manages complex voice and data network infrastructures; and
- our Avaya™ Extension to Cellular solution, which transparently bridges any cell phone to any Avaya communications server.

In November 2003, we announced a strategic alliance agreement with Extreme Networks Inc. to jointly develop and market converged communications solutions. Under the alliance, we will resell Extreme's data networking products on a stand-alone basis and as part of our suite of IP telephony offerings. Extreme will also provide planning, design, implementation and management services support to our Services organization. We will continue to offer our own line of data networking products and related services and support in addition to Extreme's portfolio. Extreme will also continue to sell its data networking products through its multinational distribution channels.

We also offer traditional voice communications systems, although the market for these systems is declining and we are focused on the migration of our customers' traditional voice communications systems to IP telephony systems.

Communications Applications. Our Communications Applications organization is focused on applications that facilitate and enhance interaction in an enterprise with customers, partners, suppliers and employees. This organization is currently focused on infrastructure and applications for multi-media contact centers and unified communications.

Contact Centers. Our contact center product offerings are software and hardware systems and software applications for customer contact centers (including call centers) which are the foundation of many CRM offerings. We use the term call centers to refer to applications that primarily manage an enterprise's interactions with customers via the telephone, and the term contact centers to refer to applications that allow customers to interact with an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, Web chat and collaboration, voice self-service, telephone calls and facsimiles. We are the leading provider of call center systems in North America and Western Europe. Our strategy is to leverage this leadership position to market a broader suite of CRM applications.

Our Avaya™ Contact Center Solutions® offer a suite of intelligent call routing alternatives that can accommodate single call centers or multiple call centers through "virtual" routing over a converged network. Calls can be routed to customer care agents or self-service applications based on a variety of criteria, or business rules, including call volume, workload, agent language or other expertise or across time zones or countries and in each case, routing is transparent to the customer. Our contact center offerings include Avaya™ Interaction Center, which manages interactions across a variety of communication channels, including Web, e-mail and advanced telephony systems.

Unified Communication. We define Unified Communication as a family of applications that allow individuals to collaborate and communicate more effectively and to navigate more quickly in a networked infrastructure through a variety of communications devices, including telephones, computers or personal digital assistants. Our Unified Communication offerings include our voice messaging and unified messaging products, our IP-based unified communication solution and other multimedia collaboration tools. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and email.

We are the worldwide leader in sales of voice messaging and unified messaging. Our messaging systems are configured both as stand-alone servers or as embedded software or hardware in communications servers.

Many of our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations.

We offer a wide variety of voice messaging and unified messaging applications designed to serve the telephone call answering, facsimile, voice and unified messaging communications needs of enterprises. Unified messaging facilitates access to messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. These products are marketed under a number of brands, including our primary brands, Octel® Messaging and INTUITY™ AUDIX® Messaging. In addition, our Avaya Unified Messenger system for Microsoft® Exchange is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine or a Microsoft Exchange interface on the user's personal computer. The Avaya Unified Messenger® Solution—IBM Lotus Domino Version application enhances the functionality of a user's Lotus Domino e-mail messaging by providing the user with one mailbox for their voice, e-mail and fax messages.

Our unified communication offering, Avaya™ Unified Communication Center, provides a user with ability to

- access voice, fax and e-mail messages from an array of communication devices;
- connect to enterprise databases from a variety of media, including computers, telephones and personal digital assistants; and
- utilize personalized information filtering to prioritize communication interactions and screen calls or route them to voice mail.

Communications Appliances. We recently formed a new division within our Enterprise Communications Group segment referred to as Communications Appliances. Communications Appliances consists mainly of hardware such as telephone sets and software that resides on alternative endpoints, such as our IP Softphone, which provides the functionality of a digital telephone on a personal computer or handheld device. To date, our appliances have typically been sold as components of a larger sale of a converged system.

Small and Medium Business Solutions Segment

Our Small and Medium Business Solutions segment develops, markets and sells communications products and applications, including IP telephony, traditional voice systems and unified communication and contact center applications for small and medium-sized businesses.

Avaya™ IP Office, our IP telephony solution for small and medium-sized enterprises, can be deployed for enterprises with 2 to 256 stations and features full voice and data remote access, call distribution and alternate call routing for low cost and highest voice quality. In addition, the IP Office applications suite offers voice mail, unified messaging, wireless capability and an array of contact center management tools designed for the small and medium-sized enterprise.

Traditional voice communications systems designed for small and medium-sized businesses are also knows as Key and hybrid telephony systems. Our Key and hybrid voice communications systems are our MERLIN MAGIX® system, which offers telephony, messaging, wireless and call center capability to enterprises with up to 200 stations and our PARTNER® ACS system, which offers telephony, messaging and wireless to smaller enterprises with up to 40 stations. Our Avaya INDeX system is marketed primarily in Europe, Australia and Japan and can accommodate up to 1,088 stations. All of these systems can be IP enabled.

Services Segment

Our Services organization provides standard and customized services to enterprises in the following areas:

- network planning and design—including planning, design and assessment of an enterprise's data network, its readiness and optimization for the implementation of IP telephony, network consulting and design in supporting business continuity and a comprehensive suite of security services for separate voice and data networks as well as converged networks;
- network implementation—including solution preparation, design, deployment and installation;

- management and operations—offering enterprises and service providers an opportunity to outsource their communications systems;
- professional services in support of our communications applications; and
- maintenance and support—providing maintenance of our customer's networks.

We are the leading U.S. provider of maintenance services for enterprise voice communications systems.

We deliver our service offerings through our Network Consulting Services, Managed Services, Data Services, Professional Services, Technical Services and Field Services organizations. Our Network Consulting team offers network planning and design services. Our Managed Services organization helps enterprises focus on core competencies by managing their internal voice communications systems and helps service providers grow revenues by providing end-to-end messaging and unified communication applications. Our Data Services team can assist the enterprise with the design, implementation, installation, maintenance and management of its data network. Installation and repair of our products are performed primarily by our Field Services organization. Our Professional Services team provides custom implementation of our communications applications to meet indivicual customer needs. Technical support and maintenance under contracts for our voice communications products are provided by our Technical Services and Field Services organizations.

Connectivity Solutions Segment

We are the worldwide leader in sales of structured cabling systems for enterprises. We market these products primarily for enterprises of various sizes for wiring phones, workstations, personal computers and local area networks through their buildings or across their campuses under the brand name SYSTIMAX. Our SYSTIMAX cabling systems provide a single cabling solution for a network that integrates voice, video, data and building controls on one network through an infrastructure of copper or fiber cabling and associated connecting apparatus. The SYSTIMAX copper and fiber apparatus products can be customized to fit a customer's needs.

We sell our ExchangeMAX® structured cabling systems primarily to central offices of service providers such as telephone companies, original equipment manufacturers and third-party engineering, furnish and install vendors. Central offices are locations that house switches to serve the subscribers of a service provider. Our ExchangeMAX systems are used to connect transmission and switching within the central office environment to the public telephone network and include coaxial and fiber cable used for voice frequency and digital and fiber distribution networks.

We sell our electronic cabinets mostly to service providers to protect wireless access equipment, switching equipment and broadband electronic equipment. An electronic cabinet is a sturdy environmental enclosure designed to house electronics devices and passive equipment, both in the outside plant and inside buildings.

B. FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999. On September 30, 2000, we were spun off from Lucent Technologies Inc. The consolidated financial statements as of and for each of the fiscal years ended prior to September 30, 2001 include allocations of certain Lucent corporate headquarters' assets, liabilities, and expenses relating to the businesses that were transferred to us from Lucent. Therefore, the selected financial information for the fiscal years ended September 30, 2000 and 1999, during which time we were a business unit of Lucent, may not be indicative of our future performance as an independent company. The selected financial information for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the notes included elsewhere in this annual report.

In reviewing the selected financial information, please note the following:

- Commencing in fiscal 2002, we discontinued amortization of goodwill pursuant to the adoption of a new accounting pronouncement.
- Purchased in-process research and development is attributable to the acquisitions of VPNet Technologies, Inc. and substantially all of the assets and certain liabilities of Quintus Corporation in fiscal 2001.
- In October 2000, we sold four million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for $400 million. In March 2002, all shares of the Series B preferred stock were converted into approximately 38 million shares of our common stock, warrants for 286,682 shares of our common stock were exercised, and we sold an additional 14,383,953 shares of our common stock. The conversion of the Series B preferred stock and the exercise of warrants resulted in a charge to accumulated deficit of $125 million, which was included in the calculation of net income (loss) available to common stockholders for fiscal 2002.
- Total debt as of September 30, 2000 represents commercial paper obligations we assumed following the separation from Lucent and debt attributable to our foreign entities. During fiscal 2002, we repaid our commercial paper obligations and issued long-term convertible debt and senior secured notes.
- In October 1999, we adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and prospectively capitalized certain costs of computer software developed or obtained for internal use, which had been previously expensed as incurred. Accordingly, we began amortizing these costs on a straight-line basis over three to seven years.

	Year Ended September 30,				
	2003	2002	2001	2000	1999
	(dollars in millions, except per share amounts)				
Statement of operations information:					
Revenue	$4,338	$4,956	$6,793	$7,732	$8,268
Business restructuring charges (reversals) and related expenses, net	(5)	209	837	684	(33)
Goodwill and intangibles impairment charge	—	71	—	—	—
Purchased in-process research and development	—	—	32	—	—
Income (loss) before cumulative effect of accounting change	(88)	(666)	(352)	(375)	186
Cumulative effect of accounting change	—	—	—	—	96
Net income (loss)	$ (88)	$ (666)	$ (352)	$ (375)	$ 282
Earnings (loss) per common share—basic:					
Income (loss) available to common stockholders	$(0.23)	$(2.44)	$(1.33)	$(1.39)	$ 0.72
Cumulative effect of accounting change	—	—	—	—	0.37
Net income (loss) available to common stockholders	$(0.23)	$(2.44)	$(1.33)	$(1.39)	$ 1.09
Earnings (loss) per common share—diluted:					
Income (loss) available to common stockholders	$(0.23)	$(2.44)	$(1.33)	$(1.39)	$ 0.68
Cumulative effect of accounting change	—	—	—	—	0.35
Net income (loss) available to common stockholders	$(0.23)	$(2.44)	$(1.33)	$(1.39)	$ 1.03

	As of September 30,				
	2003	2002	2001	2000	1999
	(dollars in millions)				
Balance sheet information:					
Total assets	$4,057	$3,897	$4,648	$5,037	$4,239
Total debt	953	933	645	793	10
Series B convertible participating preferred stock	—	—	395	—	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this annual report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The risks and uncertainties referred to above include, but are not limited to those described under "Forward-Looking Statements" in our fiscal 2003 Annual Report on Form 10-K.

Overview

We are a leading provider of communications systems, applications and services for enterprises, including businesses, government agencies and other organizations. Our product offerings include:

- Internet Protocol, or IP, telephony systems that converge voice, data and other traffic across a single unified network,
- traditional voice communication systems,
- contact center infrastructure and applications in support of customer relationship management,
- unified communications applications, which include voice and multi-media messaging, and
- structured cabling products.

We support our broad customer base with comprehensive global service offerings that help our customers plan, design, implement and manage their communications networks. We believe our global service organization is an important consideration for customers purchasing our products and applications and is a source of significant revenue for us, primarily from maintenance contracts.

Our revenue has declined significantly during the past several years. Revenue for the fiscal years ended September 30, 2001, 2002 and 2003 was $6,793 million, $4,956 million and $4,338 million, respectively. The decline in revenue is attributable primarily to declines in the market for our traditional business, enterprise voice communications systems, and the effect of general economic conditions on our customers' willingness to spend on enterprise communications technology during the last several years. Although revenue has declined over this three year period, the quarterly revenue trend in fiscal 2003 generally stabilized. The stabilization of revenue can be attributed to our products and services that support the market for converged communications. Specifically, revenue from the sale of our IP telephony systems increased throughout fiscal 2003, mitigating the decline in sales of our traditional voice systems. As described in more detail below, however, we cannot provide assurance that our revenue will not decline in the future as we believe enterprises may continue to be reluctant to increase spending on enterprise communications technology significantly in the near term.

The decline in revenue from enterprise voice communications systems is attributable in part to the significant investments in these systems made by enterprises in the late 1990s in anticipation of Year 2000. We believe enterprises have been reluctant to make additional investments in enterprise communications systems until their existing investments have been fully amortized over their 7-10 year useful life. In addition, we believe many customers are hesitant to invest in traditional voice communication systems as they are anticipating the widespread adoption of next-generation communications systems, such as IP telephony systems.

The adverse effect of the decline in revenue from our traditional business has been exacerbated by the continuing effect of the economic slowdown that began in 2001. As a result of the uncertain economic environment, we believe that enterprises continue to be concerned about their ability to increase revenues and thereby increase their profitability. Accordingly, they have tried to maintain or improve profitability through cost reduction and reduced capital spending. Because it is not clear that enterprise communications spending will improve significantly in the near term, we expect there to be continued pressure on our ability to generate revenue. Although we believe enterprises will ultimately invest in next-generation communications systems, we cannot predict the nature, timing and extent of those investments and as a result, if and when our revenue will increase.

Operating Segments

The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue:

	Year Ended September 30,		
	2003	2002	2001
Revenue			
Operating Segments:			
Enterprise Communications Group	40.1%	42.0%	42.3%
Small and Medium Business Solutions	5.2	4.8	4.6
Services	42.2	41.7	33.6
Connectivity Solutions	12.5	11.5	19.5
Total	100.0%	100.0%	100.0%

Our four operating segments include the Enterprise Communications Group, Small and Medium Business Solutions, Services and Connectivity Solutions. In the third quarter of fiscal 2003, we changed the name of our Converged Systems and Applications segment to Enterprise Communications Group, or ECG. The ECG segment is focused on the sale of communications systems, products and applications to our large enterprise customers. Our primary offerings for this segment include IP telephony systems and traditional voice communications systems, contact center infrastructure and applications in support of customer relationship management, unified communications applications, and appliances, such as telephone sets. ECG's operating results also include our professional services organization that provides services required to customize our communication application solutions for individual customer needs. The Small and Medium Business Solutions, or SMBS, segment develops, markets and sells communications products and applications for small and medium-sized businesses including IP telephony systems, traditional voice communications systems, and unified communication and contact center applications. Traditional voice communications systems designed for small and medium-sized businesses are also known as Key and hybrid telephony systems. The Services segment offers a comprehensive portfolio of services that enable customers to plan, design, build and manage their communications networks. The Connectivity Solutions segment, which we agreed to sell in October 2003, provides structured cabling systems and electronic cabinets to our customers.

Collective Bargaining Agreements

Effective June 1, 2003, we renewed our collective bargaining agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers. The renewed agreements are for a term of three years, ending May 31, 2006. The agreements provide for a 3% per year wage increase for employees during the duration of the agreements, and a 3% increase per year to employees' pension benefits for the duration of the agreements. The agreements also included additional cost-sharing by employees and retirees for certain medical health benefit co-payments. The renewed collective bargaining agreements continue our variable workforce arrangement that gives eligible employees who retired from Lucent as of September 30, 2000 the ability to continue working as on-call support service technicians at Avaya. This arrangement is intended to give us flexibility to match our workforce needs with our customers' cyclical service demands for the design, installation and maintenance of their communications systems.

Goodwill and Intangible Assets

Effective October 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definite lives will continue to be amortized over their remaining useful lives. In connection with the adoption of SFAS 142, we reviewed the classification of our goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. We also tested goodwill for impairment by comparing the fair values of our reporting units to their carrying values as of October 1, 2001 and determined that there was no goodwill impairment at that time. Based on this review, as of September 30, 2001, we classified $175 million as goodwill, $78 million as intangible assets, net and $2 million as other assets. We did not identify any intangible assets having indefinite lives.

For the fiscal year ended September 30, 2001, goodwill amortization, net of tax, amounted to $38 million. If we had adopted SFAS 142 at the beginning of fiscal 2001 and discontinued goodwill amortization, our net loss and loss per common share on a pro forma basis would have been as follows:

	Year Ended September 30, 2001
Pro Forma Results (dollars in millions, except per share amounts)	
Net loss, as reported	$ (352)
Goodwill amortization, net of tax	38
Adjusted net loss	(314)
Accretion of Series B preferred stock	(27)
Adjusted loss available to common stockholders	$ (341)
Adjusted loss per common share:	
Basic and Diluted	$(1.20)

We conducted the required annual impairment review during the fourth quarter of fiscal 2003 and 2002. Updated valuations were completed for all reporting units with goodwill as of September 30, 2003 and 2002 using a discounted cash flow approach based on forward-looking information regarding market shares, revenues and costs for each reporting unit as well as appropriate discount rates. For fiscal 2003, we did not identify a goodwill impairment. For fiscal 2002, due to a significant downward movement in the U.S. stock market and, in particular, communications technology stocks, we experienced a decline in our market capitalization that negatively impacted the fair value of our reporting units. As a result, we recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to our SMBS operating segment.

As a result of the significant downturn in the communications technology industry, we noted a steep decline in the marketplace assumptions for virtual private networks in the fourth quarter of fiscal 2002 as compared with the assumptions used when we acquired this existing technology through our acquisition of VPNet Technologies, Inc., or VPNet, in February 2001. These circumstances caused us to review the recoverability of our acquired intellectual property and trademarks. We applied the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," or SFAS 121, to our intangible assets with definite lives and determined that the carrying value of these assets was impaired. Accordingly, we recorded a $27 million intangibles impairment charge as an operating expense in fiscal 2002 to write-down the carrying value of these intangible assets to an amount representing their discounted future cash flows. The $27 million impairment charge, which was recorded as accumulated amortization on the Consolidated Balance Sheet, was attributed $24 million to ECG and $3 million to SMBS.

Acquired intangible assets with definite lives are amortized over a period of three to six years. Amortization expense for such intangible assets was $12 million, $35 million and $32 million for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. As of September 30, 2003, we estimate remaining amortization expense to be $4 million in 2004, and $2 million in 2005.

In addition, included in other assets as of September 30, 2003 and 2002 is an intangible asset of $63 million and $35 million, respectively, representing unrecognized prior service costs associated with the recording of a minimum pension liability in fiscal 2003 and 2002. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually. Based on our fiscal 2003 annual assessment of our minimum pension liability, the intangible asset increased by $28 million.

Internal Use Software

In the first quarter of fiscal 2003, we changed the estimated useful life of certain internal use software that is currently in service from seven to five years since a newer version of the software is expected to be implemented in fiscal 2004, which is two years earlier than we originally anticipated. This change increased amortization expense, net of tax, by approximately $9 million, equivalent to $0.02 per basic and diluted share, for the fiscal year ended September 30, 2003.

In the second quarter of fiscal 2002, we changed the estimated useful life of certain internal use software from three to seven years to reflect actual experience as a stand-alone company based on the utilization of such software. This change lowered amortization expense, net of tax, by approximately $8 million, equivalent to $0.02 per basic and diluted share, for the fiscal year ended September 30, 2002.

Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002. The following table summarizes the status of our business restructuring reserve and other related expenses during fiscal 2003, 2002 and 2001:

	Business Restructuring Reserve				Other Related Expenses		
	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs	Total Business Restructuring Reserve	Asset Impairments	Incremental Period Costs	Total Business Restructuring Reserve and Related Expenses
	(dollars in millions)						
FISCAL 2001:							
Balance as of October 1, 2000	$ 345	$127	$ 27	$ 499	$ —	$ —	$ 499
Charges	650	24	—	674	20	178	872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/ increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)
Balance as of September 30, 2001	$ 96	$ 78	$ 5	$ 179	$ —	$ —	$ 179
FISCAL 2002:							
Charges	116	84	1	201	7	21	229
Reversals	(13)	(4)	(3)	(20)	—	—	(20)
Net increase in benefit obligations	(3)	—	—	(3)	—	—	(3)
Cash payments	(128)	(56)	(3)	(187)	—	(21)	(208)
Asset impairments	—	—	—	—	(7)	—	(7)
Balance as of September 30, 2002	$ 68	$102	$ —	$ 170	$ —	$ —	$ 170
FISCAL 2003:							
Charges	—	—	—	—	—	16	16
Reversals	(19)	(2)	—	(21)	—	—	(21)
Cash payments	(45)	(38)	—	(83)	—	(16)	(99)
Balance as of September 30, 2003	$ 4	$ 62	$ —	$ 66	$ —	$ —	$ 66

Fiscal 2003

During fiscal 2003, we recorded reversals to income of $21 million primarily attributable to fewer involuntary employee separations than originally anticipated. Additionally, in fiscal 2003 we incurred $16 million in other related expenses associated with our fourth quarter of fiscal 2002 restructuring initiative. These expenses were primarily attributable to information technology, or IT, costs incurred to relocate the development of certain IT applications to India.

Fiscal 2002

During fiscal 2002, we experienced a decrease in our revenue as a result of the continued decline in spending on IT by our customers, specifically for enterprise communications products and services. Despite the unpredictability of the business environment, we remained focused on our strategy to return to profitability by focusing on sustainable cost and expense reduction, among other things. To achieve that goal, we initiated restructuring actions in fiscal 2002 to enable us to reduce costs and expenses further in order to lower the amount of revenue needed to reach our profitability break-even point. As a result, we recorded a pretax charge of $229 million in fiscal 2002 for business restructuring and related expenses. The components of the charge included $116 million of employee separation costs, $84 million of lease termination costs, $1 million of other exit costs, and $28 million of other related expenses. This charge was partially offset by a $20 million reversal to income primarily attributable to fewer involuntary employee separations than originally anticipated.

The charge for employee separation costs was composed of $113 million for severance and other related costs and $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS 88. Lease termination costs included approximately $72 million of real estate, net of sublease income that management believed was probable, and $12 million of IT lease termination payments. The $28 million of other related expenses included relocation and consolidation costs, computer system transition expenditures, and asset impairments associated with our ongoing restructuring initiatives.

The employee separation costs were incurred in connection with the elimination of approximately 4,240 management and union-represented employee positions worldwide. As of September 30, 2003, this workforce reduction had been completed. Employee separation payments included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which was an option available to certain union-represented employees. Payments to employees who elected to receive severance through a series of payments will extend through fiscal 2004.

The $72 million charge for real estate lease termination obligations includes approximately one million square feet of excess sales and services support, research and development, call center and administrative offices located primarily in the U.S., which had been entirely vacated as of September 30, 2003. The real estate charge also included an adjustment to increase the accrued amount for previously reserved sites due to a deterioration in the commercial real estate market. As a result, we extended our estimates as to when we will be able to begin subleasing certain vacated sites and established an additional accrual for lease payments originally estimated to have been offset by sublease rental income. Payments on lease obligations, net of estimated sublease income, will extend through 2011 because, in certain circumstances, the remaining lease payments were less than the termination fees.

Fiscal 2001

In fiscal 2001, we outsourced certain manufacturing facilities and accelerated our restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, we recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related expenses. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer involuntary employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

The components of the fiscal 2001 charge included $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related expenses. The charge for employee separation costs was composed of $577 million primarily related to enhanced pension and postretirement benefits, which represented the cost of curtailment in accordance with SFAS 88, and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related expenses was composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to buildings and equipment at the Shreveport manufacturing facility. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport were paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of our manufacturing operations. Employee separation payments included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which was an option available to certain union-represented employees. This workforce reduction was completed as of September 30, 2002.

Real estate lease termination costs were incurred primarily in the U.S., Europe and Asia, and were reduced for sublease income that management believed was probable. Payments on lease obligations, which consisted of real estate and equipment leases, will extend through fiscal 2005. In fiscal 2001, accrued costs for lease obligations represented approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2002, we had entirely vacated this space.

Outsourcing of Certain Manufacturing Operations

We have outsourced all of the manufacturing operations related to our ECG and SMBS segments. Substantially all of these operations have been outsourced to Celestica Inc. The remaining portions of our manufacturing operations, other than the manufacturing of our Connectivity Solutions product offerings, are outsourced to a number of other contract manufacturers. We believe that outsourcing these operations will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.

We are not obligated to purchase products from Celestica in any specific quantity, except as we outline in forecasts or orders for products. In addition, we may be obligated to purchase certain excess inventory levels from Celestica that could result from our actual sales of product varying from forecast. Our outsourcing agreement with Celestica results in a concentration that, if suddenly eliminated, could have an adverse effect on our operations. While we believe that alternative sources of supply would be available, disruption of our primary source of supply could create a temporary, adverse effect on product shipments. There is no other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse effect on our financial position, results of operations or cash flows.

Acquisitions and Divestiture

Acquisition of Expanets

In November 2003, we acquired substantially all of the assets and assumed certain liabilities of Expanets, Inc., a subsidiary of NorthWestern Corporation. Expanets is a nationwide provider of networked communications and data products and services to small and mid-sized businesses and, prior to the acquisition, was one of our largest dealers. Under the terms of the asset purchase agreement, we paid NorthWestern approximately $55 million in cash. In addition, we paid approximately $39 million to creditors of Expanets to satisfy certain debt obligations of Expanets and deposited approximately $13.5 million into an escrow account to satisfy certain liabilities of Expanets. The purchase price is subject to adjustment within 90 days after the closing. We will include Expanets in our consolidated results of operations and financial position beginning in November 2003.

A substantial amount of Expanets' business was from Avaya-related product and service offerings. Since we do not expect to continue to sell other manufacturers' products that were previously distributed by Expanets, we expect to divest or eliminate the portion of the business that focused on distributing these products. We plan to report this portion of Expanets' business as discontinued operations beginning in our first quarter of fiscal 2004, and to have completely divested or eliminated these discontinued operations by the end of the second quarter of fiscal 2004. We anticipate the discontinued operations to have marginal cash requirements and operating losses during this disposal period.

From a continuing operations perspective, we expect during the first two quarters of fiscal 2004, Expanets will have only a marginally negative impact on our results of operations. We expect that Expanets will be neutral or accretive to our earnings by no later than the end of our third quarter of fiscal 2004.

Sale of Connectivity Solutions

In October 2003, we agreed to sell certain assets and liabilities of our Connectivity Solutions segment to CommScope, Inc. Under the terms of the agreement, we will receive a purchase price of $263 million, subject to adjustment, consisting of approximately $210 million of cash, a note in the amount of $18 million that is convertible into CommScope common stock one year after the closing, and CommScope common stock having a market value, at the time of the agreement, of $35 million. In addition, CommScope assumed approximately $75 million of primarily employee-related liabilities of Connectivity Solutions. The waiting period applicable to the sale under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, has expired. We expect the sale of Connectivity Solutions to close no later than the second quarter of fiscal 2004. Because the products offered by Connectivity Solutions do not fit strategically with the rest of our product portfolio, we believe the sale will enable us to strengthen our focus on our core product offerings.

The carrying value of the net assets included in the disposal group was $293 million as of September 30, 2003. The final carrying values of the assets and liabilities to be transferred to Commscope will be determined upon the closing date, with the exception of the benefit obligations noted below.

Based upon an actuarial calculation using data as of September 30, 2003, we estimate that we will recognize a pension and postretirement curtailment loss of approximately $26 million upon the closing of the transaction and a settlement loss of approximately $37 million upon the transfer of pension and postretirement benefit assets and liabilities to Commscope. The estimated curtailment and settlement losses are subject to change based upon intervening events that may occur up to the closing date and the date on which the pension and postretirement benefit assets and liabilities are transferred, respectively. These losses will be recorded as a loss from discontinued operations. Additionally, these losses will increase the benefit obligation being transferred to Commscope by approximately $52 million and will remove an intangible asset of approximately $11 million that relates to unrecognized prior service costs associated with the benefit obligation.

On October 30, 2003, in exchange for the International Brotherhood of Electrical Worker's agreement to withdraw numerous pending and threatened grievances and arbitration demands against us in connection with the Connectivity Solutions business, we agreed to provide a one-time payment of five thousand dollars to certain employees and offer an enhanced retirement incentive for those employees who are pension eligible as of December 2, 2003. The settlement agreement is contingent upon the closing of the sale of Connectivity Solutions to CommScope. Total payments, excluding the retirement incentive offer, are not expected to exceed $7 million. We expect to take a one-time charge in the first quarter of fiscal 2004 of approximately $4 million related to the acceptance by 124 employees of the retirement incentive offer.

Other Acquisitions

As part of our continued efforts to broaden our portfolio of product offerings, we completed the following acquisitions during fiscal 2001. There were no material acquisitions in fiscal 2003 and 2002.

April 2001—Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions. We paid $29 million in cash for these assets. This transaction was accounted for as a purchase combination.

February 2001—Acquisition of VPNet, a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. This transaction was accounted for as a purchase combination.

Results of Operations

The following table sets forth certain line items from our Consolidated Statements of Operations as a percentage of revenue for the periods indicated:

	Year Ended September 30,		
	2003	2002	2001
Revenue	100.0%	100.0%	100.0%
Costs	58.8	60.7	57.4
Gross margin	41.2	39.3	42.6
Operating expenses:			
Selling, general and administrative	30.3	31.4	30.3
Business restructuring charges (reversals) and related expenses, net	(0.1)	4.2	12.3
Goodwill and intangibles impairment charge	—	1.4	—
Research and development	8.4	9.3	7.9
Purchased in-process research and development	—	—	0.5
Total operating expenses	38.6	46.3	51.0
Operating income (loss)	2.6	(7.0)	(8.4)
Other income (expense), net	(0.7)	(0.1)	0.5
Interest expense	(1.8)	(1.0)	(0.5)
Provision (benefit) for income taxes	2.1	5.3	(3.2)
Net loss	(2.0)%	(13.4)%	(5.2)%

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

Revenue

The following table presents our U.S. and non-U.S. revenue:

	Year Ended September 30,		Change	
	2003	2002	$	%
	(dollars in millions)			
Revenue:				
U.S. revenue	$3,204	$3,647	$(443)	(12.2)%
Non-U.S. revenue	1,134	1,309	(175)	(13.4)%
Total revenue	$4,338	$4,956	$(618)	(12.5)%

Revenue decreased 12.5%, or $618 million, to $4,338 million in fiscal 2003 from $4,956 million in fiscal 2002. Revenue decreased both in the U.S. and internationally as well as across all of our operating segments. The weak economy coupled with the downturn in the industry resulted in significant reductions in capital investments by enterprises of information technology and communications products and services. The protracted economic and business uncertainty resulted in hesitation by our customers to resume capital spending for telephony products and services. The decline in our revenue also reflects widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry.

Although revenue declined when comparing fiscal 2003 to fiscal 2002, the quarterly revenue trend in fiscal 2003 generally stabilized and was driven primarily by increases in our ECG and Connectivity Solutions segments. The trends underlying this stabilization of revenue can be attributed to our products and services that support the market for converged communications products. Specifically, revenue from the sale of our IP hardware and software products had increased throughout fiscal 2003, mitigating the decline in sales of our traditional voice systems. See "Overview" for a discussion of our outlook for revenue trends in the future.

Costs and Gross Margin—Our costs of products consist primarily of materials and components, labor and manufacturing overhead. Our costs of services consist primarily of labor, parts and service overhead. Total costs decreased 15.2%, or $458 million, to $2,552 million in fiscal 2003 from $3,010 million in fiscal 2002. Gross margin percentage increased in fiscal 2003 to 41.2% as compared with 39.3% in fiscal 2002 attributable primarily to improvements in gross margin in our Connectivity Solutions and SMBS operating segments. Gross margin on products increased to 42.8% in fiscal 2003 from 39.5% in fiscal 2002. Our ECG and Services segments were the significant contributors to gross margin. ECG's gross margin percentage deteriorated slightly in fiscal 2003 from fiscal 2002, while Services' gross margin remained unchanged at 39.0% for both fiscal years. The overall improvement in gross margin percentage was attributable to lower production costs of our SYSTIMAX cabling products, a favorable product mix, the impact of our continuing cost reductions and restructuring activities, and benefits realized from our manufacturing outsourcing agreement with Celestica. In addition, gross margin was positively impacted by a curtailment gain of $15 million from freezing management pension benefit and postretirement health benefit accruals. All segments were adversely impacted by the decline in U.S. sales, which typically have higher margins than sales made outside of the U.S.

See "Results of Operations by Segment" for a discussion of segment revenue and operating income (loss).

Selling, General and Administrative—Our selling, general and administrative expenses consist primarily of salaries, commissions, benefits and other items. SG&A expenses decreased by 15.5%, or $241 million, to $1,314 million in fiscal 2003 from $1,555 million in fiscal 2002. The decrease was primarily due to savings associated with our business restructuring initiatives, which contributed to a reduction of $62 million in compensation expense, $33 million in reduced IT expenses, and a $7 million decrease in rental expense in connection with terminated real estate lease obligations. The reduction in IT expenses also reflects a favorable renegotiated agreement related to the outsourcing of certain IT functions and lower networking costs. In addition, our provision for uncollectible receivables decreased by $43 million due, in part, to a change in the methodology used to calculate bad debt expense that was effective in the third quarter of fiscal 2002. The decrease in our provision for uncollectible receivables also reflects the implementation of billing and collections process improvements. Furthermore, SG&A was positively impacted by a curtailment gain of $25 million from freezing management pension benefit and postretirement health benefit accruals. We also had a reduction of $23 million in our current year's amortization expense for intangible assets due to a lower amount of intangible assets being amortized as a result of both the write-down of intangibles recorded in the fourth quarter of fiscal 2002 and to the fact that certain assets became fully amortized at the end of fiscal 2002.

These decreases in SG&A were partially offset by an increase in amortization expense of $9 million resulting from a decrease in the estimated useful life of certain internal use software that occurred in the first quarter of fiscal 2003.

Business Restructuring Charges (Reversals) and Related Expenses, Net—For fiscal 2003, $5 million of business restructuring reversals, net of related expenses, included reversals of $21 million of business restructuring liabilities established in prior periods, partially offset by $16 million of other related expenses associated with our fourth quarter of fiscal 2002 business restructuring initiative. These expenses were primarily attributable to information technology costs incurred to relocate the development of certain IT applications to India. The reversal was attributable primarily to fewer involuntary employee separations than originally anticipated.

Business restructuring charges and related expenses of $209 million in fiscal 2002 included primarily (1) $116 million of charges related to employee separations, (2) $84 million of real estate and IT lease terminations, (3) $21 million for incremental period costs, which included relocation and consolidation costs and computer system transition expenditures, and (4) $7 million of asset impairments, partially offset by (5) a $20 million reversal of business restructuring liabilities primarily related to fewer involuntary employee separations than originally anticipated.

Goodwill and Intangibles Impairment Charge—A $71 million impairment charge for goodwill and intangibles was recorded in the fourth quarter of fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121. The charge was composed of $44 million for goodwill attributed to SMBS, and $27 million for intangibles of which $24 million was attributed to ECG and $3 million was attributed to SMBS. There was no impairment of goodwill or intangibles in fiscal 2003.

Research and Development—Our research and development expenses consist primarily of salaries and benefits. R&D expenses decreased 20.9%, or $96 million, to $363 million in fiscal 2003 from $459 million in fiscal 2002 attributed mainly to lower staffing levels in our R&D organization. In addition, R&D was positively impacted by a curtailment gain of $6 million from freezing management pension benefit and postretirement health benefit accruals. Investments in R&D have been focused on the high growth areas of our business while spending on our more mature product lines has decreased.

Other Income (Expense), Net—

	Year Ended September 30,	
	2003	2002
	(dollars in millions)	
Loss on foreign currency transactions	$ (2)	$ (6)
Gain on assets sold	14	2
Interest income(a)	15	20
Impairment of investments(b)	—	(17)
Loss on long-term debt extinguishment, net(c)	(34)	—
Lucent securities litigation charge(d)	(25)	—
Miscellaneous, net	1	(1)
Total other income (expense), net	$(31)	$ (2)

(a) The decrease in interest income is due primarily to a lower outstanding balance on a term loan, formerly a line of credit, to Expanets.

(b) The $17 million impairment charge was related to investments that were generally concentrated in the emerging communications technology industry.

(c) The $34 million loss on long-term debt was attributable primarily to a $36 million loss recorded in January 2003 resulting from the exchange of a portion of our Liquid Yield Option™ Notes due 2021, or LYONs, having an accreted value of $43 million, or an aggregate principal amount at maturity of $84 million. This loss was partially offset by a $2 million gain recognized as a result of the repurchase of LYONs for cash in a series of open market transactions during fiscal 2003. The LYONs repurchased in these open market transactions had an accreted value of $160 million or an aggregate principal amount at maturity of $310 million.

(d) See "Legal Proceedings—Lucent Securities Litigation" for a description of this charge.

Interest Expense—Interest expense increased by $27 million to $78 million in fiscal 2003 from $51 million in fiscal 2002. Interest expense for fiscal 2003 includes $58 million of interest on $640 million aggregate principal amount of 11⅛% Senior Secured Notes due April 2009, or senior secured notes, $440 million of which were issued in March 2002 and $200 million of which were issued in May 2003. In addition, we recorded interest expense of $20 million for the amortization of debt discount, premium and deferred financing costs related primarily to our LYONs, which were issued in October 2001, and $3 million related to commitment and financing fees on our credit facility. Interest expense was partially offset by $3 million of income related to the amortization of a gain resulting from the termination of our interest rate swaps in December 2002.

Interest expense for fiscal 2002 included $25 million of interest expense on our senior secured notes, $21 million of amortization of both debt discount and deferred financing costs related primarily to our

LYONs, and $9 million for interest on commercial paper and other short-term borrowings. Interest expense was partially offset by $4 million of income related to the hedging of the senior secured notes with our interest rate swaps.

Provision (Benefit) for Income Taxes—In fiscal 2003, we recorded a provision for income taxes of $93 million as compared with $265 million for fiscal 2002. The provision for fiscal 2003 of $93 million included an $83 million provision to increase the deferred tax asset valuation allowance, a $22 million provision for state and foreign income taxes, a $4 million provision for other adjustments, a $10 million benefit related to the early extinguishment in January 2003 of a portion of our LYONs, and a $6 million benefit related to a favorable audit settlement. The $83 million provision for the increase in the deferred tax asset valuation allowance reflects the difference between the actual and expected tax gain associated with the LYONs exchange offer.

The provision for fiscal 2002 of $265 million included a $364 million provision related to the establishment of a deferred tax asset valuation allowance, a provision of $57 million related to an unfavorable geographic distribution of earnings and losses, and a benefit of $156 million attributable to operational losses incurred for the year.

Fiscal Year Ended September 30, 2002 Compared with Fiscal Year Ended September 30, 2001

Revenue

The following table presents our U.S. and non-U.S. revenue:

	Year Ended September 30,		Change	
	2002	2001	$	%
	(dollars in millions)			
Revenue:				
U.S. revenue	$3,647	$5,158	$(1,511)	(29.3)%
Non-U.S. revenue	1,309	1,635	(326)	(19.9)
Total revenue	$4,956	$6,793	$(1,837)	(27.0)%

Revenue decreased 27.0%, or $1,837 million, to $4,956 million for fiscal 2002 from $6,793 million in fiscal 2001, due to decreases across each of our operating segments. Revenue declines in our core business, which is made up of ECG, SMBS, and Services, reflects a continued decline in spending on enterprise information technology in general, and on communications products and services in particular. In fiscal 1999 and 2000, the communications technology industry experienced strong economic growth and significant investing by enterprises in related products and services. In fiscal 2001, growth within this industry began to slow particularly in the U.S. as our customers' focus changed from building new networks to limiting capital spending and concentrating on extracting maximum value from existing systems. This trend continued in fiscal 2002 as the protracted economic and business uncertainty led to reluctance by our customers to resume capital spending for telephony products and services. In addition, widespread layoffs, high vacancy rates in commercial real estate, a lack of business start-ups and excess capacity within the communications technology industry adversely impacted our revenues.

Costs and Gross Margin—Total costs decreased 22.8%, or $887 million, to $3,010 million in fiscal 2002 from $3,897 million in fiscal 2001. Gross margin percentage decreased to 39.3% in fiscal 2002 from 42.6% in fiscal 2001. The decrease in gross margin was attributable to ECG, Connectivity Solutions, and SMBS, partially offset by an increase in Services' gross margin. Because sales within the U.S., including both direct and indirect channels, typically have higher margins than those sales made internationally, the drop in U.S. sales adversely impacted all segments.

See "Results of Operations by Segment" for a discussion of segment revenue and operating income (loss).

Selling, General and Administrative—SG&A expenses decreased 24.3%, or $500 million, to $1,555 million in fiscal 2002 from $2,055 million in fiscal 2001. The decrease was primarily due to savings associated with our business restructuring initiatives, including a reduction of $301 million in salaries and other employee related expenses as a result of lower staffing levels and a $49 million decrease in rental expense in connection with terminated real estate lease obligations. The decline was also due to higher costs incurred during fiscal 2001 including higher incentive compensation expense of $16 million related to performance bonuses and higher marketing and promotional costs of $103 million related to enhancing awareness of the Avaya brand. During fiscal 2001, we also incurred start-up expenses of $48 million related to launching our brand in the marketplace.

The decrease in SG&A is also attributable to our adoption of SFAS 142. Accordingly, we did not record any goodwill amortization in fiscal 2002 as compared with $40 million in fiscal 2001. In addition, we increased the estimated useful life of certain internal use software during the second quarter of fiscal 2002, which lowered depreciation expense by $13 million in fiscal 2002.

The reduction in SG&A expenses were partially offset by an increase of $16 million of IT related expenses primarily attributable to higher telecommunication expenses.

Business Restructuring Charges (Reversals) and Related Expenses, Net—Business restructuring charges and related expenses of $209 million in fiscal 2002 included primarily (1) $116 million of charges related to employee separations, (2) $84 million of real estate and IT lease terminations, (3) $21 million for incremental period costs, which included relocation and consolidation costs and computer system transition expenditures, and (4) $7 million of asset impairments, partially offset by (5) a $20 million reversal of business restructuring liabilities primarily related to fewer involuntary employee separations than originally anticipated.

The $837 million of business restructuring charges and related expenses in fiscal 2001 included (1) $540 million for our accelerated restructuring plan, which was composed primarily of enhanced pension and healthcare benefits that were offered through an early retirement program, severance and terminated lease obligations, (2) $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, (3) $178 million representing incremental period costs largely associated with our separation from Lucent including computer system transition costs such as data conversion activities, asset transfers and training, and (4) a $20 million asset impairment charge related to assets to be disposed of in connection with our manufacturing outsourcing initiative, partially offset by (5) a $35 million reversal of business restructuring liabilities originally recorded in September 2000, primarily related to fewer involuntary employee separations than originally anticipated.

Goodwill and Intangibles Impairment Charge—A $71 million impairment charge for goodwill and intangibles was recorded in the fourth quarter of fiscal 2002 to write down the carrying value of goodwill and intangible assets to an amount representing their discounted future cash flows in accordance with SFAS 142 and SFAS 121. The charge was composed of $44 million for goodwill attributed to SMBS, and $27 million for intangibles of which $24 million was attributed to ECG and $3 million was attributed to SMBS.

Research and Development—R&D expenses decreased 14.4%, or $77 million, to $459 million in fiscal 2002 from $536 million in fiscal 2001. Although R&D spending decreased, our R&D expense as a percentage of total revenue increased from 7.9% in fiscal 2001 to 9.3% in fiscal 2002 due to a greater rate of decline in our revenue than in R&D spending.

Purchased In-Process Research and Development—The $32 million expense recorded in fiscal 2001 reflects charges associated with our acquisitions of VPNet in February 2001, and the purchase of substantially all of the assets and certain liabilities of Quintus in April 2001. The purchase price for these acquisitions included certain technologies that had not reached technological feasibility and had no future alternative use and, accordingly, the value allocated to these technologies was capitalized and immediately expensed at acquisition. There was no charge in fiscal 2002 for purchased in-process research and development.

Other Income (Expense), Net—

	Year Ended September 30,	
	2002	2001
	(dollars in millions)	
Loss on foreign currency transactions	$ (6)	$ (5)
Gain on assets sold	2	6
Interest income(a)	20	27
Impairment of investments(b)	(17)	—
Miscellaneous, net	(1)	3
Total other income (expense), net	$ (2)	$31

(a) Interest income in fiscal 2002 included $11 million of interest earned on a line of credit extended to Expanets and $9 million of interest on cash balances. Fiscal 2001 interest income included $4 million of interest on the Expanets line of credit and $23 million of interest on cash balances. The decrease in interest on cash balances was due to lower interest rates in fiscal 2002.

(b) The $17 million impairment charge was related to investments that were generally concentrated in the emerging communications technology industry.

Interest Expense—Interest expense increased 37.8%, or $14 million, to $51 million in fiscal 2002 from $37 million in fiscal 2001. The increase in interest expense is largely attributed to a higher amount of weighted average debt outstanding. During the first and second quarters of fiscal 2002, we replaced our commercial paper with long-term debt, which carried a higher rate of interest. During fiscal 2002, we recorded interest expense of $41 million relating to our LYONs and senior secured notes. In addition, we incurred $22 million of issuance costs in fiscal 2002 related to these debt issuances, which have been deferred and $5 million had been amortized to interest expense in fiscal 2002. The increase in interest expense was partially offset by a $4 million favorable impact resulting from the hedging of our senior secured notes with interest rate swaps.

Provision (Benefit) for Income Taxes—The effective tax provision rate for fiscal 2002 was higher than the U.S. statutory rate due to an increase in the net deferred tax asset valuation allowance of $364 million. The effective tax benefit rate excluding this charge would have been 24.7%, which was substantially lower than the U.S. statutory rate primarily due to an unfavorable geographic distribution of earnings and losses.

The effective tax benefit rate of 38.3% in fiscal 2001 was higher than the U.S. statutory rate primarily due to acquisition related costs.

Results of Operations by Segment

Operating Segments

We manage our operations in four segments including ECG, SMBS, Services and Connectivity Solutions. Other expenses that are not identified with the operating segments such as business restructuring charges and related expenses and costs incurred to maintain vacant real estate facilities are included in corporate.

Fiscal Year Ended September 30, 2003 Compared with Fiscal Year Ended September 30, 2002

	Year Ended September 30,		Change	
	2003	2002	$	%
	(dollars in millions)			
Revenue:				
Enterprise Communications Group	$1,738	$2,080	$(342)	(16.4)%
Small and Medium Business Solutions	225	236	(11)	(4.7)
Services	1,833	2,068	(235)	(11.4)
Connectivity Solutions	542	572	(30)	(5.2)
Total revenue	$4,338	$4,956	$(618)	(12.5)%

	Year Ended September 30, 2003	2002	$ Change
	(dollars in millions)		
Operating Income (Loss):			
Enterprise Communications Group	$ (62)	$(205)	$ 143
Small and Medium Business Solutions	(3)	(24)	21
Services	157	271	(114)
Connectivity Solutions	3	(72)	75
Total segment operating income (loss)	95	(30)	125
Corporate:			
Business restructuring (charges) reversals and related expenses, net	5	(209)	214
Other unallocated amounts	14	(109)	123
Total operating income (loss)	$114	$(348)	$ 462

ECG

ECG's revenue, which represented 40.1% and 42.0% of our total revenue in fiscal 2003 and 2002, respectively, decreased by $342 million, or 16.4%, from fiscal 2002 due primarily to declines of $287 million in our converged systems and communication appliances division and $66 million in applications. During the fourth quarter of fiscal 2003, we realigned the components of our ECG operating segment. As a result, we merged most of our multi-media contact center, which we formerly referred to as customer relationship management, or CRM, and unified communications and formed a new division referred to as applications. We also formed a division referred to as communications appliances, which consists mainly of hardware such as telephone sets and software that resides on alternative endpoints, such as our IP Softphone which provides the functionality of a digital telephone on a personal computer or handheld device. The appliances division now includes portions of the divisions formerly referred to as converged enterprise systems and CRM. To date, our communication appliances have typically been sold as components of a larger sale of a converged system.

The reduction in this segment's revenue was due primarily to the restraint on capital spending by our customers, which resulted in lower sales volumes compounded by increased pricing pressures. Although total revenue declined when comparing fiscal 2003 to fiscal 2002, the quarterly revenue trend in fiscal 2003 steadily improved, with the exception of the third quarter in which revenues dipped to their lowest level for the year. Upon our introduction of next generation enterprise class IP telephony solutions in February 2002, we initially saw cautiousness among our customers to transition to these IP-based telecommunications systems. In fiscal 2003, however, we saw an increased willingness by our customers to invest in IP telephony systems as revenue from our IP portfolio grew as a percentage of our overall revenue. Our IP portfolio is made up of hardware and software and includes mainly gateways, servers, Avaya Communication Manager software and IP phones. Sales of gateways have increased at a faster rate than sales of communications servers which we believe indicates that customers who have already deployed our IP systems are now adding additional sites to their IP networks, and larger customers are beginning larger deployments of our IP offerings across their businesses. This trend is partially attributable to our ability to migrate our customers to IP telephony while preserving their existing telecommunications investments. In fiscal 2003, ECG's sales through the indirect channel increased to 47.9% of total ECG revenue from 46.8% in fiscal 2002.

Despite the decrease in revenue, ECG's operating loss in fiscal 2003 improved by $143 million as compared with fiscal 2002. This improvement was attributable to declines in SG&A and R&D expenses due primarily to savings associated with our business restructuring initiatives related to headcount. Additionally, our continued focus on productivity and effectiveness led to less, but more targeted spending on advertising and marketing. R&D expenses also declined due to the shift away from investing in mature product lines and focusing investments primarily on strategic and higher growth areas of our business. These expense reductions were partially offset by a slight decline in gross margin percentage. This decline was primarily due to increased discounts resulting from pricing pressures and a higher mix of indirect sales, partially offset by efficiencies gained in our manufacturing process through our outsourcing agreement with Celestica.

SMBS

SMBS' revenue represented 5.2% and 4.8% of our total revenue in fiscal 2003 and 2002, respectively. Revenue in this segment declined by $11 million from fiscal 2002, of which a significant portion occurred in the U.S. This reduction was mitigated by the impact of the introduction in the second quarter of fiscal 2002 of IP Office, our IP telephony offering for small and mid-sized enterprises. Revenue from IP Office represented 22% of total SMBS' revenue in fiscal 2003 compared to 10% in fiscal 2002. Sales from our SMBS segment were generated almost entirely through the indirect channel.

SMBS' operating loss in fiscal 2003 improved by $21 million compared with fiscal 2002. This improvement was due primarily to savings associated with the development of a more cost effective support organization within the SMBS segment. Furthermore, gross margin percentage increased due to a favorable product mix, which included an increase in sales of IP Office, and operational efficiencies gained through outsourcing of manufacturing.

Services

Services' revenue, which represented 42.2% and 41.7% of our total revenue in fiscal 2003 and 2002, respectively, decreased by $235 million, of which a large portion occurred within the U.S. This decline was largely due to a decline in maintenance contract renewals caused by the softened economy, customer cost cutting initiatives and the decline in fiscal 2002 product sales. Because maintenance contracts take effect after a one-year warranty period ends, declines in product sales have a direct effect on maintenance contract revenue in the year following the product sales. The decline in Services' revenue also reflects the full effect in fiscal 2003 of the loss of a major services contract in our Europe/Middle East/Africa region in the second quarter of fiscal 2002, and the renegotiation of a maintenance contract with Expanets, in March 2002, which extended the term of the agreement but lowered the monthly revenue. In addition, we saw a decline in our maintenance services billed on a time and materials basis due also to customer cost reduction initiatives and reduced demand for equipment adds, moves and changes. Lower product sales in our ECG segment resulted in fewer installations of communication networks. Outsourcing, which is part of our contract-based revenue, declined primarily due to reduced pricing on renewal contracts, the consolidation of call centers by our customers and fewer active ports. While revenue in our Services segment declined on a year over year basis, revenue on a quarterly basis in fiscal 2003 remained steady and primarily reflects a stabilization of our contract-based revenue. Services revenue generated through our direct channel represented 84.6% of this segment's revenue in fiscal 2003 as compared with 83.1% in fiscal 2002.

Services' operating income in fiscal 2003 decreased by $114 million compared with fiscal 2002 driven primarily by revenue erosion. Despite this revenue decline, gross margin percentage remained unchanged in fiscal 2003 versus fiscal 2002 and reflects our cost reduction initiatives including headcount reductions associated with business restructuring activities and improved utilization of our technician workforce. R&D expenses increased primarily from investments in the enhancement and further development of service diagnostic tools. Additionally, a small increase in SG&A was primarily due to the creation of a dedicated sales organization in the first quarter of fiscal 2003. This increase is net of a reduction in fiscal 2003 in bad debt expense resulting from billing and collection process improvements.

Connectivity Solutions

Connectivity Solutions' revenue, which represented 12.5% and 11.5% of our total revenue in fiscal 2003 and 2002, respectively, decreased by $30 million due to declines of $34 million in sales of ExchangeMAX® cabling for telecommunications services providers and $16 million in sales related to electronic cabinets, a service provider offering, partially offset by an increase of $20 million in sales of SYSTIMAX® structured cabling systems for enterprises. These revenue declines, which occurred predominantly in the U.S., were due to a continued constraint on the capital budgets of telecommunications service providers. Revenue generated from SYSTIMAX represented $434 million, or 80.1%, and $414 million, or 72.4%, of Connectivity Solutions' total revenue in fiscal 2003 and 2002, respectively. The $20 million increase in SYSTIMAX revenue, which reflects a $15 million increase internationally, was a result of our strategy implemented at the beginning of the market recession to redesign our product and reduce standard pricing. While Connectivity Solutions' revenue declined in fiscal 2003 as compared with fiscal 2002, revenue on a quarterly basis steadily increased throughout fiscal 2003. Sales through our indirect channel increased to 85.0% of Connectivity Solutions' revenue in fiscal 2003 from 78.6% in fiscal 2002.

Despite the decline in revenue, Connectivity Solutions' operating income in fiscal 2003 improved by $75 million compared with fiscal 2002 due primarily to an increase in gross margin percentage, which more than doubled year over year. The increase in gross margin percentage was primarily attributable to reduced headcount and lower production costs of SYSTIMAX cabling as a result of efficiencies gained from capital expenditures made during fiscal 2002 that focused on automation of processes. Additionally, cost savings related to purchased materials were generated by negotiating more favorable pricing terms with vendors.

Fiscal Year Ended September 30, 2002 Compared with Fiscal Year Ended September 30, 2001

	Year Ended September 30,		Change	
	2002	2001	$	%
	(dollars in millions)			
Revenue:				
Enterprise Communications Group	$2,080	$2,871	$ (791)	(27.6)%
Small and Medium Business Solutions	236	313	(77)	(24.6)
Services	2,068	2,286	(218)	(9.5)
Connectivity Solutions	572	1,323	(751)	(56.8)
Total Revenue	$4,956	$6,793	$(1,837)	(27.0)%

	Year Ended September 30,		
	2002	2001	$ Change
	(dollars in millions)		
Operating Income (Loss):			
Enterprise Communications Group	$(205)	$ 10	$(215)
Small and Medium Business Solutions	(24)	(13)	(11)
Services	271	168	103
Connectivity Solutions	(72)	257	(329)
Total segment operating income (loss)	(30)	422	(452)
Business restructuring (charges) reversals and related (expenses), net	(209)	(885)	676
Other unallocated amounts	(109)	(101)	(8)
Total operating loss	$(348)	$(564)	$ 216

ECG

ECG's revenue, which represented 42.0% and 42.3% of our total revenue in fiscal 2002 and 2001, respectively, declined by $791 million in fiscal 2002 predominantly due to declines of $551 million in converged systems, $158 million in CRM, and $63 million in unified communications. Although revenue in regions outside of the U.S. declined, the majority of the reduction was seen in the U.S. This was consistent with the industry trend occurring in the U.S. at the time as enterprises restrained capital spending due to economic uncertainty. In addition, enterprises were hesitant to commit to investments in next-generation products as they evaluated technological advances made in the industry and several new IP telephony products introduced by us and certain competitors in fiscal 2002. In particular, in February 2002, we introduced our next generation enterprise class IP telephony solutions. This trend was compounded by the continued decline in demand for our traditional, more mature product lines. Sales through our indirect channel increased to 46.8% of total ECG revenue in fiscal 2002 from 43.0% in fiscal 2001.

ECG's operating loss worsened by $215 million, to $205 million of operating loss in fiscal 2002 from $10 million of operating income in fiscal 2001. This change was primarily attributable to a lower gross margin associated with the decline in revenue in fiscal 2002. Gross margin percentage declined due to an unfavorable geographic sales mix, which was attributable to a decline in sales in the U.S., and an unfavorable channel mix as sales from our indirect channel increased. The declines in revenue and gross margin percentage were partially offset by lower SG&A and R&D expenses. The decreases in SG&A and R&D expenses were primarily due to savings associated with our business restructuring initiatives. Sales and marketing costs within SG&A expenses decreased due to a stronger concentration of sales through the indirect channel.

SMBS

Although revenue in this segment declined by $77 million from fiscal 2001, the reduction was mitigated partially by the impact of the introduction in the second quarter of fiscal 2002 of IP Office, our IP telephony offering for small and mid-sized enterprises. More than half of the revenue decline was seen in the U.S. Sales from the SMBS segment, which were almost entirely indirect, represented 4.8% and 4.6% of our total revenue in fiscal 2002 and 2001, respectively.

SMBS' operating loss worsened by $11 million to $24 million in fiscal 2002 from $13 million in fiscal 2001. This decline was primarily attributable to a lower gross margin percentage due to a reduction in revenue, along with increases in standard material costs. This decline was partially offset by a reduction in SG&A expenses due to cost savings associated with our business restructuring initiatives predominantly associated with headcount reductions.

Services

Services' revenue, which represented 41.7% and 33.6% of our total revenue in fiscal 2002 and 2001, respectively, decreased by $218 million from fiscal 2001 largely as a result of the renegotiation of a maintenance contract with Expanets in March 2002, which extended the term of the agreement but lowered the monthly revenues, and the loss of a major services contract in our Europe/Middle East/Africa region during the second quarter of fiscal 2002. In addition, the economic constraint on discretionary spending resulted in a depressed demand for maintenance billed on a time and materials basis, and cuts in capital expenditures resulted in lower demand for equipment adds, moves and changes. Lower product sales and financial difficulties of certain service providers resulted in fewer installations as well as less training and consulting services delivered to our customers. Sales through our indirect channel decreased to 16.8% of total Services' revenue in fiscal 2002 from 20.1% in fiscal 2001. The $218 million decline in this segment's revenue was seen almost entirely in the U.S.

Services' operating income increased by $103 million, to $271 million in fiscal 2002 from $168 million in fiscal 2001. This increase was primarily attributed to improved gross margin percentage due to efficiencies gained from reducing headcount and employing a variable workforce approach to meet periods of high demand.

Connectivity Solutions

Connectivity Solutions' revenue, which represented 11.5% and 19.5% of our total revenue in fiscal 2002 and 2001, respectively, decreased by $751 million due to declines of $303 million in sales of ExchangeMAX® cabling for service providers, $283 million in sales of SYSTIMAX® structured cabling systems for enterprises, and $165 million in sales related to electronic cabinets. ExchangeMAX sales, which accounted for $87 million of total Connectivity Solutions' revenue in fiscal 2002, dropped significantly due to a decline in sales volumes caused by a lack of capital spending by telecommunications service providers. The main contributors to the decline in SYSTIMAX revenue, which represented $414 million of total Connectivity Solutions' revenue in fiscal 2002, were a constraint on spending by our customers on large infrastructure projects, combined with the implementation of our strategic initiative that began in the first half of fiscal 2002 to lower cable prices. Pricing pressure resulting from excess cable manufacturing capacity was another contributing factor. Revenue from electronic cabinets, a service provider offering, was $71 million in fiscal 2002. In response to a decline in DSL (Digital Subscriber Line) and wireless site installations, which are two main drivers behind sales of electronic cabinets, service providers reduced spending related to electronic cabinets. Sales through our indirect channel increased to 78.6% of total Connectivity Solutions' revenue in fiscal 2002 from 60.9% in fiscal 2001. The majority of the decline in this segment's revenue occurred within the U.S.

Connectivity Solutions' operating loss worsened by $329 million, from $257 million of operating income in fiscal 2001, to $72 million of operating loss in fiscal 2002. This change was driven by a lower gross margin predominantly attributable to the sharp decline in sales volume while factory costs remained relatively fixed. The decline in gross margin was partially offset by lower SG&A and R&D expenses, which were due to savings associated with lower staffing levels as a result of our business restructuring initiatives.

Liquidity and Capital Resources

Our cash and cash equivalents increased to $1,192 million at September 30, 2003 from $597 million at September 30, 2002. The $595 million increase resulted primarily from an increase in net cash provided by financing and operating activities of $421 million and $197 million, respectively, partially offset by $34 million of cash used for investing activities. In fiscal 2002, cash and cash equivalents increased to $597 million as of September 30, 2002 from $250 million at September 30, 2001. The $347 million increase resulted primarily from $255 million and $198 million of net cash provided by financing and operating activities, respectively, partially offset by $109 million of net cash used for investing activities.

Operating Activities

Our net cash provided by operating activities was $197 million in fiscal 2003 compared with $198 million in fiscal 2002. In fiscal 2003, net cash provided by operating activities was comprised of a net loss of $88 million adjusted for non-cash items of $310 million and net cash used for changes in operating assets and liabilities of $25 million. Included in the non-cash items was $418 million of charges that increased our net loss, but did not result in the usage of cash, which consisted mainly of depreciation and amortization, an increase to our deferred tax asset valuation allowance, the loss on the extinguishment of a portion of our LYONs, amortization of restricted stock units, and a charge for our estimated liability related to the Lucent securities litigation. Also included in such non-cash items was $108 million of amounts that generated net income, but did not provide cash from operations including a gain on curtailment of our pension and postretirement plans, an increase in our deferred income taxes, and a reversal of certain business restructuring reserves. Net cash used for operating assets and liabilities was attributed mainly to a $105 million voluntary pension contribution made during the fourth quarter of fiscal 2003, as well as payments made for business restructuring activities and accounts payable. These usages of cash were partially offset by receipts of cash on amounts due from our customers, which included proceeds of $26 million from a third party financial institution for the sale of a term loan due from Expanets and a decrease in our inventory balance.

In the first quarter of fiscal 2003, we changed the way in which we calculate days sales outstanding from the two-point method to the one-point method, which represents the industry standard. The one-point method uses accounts receivable outstanding at the end of a reporting period, whereas the two-point method uses an average of accounts receivable outstanding at the beginning and at the end of a reporting period. Under the one-point method, our days sales outstanding in accounts receivable for the fourth quarter of fiscal 2003 was 57 days versus 69 days for the same period in fiscal 2002. The improvement in our days sales outstanding is attributable primarily to the implementation of process improvements whereby we have simplified our billing process and strengthened our collections of accounts receivable.

In the second quarter of fiscal 2003, we also changed the way in which we calculate days sales of inventory on-hand from the two-point method to the one-point method in order to be consistent with the other metrics we use to assess operational performance. The one-point method uses the inventory balance at the end of a reporting period, whereas the two-point method uses an average inventory amount based on such balances at the beginning and at the end of a reporting period. Under the one-point method, days sales of inventory on-hand for the fourth quarter of fiscal 2003 was 56 days versus 59 days for the same quarter of fiscal 2002.

In fiscal 2002, our net cash provided by operating activities was $198 million compared with net cash used for operating activities of $133 million in fiscal 2001. Net cash provided by operating activities in fiscal 2002 was comprised of a net loss of $666 million adjusted for non-cash items of $878 million, and net cash used for changes in operating assets and liabilities of $14 million. Included in the non-cash items are $999 million of charges that increased our net loss, but did not result in the usage of cash. These charges consisted mainly of the establishment of a deferred tax asset valuation allowance, depreciation and amortization, business restructuring charges, the impairment of certain assets, and a provision for uncollectible receivables. Also included in such non-cash items is a $121 million increase to our deferred income taxes that generated net income, but did not provide cash. Net cash used for operating assets and liabilities was attributed primarily to cash payments made on our accounts payable and other short term liabilities, business restructuring activities, and payroll related liabilities. These usages of cash were mostly offset by receipts of cash on amounts due from our customers and a decrease in our inventory balance, as well as $82 million of installment payments of principal and interest received from Expanets pursuant to a credit line.

Days sales outstanding in accounts receivable for the fourth quarter of fiscal 2002, excluding the effect of the securitization transaction discussed below, was 69 days versus 95 days for the same period in fiscal 2001. The improvement in the level of days sales outstanding is primarily attributable to the implementation of process improvements that resulted in increased collections on past due amounts and lower sales. Days sales of inventory on-hand for the fourth quarter of fiscal 2002 was 59 days versus 68 days for the same period in fiscal 2001. This decrease is primarily due to improved inventory management as a result of outsourcing our contract manufacturing, as well as a decrease in unit costs.

Investing Activities

Our net cash used for investing activities was $34 million in fiscal 2003 compared with $109 million in fiscal 2002. The usage of cash in each year resulted primarily from capital expenditures, which amounted to $60 million and $111 million in fiscal 2003 and 2002, respectively. Capital expenditures in fiscal 2003 related primarily to IT investments. This was partially offset by the receipt of $21 million in proceeds from the sale of property, plant and equipment. Capital expenditures in fiscal 2002 were largely made for the renovation of our corporate headquarters facility, purchase of a corporate aircraft as a result of the termination of an aircraft sale-leaseback agreement, and upgrades to our IT systems, including the purchase of internal use software. In addition, in the third quarter of fiscal 2002, we used $6 million of cash for our acquisition of Conita Technologies, a leading supplier of voice-driven software applications for business. The reduction in capital expenditures in fiscal 2003 as compared to fiscal 2002 was due to a continuing effort to limit spending as a result of declines in our revenue.

Financing Activities

Net cash provided by financing activities was $421 million in fiscal 2003 compared with $255 million in fiscal 2002. Cash flows from financing activities in the current year were mainly attributed to the issuance of common stock and long-term debt. During fiscal 2003, we received cash proceeds from the issuance of common stock amounting to $368 million in connection with (i) the sale of 34.5 million shares for $10.20 per share in a public offering, resulting in gross proceeds of approximately $352 million and (ii) $16 million primarily in connection with the sale of shares under our employee stock purchase plan. In addition, we received gross proceeds of $216 million from the issuance of senior secured notes. The receipt of cash from these debt and equity offerings was partially offset by the payment of $9 million of issuance costs. In addition, we made cash payments of $156 million related to the repurchase of LYONs during fiscal 2003.

In fiscal 2002, net cash provided by financing activities was $255 million compared with $483 million in fiscal 2001. Cash flows from financing activities in fiscal 2002 were mainly attributed to the issuance of long-term debt and common stock. During fiscal 2002, we received gross proceeds of $460 million from the issuance of LYONs, and $435 million from the issuance of senior secured notes. Cash proceeds received from the issuance of common stock amounted to $235 million in connection with (i) the sale of 19.55 million shares for $5.90 per share in a public offering, resulting in gross proceeds of approximately $115 million, (ii) the equity transactions entered into with the Warburg Entities described below, resulting in gross proceeds of $100 million, and (iii) $20 million primarily in connection with the sale of shares under our employee stock purchase plan. The receipt of cash from these debt and equity offerings was partially offset by the payment of $29 million of issuance costs. In addition, we made net payments of $432 million for the retirement of commercial paper, $200 million towards the repayment of borrowings under our five-year credit facility, and $13 million for the repayment of other short-term borrowings. In connection with our election to terminate an accounts receivable securitization in March 2002, $200 million of collections of qualified trade accounts receivable were used to liquidate the financial institution's investment as described below in "Securitization of Accounts Receivable."

Securitization of Accounts Receivable

In June 2001, we entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity, or SPE, which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The receivables purchase agreement was terminated in March 2002 as described below. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, we, through the SPE, had a retained interest in the designated pool of receivables, representing collateral for the sale, to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The fair value of our retained interest, which approximated its carrying amount because of the short-term nature of the receivables, was recorded in other current assets.

In March 2002, we elected to terminate the receivables purchase agreement, which was scheduled to expire in June 2002. As a result of the early termination, purchases of interests in receivables by the financial institution ceased, and collections on receivables that constituted the designated pool of trade accounts receivable were used to repay the financial institution's $200 million investment, which had been entirely liquidated as of September 30, 2002. No portion of the retained interest was used to liquidate the financial institution's investment. Upon liquidation in full in April 2002, we had reclassified the remaining $109 million retained interest to receivables.

Expanets Arrangements

Following the sale by Lucent in March 2000 of the primary distribution function for our voice communications systems for small and mid-sized enterprises to Expanets, we agreed in May 2001 to provide a $125 million short-term secured line of credit to Expanets. The line of credit applied to certain unpaid amounts and outstanding receivables due to us by Expanets and was secured by a first priority lien on Expanets' receivables and inventory. In March 2002, we entered into an amended Dealer Credit Agreement with Expanets and its parent company, NorthWestern, to provide for installment payments under the line of credit with the final balance due to us on December 31, 2002.

We had been engaged in discussions with Expanets regarding certain operating issues and customer data and billing management services related to the March 2000 sale to Expanets. Although these issues were unrelated to Expanets' and NorthWestern's obligations under the Dealer Credit Agreement, we agreed in December 2002, because of the importance of our relationship with Expanets and the customer base served by Expanets, to extend the term of the final installment payment of $27 million to February 2003.

In March 2003, we entered into a restructured agreement with Expanets and NorthWestern to resolve matters related to the March 2000 sale to Expanets and to set payment terms for the remaining amounts due to us under the line of credit. In exchange for the companies providing mutual general releases of liability concerning the outstanding operational issues, the parties agreed to, among other things, the following:

- We canceled the notes receivable and surrendered the preferred equity interests delivered to us by Expanets in March 2000 in partial payment of the purchase price for the sale of the distribution function to Expanets. We did not record a charge in our Consolidated Statement of Operations during the second quarter of fiscal 2003 related to this transaction because no value was ascribed to these securities in our financial statements. We had written off the value of these securities at the time of the sale primarily because the notes were by their terms subordinated to Expanets' senior debt, collection of the notes was unlikely, and the preferred equity was junior to Expanets' senior debt and the notes receivable, as well as Expanets' other series of preferred equity.

- We converted the $27 million owed to us by Expanets under the line of credit, initially due in December 2002, to a term loan, which was to be repaid in three equal installments of $9 million on January 1, April 1, and July 1, 2004.

In the fourth quarter of fiscal 2003, we sold the $27 million term loan due from Expanets to a third party financial institution for $26 million.

Debt Ratings

Our ability to obtain external financing and the related cost of borrowing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. During the first quarter of fiscal 2003, our long-term debt ratings were downgraded. Debt ratings and outlooks as of September 30, 2003 and 2002 are as follows:

	As of September 30,			
	2003		2002	
	Debt Ratings	Outlook	Debt Ratings	Outlook
Moody's:				
Long-term senior unsecured debt	B3	Negative	Ba3	Negative
Senior secured notes	B2	Stable	Ba2	Negative
Corporate credit	B3	Stable	No Rating	
Standard & Poor's:				
Long-term senior unsecured debt	B	Stable	B	Negative
Senior secured notes	B+	Stable	B+	Negative
Corporate credit	B+	Stable	BB-	Negative

Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. A further reduction in our current long-term debt rating by Moody's or Standard & Poor's could affect our ability to access the long-term debt markets, significantly increase our cost of external financing, and result in additional restrictions on the way we operate and finance our business.

A security rating by the major credit rating agencies is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Each rating should be evaluated independently of any other rating.

Credit Facility

In April 2003, we and the lenders under our five-year revolving credit agreement amended the credit facility to reduce the size of the facility to $250 million and amend certain covenants included in the credit facility. As of September 30, 2003 and 2002, there were no amounts outstanding under the credit facility, which expires in September 2005.

The credit facility contains covenants, including a requirement that we maintain certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for certain exclusions as summarized below, or Adjusted EBITDA, and a minimum ratio of adjusted EBITDA to interest expense. The covenants permit us to exclude up to a certain amount of business restructuring charges and related expenses, including asset impairment charges, from the calculation of adjusted EBITDA. The definition of adjusted EBITDA in the credit facility also excludes certain other non-cash charges.

For the four quarter period ending September 30, 2003, we were required to maintain a minimum adjusted EBITDA of $220 million and a ratio of adjusted EBITDA to interest expense of 2.70 to 1. We were in compliance with all required covenants as of September 30, 2003.

The amended credit facility requires us to maintain a ratio of consolidated adjusted EBITDA to interest expense of:

- 2.90 to 1 for the four quarter period ending December 31, 2003;
- 3.20 to 1 for the four quarter period ending March 31, 2004;

- 3.50 to 1 for the four quarter period ending June 30, 2004; and
- 4.00 to 1 for each four quarter period thereafter.

Upon the sale of our Connectivity Solutions segment, for purposes of these calculations, the ratios above will be reduced (i) by 0.20 for the fiscal quarter in which our Connectivity Solutions segment is sold, (ii) by 0.40 for the fiscal quarter following the fiscal quarter referred to in (i) above, (iii) by 0.60 for the fiscal quarter following the fiscal quarter referred to in (ii) above, and (iv) by 0.80 for each fiscal quarter thereafter.

We are required to maintain consolidated adjusted EBITDA of:

- \$230 million for the four quarter period ending December 31, 2003;
- \$270 million for the four quarter period ending March 31, 2004;
- \$300 million for the four quarter period ending June 30, 2004;
- \$330 million for the four quarter period ending September 30, 2004; and
- \$350 million for each four quarter period thereafter.

Upon the sale of our Connectivity Solutions segment, for purposes of these calculations, the minimum adjusted EBITDA amounts will be reduced (i) by \$15 million for the fiscal quarter in which our Connectivity Solutions segment is sold, (ii) by \$30 million for the fiscal quarter following the fiscal quarter referred to in (i) above, (iii) by \$45 million for the fiscal quarter following the fiscal quarter referred to in (ii) above, and (iv) by \$60 million for each fiscal quarter thereafter.

Prior to the amendment, our credit facility prohibited us from using more than \$100 million in cash to redeem or repurchase the LYONs, prior to the October 31, 2004 put date described under "Conversion of LYONs." However, under the amended credit facility, this limitation may be increased, up to a maximum of \$400 million, by an amount equal to 100% of the net cash proceeds of equity and debt issuances in the capital markets and 50% of the net cash proceeds from the sale of our Connectivity Solutions segment and our corporate aircraft. The \$216 million issuance of senior secured notes in May 2003 and the \$349 million of net proceeds resulting from the equity offering in September 2003 increased the amount of cash we may use to repurchase LYONs to the \$400 million maximum amount allowable under the credit facility. As of September 30, 2003, we had used approximately \$156 million in cash to repurchase LYONs and, as a result of the amendments to the credit facility, the May 2003 public offering of senior secured notes and the September 2003 equity offering, we have the ability under the amended credit facility to use an additional \$244 million in cash to repurchase LYONs.

In connection with the October 31, 2004 put obligation described under "Conversion of LYONs," the amended credit facility also requires us to maintain, as of each day in the period commencing September 30, 2004 until the later of (a) the date that the put obligation under the LYONs is satisfied and (b) the date upon which we deliver to the lenders under the amended credit facility a certificate certifying our compliance with the covenants included in the amended credit facility for the fiscal quarter ended September 30, 2004, liquidity of not less than \$300 million on a pro forma basis as if the put obligation under the LYONs had been satisfied as of such day. For purposes of this calculation, liquidity is defined as the sum of the unused commitments under our amended credit facility plus domestic cash, to the extent free and clear of any liens other than liens under the collateral arrangements securing our obligations to the lenders under the amended credit facility, less our obligations under our senior secured notes and the put obligation related to the LYONs had it been satisfied as of such day. To the extent we can satisfy this liquidity test, we may use cash to satisfy any put obligation with respect to the LYONs.

The credit facility was also amended to permit us to issue up to \$200 million in debt provided such debt is junior to the amended credit facility and matures not less than 90 days after the amended credit facility matures in September 2005. Pursuant to this provision of the amended credit facility, in May 2003, we issued \$200 million aggregate principal amount of senior secured notes as described below. In addition, the credit facility was amended to reduce our ability to incur other secured and unsecured debt, make investments, and to prohibit us from prepaying long-term debt other than the LYONs.

In October 2003, the credit facility was amended to increase the amount allowed for external investments from $50 million, by an additional $100 million, if the increased amount is to be used for the purchase of the stock or substantially all of the assets and certain liabilities of Expanets prior to December 31, 2003.

LYONs Convertible Debt

In the first quarter of fiscal 2002, we sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $944 million of LYONs. The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of our outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require us to purchase all or a portion of their LYONs.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. We do not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by us at the option of the holder, or redemption by us. The LYONs are unsecured obligations that rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness.

Interest expense related to the amortization of the discount on the LYONs amounted to $14 million and $16 million for fiscal 2003 and 2002, respectively. In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to $4 million in each of the fiscal years ended September 30, 2003 and 2002.

LYONs Exchange Offer

In December 2002, we, together with Warburg Pincus Equity Partners L.P. and affiliated investment funds, or the Warburg Entities, commenced an exchange offer to purchase up to approximately $661 million aggregate principal amount at maturity, or 70%, of our outstanding LYONs. Under the terms of the exchange offer, holders of LYONs could elect to receive, for each $1,000 aggregate principal amount at maturity of LYONs exchanged, either (i) $389.61 in cash, which we refer to as cash consideration or (ii) a combination of $208.40 in cash plus 77 shares of our common stock, which we refer to as mixed consideration.

Avaya and the Warburg Entities entered into a Backstop Agreement, as amended, which contains the terms relating to the Warburg Entities' participation in the exchange offer. Under the terms of the backstop agreement, we granted the Warburg Entities series C warrants described below, and reduced the exercise price of 5,581,101 of the 6,724,665 series A warrants held by the Warburg Entities to $0.01 per share. In January 2003, following the completion of the exchange offer, the Warburg Entities exercised the 5,581,101 series A warrants for aggregate cash consideration of $55,811 and converted the LYONs they acquired in the exchange offer into shares of our common stock, as described below.

In January 2003, the exchange offer expired and an aggregate principal amount at maturity of LYONs of $84,426,000, representing approximately 8.9% of the outstanding LYONs, or approximately $43 million in accreted value, was tendered. Of these LYONs, $84,416,000 aggregate principal amount at maturity were tendered for the mixed consideration and $10,000 aggregate principal amount at maturity were tendered for the cash consideration. In exchange for the LYONs accepted in the exchange offer, the Warburg Entities paid an aggregate amount of approximately $18 million in cash and we delivered 6,500,032 shares of our common stock. We delivered an additional 1,588,548 shares of our common stock to the Warburg Entities upon conversion of LYONs acquired by them in the exchange offer.

In the second quarter of fiscal 2003, we recognized in the Consolidated Statement of Operations a pre-tax charge of $36 million for the loss on long-term debt extinguishment related to the exchange offer, which was included in other income (expense), net. This charge reflects a $26 million loss related to the retirement of LYONs and $10 million of expenses related to (i) series C warrants issued to the Warburg Entities; (ii) common stock issued to the Warburg Entities; (iii) transaction costs; and (iv) the unamortized deferred financing costs from the original issuance of LYONs that were retired.

In the first quarter of fiscal 2003, we recorded a deferred income tax valuation allowance through a non-cash income tax charge of $83 million in the Consolidated Statement of Operations. This amount increased the deferred tax asset valuation allowance to reflect the difference between the actual and expected tax gain associated with the LYONs exchange offer.

Warrants to Purchase Common Stock

In consideration of their agreement to participate in the LYONs exchange offer, in December 2002, we granted the Warburg Entities series C warrants that have a four-year term and are exercisable for an aggregate of 7,355,824 shares of our common stock at an exercise price of $3.50 per share. The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital. During the second quarter of fiscal 2003, upon completion of the exchange offer, we recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net which is a component of other income (expense), net.

As of September 30, 2003, the Warburg Entities hold warrants to purchase the following additional shares of our common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series A	1,143,564	$34.73	October 2, 2004
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$ 3.50	December 23, 2006
Total	13,879,120		

Repurchases of LYONs

During fiscal 2003, we repurchased $310 million aggregate principal amount at maturity of LYONs, or $160 million in accreted value, in a series of open market transactions. We used a total of approximately $156 million in cash to repurchase these LYONs. We recognized a pre-tax gain of approximately $2 million, net of the write-off of deferred financing costs related to the LYONs repurchased.

Conversion of LYONs

As of September 30, 2003, the 549,022 of outstanding LYONs are convertible into 20,557,415 shares of our common stock at any time on or before the maturity date. The conversion rate of 37.4437 will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

We will adjust the conversion rate for:

- dividends or distributions on our common stock payable in our common stock or other capital stock of Avaya;
- subdivisions, combinations or certain reclassifications or our common stock;
- distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the current sale price; and
- distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, our subsidiary or other business unit) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of the dividend or other distribution).

We and the trustee under the indenture governing the LYONs may modify or amend the LYONs or the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affects the rights of a holder to convert a LYON.

We may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. We may, at our option, elect to pay the purchase price in cash or shares of our common stock, or any combination thereof. If we were to purchase all of the 549,022 LYONs outstanding as of September 30, 2003 at the option of the holders, the aggregate purchase price would be approximately $298 million on October 31, 2004, $320 million on October 31, 2006, and $383 million on October 31, 2011. If we elected to pay the purchase price in shares of our common stock, the number of shares would be equal to the purchase price divided by the average of the market prices of our common stock for the five trading day period ending on the third business day prior to the applicable purchase date.

The indenture governing the LYONs includes certain covenants, including a limitation on our ability to grant liens on significant domestic real estate properties or the stock of our subsidiaries holding such properties.

Senior Secured Notes

In March 2002, we issued through an underwritten public offering $440 million aggregate principal amount of 11⅛% Senior Secured Notes due April 2009, or senior secured notes, and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the senior secured notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the senior secured notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year credit facility and for general corporate purposes.

We may redeem the senior secured notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%.

The senior secured notes are secured by a second priority security interest in the collateral securing our obligations under the five-year credit facility. In the event that (i) our corporate credit is rated at least BBB by Standard & Poor's and our long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (ii) subject to certain conditions, at least $400 million of unsecured indebtedness is outstanding or available under the credit facilities or a bona fide successor credit facility, the security interest in the collateral securing the senior secured notes will terminate. The indenture governing the senior secured notes includes negative covenants that limit our ability to incur secured debt and enter into sale/leaseback transactions. In addition, the indenture also includes conditional covenants that limit our ability to incur debt, enter into affiliate transactions, or make restricted payments or investments and advances. These conditional covenants will apply to us until such time that the senior secured notes are rated at least BBB- by Standard & Poor's and Baa3 by Moody's, in each case without a negative outlook or its equivalent.

In May 2003, we sold an additional $200 million aggregate principal amount of 11⅛% Senior Secured Notes due April 2009, at a price of 108% of par, resulting in net proceeds of approximately $212 million, which included approximately $2 million in accrued interest and a $16 million premium, partially offset by $6 million of issuance costs. The issuance costs, which were recorded as deferred financing costs, and premium are being amortized to interest expense over the term of the notes. These notes constitute a further issuance of, and form a single series with, the 11⅛% senior secured notes due April 2009 that we issued in March 2002.

We recorded interest expense related to the senior secured notes of $58 million and $25 million for the fiscal years ended September 30, 2003 and 2002, respectively. In addition, we recorded interest expense related to the amortization of discount, premium and deferred financing costs on the senior secured notes of $2 million and $1 million for the fiscal years ended September 30, 2003 and 2002, respectively.

Fair Value of Financial Instruments

The estimated aggregate fair market value of the senior secured notes increased from September 30, 2002 by $463 million to $742 million as of September 30, 2003, which reflects an increase in the fair market value of the initial senior secured note offering and the fair market value of the add-on public offering which was $232 million. With regard to the LYONs, the estimated aggregate fair value as of September 30, 2003 increased from September 30, 2002 by $112 million to $305 million, which reflects an increase in the fair market value per LYON, partially offset by a reduction in the aggregate fair market value of LYONs extinguished in connection with the exchange offer and repurchases during fiscal 2003. The fair market values are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. The following table summarizes the number of outstanding LYONs and senior secured notes, their aggregate accreted value and their related fair market values as of September 30, 2003 and 2002:

	As of September 30, 2003			As of September 30, 2002		
	Number of Notes Outstanding	Accreted Value	Fair Value	Number of Notes Outstanding	Accreted Value	Fair Value
	(dollars in millions)					
LYONs	549,022	$287	$305	943,632	$476	$193
11⅛% Senior Secured Notes	640,000	$650	$742	440,000	$435	$279

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2003 and 2002, the estimated fair values of our foreign currency forward contracts and options were $11 million and $10 million, respectively, and were included in other current assets. The estimated fair values of these forward contracts and options were based on market quotes obtained through independent pricing sources.

Grants of Stock Option and Restricted Stock Units

During the period from October 1, 2003 through December 1, 2003, we granted to eligible employees approximately 8 million stock options at a weighted average exercise price of $13.24 and approximately 401 thousand restricted stock units at a weighted average market value of $13.28.

Public Offerings of Common Stock

In September 2003, we sold 34.5 million shares of common stock for $10.20 per share in a public offering. We received proceeds of approximately $349 million, which was net of approximately $3 million of underwriting discounts and commissions reflected as a reduction to additional paid-in capital.

In March 2002, we sold 19.55 million shares of common stock for $5.90 per share in a public offering. We received proceeds of approximately $112 million, which was net of approximately $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

Warburg Transactions

In October 2000, we sold to the Warburg Entities four million shares of our Series B convertible participating preferred stock and series A and series B warrants to purchase our common stock for an aggregate purchase price of $400 million. The Series B preferred stock had an aggregate initial liquidation value of $400 million and accreted at an annual rate of 6.5%, compounded quarterly. The $400 million of proceeds were initially allocated between the Series B preferred stock and warrants based upon the relative fair market value of each security. The fair value allocated to the Series B preferred stock of $368 million was recorded in the mezzanine section of the Consolidated Balance Sheet and the fair value allocated to the warrants of $32 million was included in additional paid-in capital.

In March 2002, we completed a series of transactions pursuant to which the Warburg Entities acquired 53 million shares of our common stock by (i) converting all four million shares of the Series B preferred stock into 38,329,365 shares of our common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) exercising 286,682 warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchasing 14,383,953 shares of our common stock for $6.26 per share, which was the reported closing price of our common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, we incurred approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital. Following these transactions, there were no shares of Series B preferred stock outstanding.

The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million, which primarily represented the impact of reducing the preferred stock conversion price from $26.71 per share to $11.31 per share. We also recorded as a reduction to accumulated deficit a total of $12 million and $27 million of accretion for the period from October 1, 2001 through the date of conversion and for fiscal 2001, respectively.

Future Cash Needs

Our primary future cash needs will be to fund working capital, capital expenditures, debt service, employee benefit obligations, strategic acquisitions, and our business restructuring liabilities. We foresee an increase in cash usage for capital expenditures in fiscal 2004 as compared with fiscal 2003. We expect to make cash payments of approximately $100 million for capital expenditures in fiscal 2004, of which more than half will be related to IT investments. In fiscal 2004, we will make two semi-annual interest payments on our fixed interest rate senior secured notes each amounting to approximately $36 million. Since we have made a $105 million voluntary contribution to our pension plan in the fourth quarter of fiscal 2003, we will not be required to make any contributions in fiscal 2004. We made payments in the first quarter of fiscal 2004 of $55 million in cash for the acquisition of substantially all of the assets and the assumption of certain liabilities of Expanets. In addition, we paid approximately $39 million to creditors of Expanets to satisfy certain debt obligations of Expanets and deposited approximately $13.5 million into an escrow account to satisfy certain liabilities of Expanets. The purchase price is subject to adjustment within 90 days after the closing. We also expect to make cash payments related to our business restructuring initiatives of approximately $29 million in fiscal 2004. These restructuring related payments are expected to be composed of $4 million for employee separation costs and $25 million for lease obligations.

In conjunction with our agreement in October 2003 to sell certain assets and liabilities of our Connectivity Solutions segment to CommScope, we expect to receive a purchase price of $263 million, subject to adjustment, consisting of approximately $210 million of cash, a note in the amount of $18 million that is convertible into CommScope common stock one year after the closing, and CommScope common stock having a market value, at the time of the agreement, of $35 million.

We believe that our existing cash and cash flows from operations will be sufficient to meet our future cash needs. If we do not generate sufficient cash from operations, we may need to incur additional debt or issue equity. In order to meet our cash needs, we may from time to time, borrow under our credit facility or issue other long- or short-term debt or equity securities, if the market permits. In May 2003, we completed the sale of $200 million aggregate principal amount of senior secured notes. We intend to use the net proceeds of this offering for general corporate purposes, which may include the repurchase of LYONs in the open market or otherwise. In September 2003, we received net proceeds of $349 million relating to the sale of common stock. We used $105 million of these net proceeds to fund a voluntary contribution to our pension plan and the remainder of the net proceeds will be used for general corporate purposes. We cannot assure you that any other financings will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures, debt service, employee benefit obligations, strategic acquisitions, and our business restructuring liabilities will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our credit facility and the indentures governing the LYONs and the senior secured notes impose, and any future indebtedness may impose, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. Discussion regarding the restrictions and covenants for the credit facility, LYONs and senior secured notes can be found in the respective sections above.

We may from time to time seek to retire additional amounts of our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Irrevocable Letters of Credit and Other Arrangements

We have entered into several uncommitted credit facilities totaling $53 million and other arrangements similar to irrevocable letters of credit that vary in term totaling $10 million, of which an aggregate of $29 million in irrevocable letters of credit and other arrangements were outstanding as of September 30, 2003. Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions.

Surety Bonds

We acquire various types of surety bonds, such as license, permit, bid and performance bonds, which are irrevocable undertakings by us to make payment in the event we fail to perform our obligations. These bonds vary in duration although most are issued and outstanding from one to three years. As of September 30, 2003, the maximum potential payment under these surety bonds is approximately $7 million. Historically, no surety bonds have been drawn upon and there is no future expectation that these surety bonds will be drawn upon.

Purchase Commitments and Termination Fees

We have commitment contracts with certain suppliers in which we are obligated to purchase a specified amount of inventory based on our forecasts, or pay a charge in the event we do not meet our designated purchase commitments. Additionally, certain agreements call for an early termination fee, obligating us to make a payment to the supplier. As of September 30, 2003, the maximum potential payment under these commitments was approximately $82 million, of which we recorded a liability in the amount of $8 million. We classified this liability as $3 million in other current liabilities and $5 million in other liabilities.

Product Financing Arrangements

We sell products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

For our U.S. product financing arrangement with resellers, in the event the lending institution repossesses the reseller's inventory of our products, we are obligated under certain circumstances to repurchase such inventory from the lending institution. Our obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by us to the reseller. The repurchase amount is equal to the price originally paid to us by the lending institution for the inventory. During the third quarter of fiscal 2003, one of the resellers that previously participated in this type of arrangement established a direct line of credit with us. The remaining reseller has financed inventory purchases under this agreement of approximately $35 million as of September 30, 2003. There have not been any repurchases made by us since we entered into this agreement in March 2001. We have estimated the fair value of this guarantee as of September 30, 2003 and have adequately provided for this guarantee in our financial statements at September 30, 2003. The fair value of the guarantee is not significant. There can be no assurance that we will not be obligated to repurchase inventory under this arrangement in the future.

For our product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligation to the lending institution, we are obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to us from the lending institution was approximately $8 million as of September 30, 2003. We review and set the maximum credit limit for each reseller participating in this financing arrangement. There have not been any guarantee repayments by us since we entered in this arrangement in October 2000. We have estimated the fair value of this guarantee as of September 30, 2003 and have adequately provided for this guarantee in our financial statements at September 30, 2003. The fair value of the guarantee is not significant. There can be no assurance that we will not be obligated to repurchase inventory under this arrangement in the future.

Credit Facility Indemnification

In connection with our obligations under the amended credit facility described above, we have agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that we will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

In connection with our spin-off from Lucent in September 2000, we and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to us substantially all of the assets, liabilities and operations associated with our enterprise networking businesses, or our businesses. The Contribution and Distribution Agreement, among other things, provides that, in general, we will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to our businesses and all contingent liabilities primarily relating to our businesses or otherwise assigned to us. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and us in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. In the second quarter of fiscal 2003, we recorded a charge of $25 million representing our estimate of the amount of our liability associated with the settlement by Lucent of the securities litigation described below. We recently reached agreement with Lucent to pay $24 million in shares of our common stock in full satisfaction of our obligations under the settlement. The terms of the settlement will be subject to a fairness hearing scheduled for December 2003. We are unable to determine the maximum potential amount of other future payments, if any, that we could be required to make under this agreement.

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes.

Purchased In-Process Research and Development

In connection with our acquisitions in fiscal 2001, a portion of the purchase price, $31 million for VPNet and $1 million for Quintus, was allocated to purchased in-process research and development, or IPR&D. As part of the process of analyzing these acquisitions, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on a number of factors including the amount of time it would take to bring the technology to market. We also considered our internal research resource allocation and our progress on comparable technology, if any. We expect to use a similar decision process in the future.

At the date of each acquisition, the IPR&D projects had not yet reached technological feasibility and had no future alternative use. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

The value allocated to purchased IPR&D for the acquisitions was determined using an income approach. This involved estimating the fair value of the IPR&D, using the present value of the estimated after-tax cash flows expected to be generated by the purchased IPR&D, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an IPR&D project. The selection of the discount rate was based on consideration of our weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technological advances that were known at the time, and the stage of completion of each technology. We believe that the estimated IPR&D amounts so determined represent the fair value and do not exceed the amount a third party would have paid for the projects.

Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased IPR&D.

The actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisition, except as noted below.

Set forth below are descriptions of the significant acquired IPR&D projects related to our acquisition of VPNet.

In February 2001, we completed the purchase of VPNet and allocated approximately $31 million to IPR&D projects, using the income approach described above, to the following projects: low-end technologies for $5 million and high-end technologies for $26 million. These projects under development at the valuation date represent next-generation technologies that are expected to address emerging market demands for low- and high-end network data security needs.

At the acquisition date, the low-end technologies under development were approximately 80% complete based on engineering data and technological progress. Revenue attributable to the developmental low-end VPNet technologies was estimated to be $8 million in 2002 and $13 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 60% for the six years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2007 as new product technologies were expected to be introduced.

At the acquisition date, the high-end technologies under development were approximately 60% complete, based on engineering data and technological progress. Revenue attributable to the developmental high-end VPNet technologies was estimated to be $52 million in 2002 and $86 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 50% for the seven years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2008 as new product technologies were expected to be introduced.

VPNet had spent approximately $4 million on these in-process technology projects, and expected to spend approximately $4 million to complete all phases of research and development. The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecasts and the risks associated with the successful development of the projects, a discount rate of 25% was used to value the IPR&D. The discount rate utilized was higher than our weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that were unknown at that time.

During fiscal 2002, the business environment in which the acquired VPNet technologies were to be commercialized changed and the marketplace assumptions originally utilized in the acquisition models were updated accordingly. Consequently, we did not realize all of the original forecasted revenues in fiscal 2002, and we do not expect to realize all of the forecasted revenues in subsequent fiscal years from these acquired technologies. As a result, during fiscal 2002, we wrote off $21 million of net acquired intangible assets related to the purchase of VPNet, which was included in the $71 million goodwill and intangibles impairment charge included in our Consolidated Statement of Operations.

Environmental, Health and Safety Matters

We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately seven of our facilities either voluntarily or pursuant to government directives. None of the sites are reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of financial reserves for these liabilities, we have not assumed that we will recover amounts from any third party, including under any insurance coverage or indemnification arrangement. Although we do not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, we do not believe them to be material.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. We are not aware of, and have not included in reserves any provision for, any unasserted environmental claims.

The reliability and precision of estimates of our environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by us is adequate.

We assess the adequacy of environmental reserves on a quarterly basis. For the fiscal years ended September 30, 2003 and 2002, respectively, no amounts were charged to our Statements of Operations for environmental costs as reserves were deemed to be adequate. Expenditures for environmental matters for the fiscal years ended September 30, 2003 and 2002 were not material to our financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business. Other than as described below, we believe there is no litigation pending against us that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

Year 2000 Actions

Three separate purported class action lawsuits are pending against Lucent, our former parent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include us as a defendant. We may also be named a party to the other actions and, in any event, have assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement, as described in "Transactions with Lucent" above between us and Lucent. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class has been certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which Lucent failed to offer a free Year 2000-compliant solution. The Fourth Circuit Court of Appeals recently denied the defendant's attempt to have the Federal District Court in West Virginia retain jurisdiction in this matter. This matter is now in West Virginia state court. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action has issued an opinion and order granting class certification. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The federal court in the California action has issued an order staying the action pending the outcome of the West Virginia matter. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. At this time, we cannot determine whether the outcome of these actions will have a material adverse effect on our financial position, results of operations or cash flows. These cases have required in the past, and may require in the future, expenditure of significant legal costs related to their defense.

Lucent Securities Litigation

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all of these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

In March 2003, Lucent announced that it had entered into a $420 million settlement of all pending shareholder and related litigation. Certain cases which are the subject of the settlement are shared contingent liabilities under the Contribution and Distribution Agreement and accordingly, we are responsible for 10% of our liabilities attributable to those cases, including 10% of the legal costs associated with the portion of the litigation for which we share liability. In the second quarter of fiscal 2003, we recorded a charge of $25 million representing an estimate of our liability in this matter. We recently reached agreement with Lucent to pay $24 million in shares of our common stock in full satisfaction of our obligations under the settlement. The terms of the settlement will be subject to a fairness hearing scheduled for December 2003.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation, or CDC, a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from our businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and us, it is owed commissions on sales by us to the Ministry of Russian Railways on a continuing basis. We believe that the agreements relating to their claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. The parties are in the process of selecting arbitrators.

Lucent Consumer Products Class Actions

In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, the parties agreed to a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from Class members were required to be filed on or about January 15, 2003.

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and us and, as a result, we are responsible for 10% of any such liability in excess of $50 million. We recently agreed with Lucent to pay $6 million in satisfaction of our liability in this matter, although Lucent has notified us that we may be responsible for some additional costs that may be incurred in connection with the conclusion of the claims administration. Based on our discussions with Lucent, we do not expect those additional costs to be material.

Patent Infringement Claim

AudioFAX IP, LLC has filed an action against us in the U.S. District Court for the Northern District of Georgia, alleging that we have infringed five of its patents relating to facsimile products in violation of federal patent laws. This matter is in the early stages of litigation and we cannot determine whether the outcome of this action will have a material adverse effect on our financial position, results of operations or cash flows.

Financial Instruments

We conduct our business on a multi-national basis in a wide variety of foreign currencies. We are, therefore, subject to the risk associated with foreign currency exchange rates and interest rates that could affect our results of operations, financial position or cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, we utilize foreign currency forward contracts, and to a lesser extent, foreign currency options to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies, and periodically to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, we use interest rate swap agreements to manage our proportion of fixed and floating rate debt and to reduce interest expense. Derivative financial instruments are used as risk management tools and not for speculative or trading purposes.

We engage in foreign currency hedging activities to reduce our risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. We believe that we have achieved risk reduction and hedge effectiveness because the gains and losses on our derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Changes in the fair value of our foreign currency forward and option contracts used to offset these exposed items are also recognized in earnings as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2003 and 2002, the changes in the fair value of the foreign currency forward and option contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in foreign currency exchange rates. As of September 30, 2003 and 2002, a 10% appreciation in foreign currency exchange rates from the prevailing market rates would have increased our related net unrealized gain for fiscal 2003 and 2002 by $19 million and $6 million, respectively. Conversely, a 10% depreciation in these currencies from the prevailing market rates would have decreased our related net gain for fiscal 2003 and 2002 by $19 million and $6 million, respectively. Consistent with the nature of the economic hedge of such foreign currency forward contracts, such unrealized gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying asset, liability or transaction being hedged.

Forecasted Transactions—From time to time, we use foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. For the fiscal year ended September 30, 2003, these gains and losses were not material to our results of operations. We did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. As permitted under SFAS 133, we have elected not to designate our forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract that is different from the loss or gain recognized from the underlying forecasted transaction. However, we have procedures to manage the risks associated with our derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

By their nature, all derivative instruments involve, to varying degrees, elements of market risk and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being economically hedged. The counterparties to the agreements relating to our foreign exchange instruments consist of a diversified group of major financial institutions. We do not believe that there is significant risk of loss in the event of non-performance of the counterparties because we control our exposure to credit risk through credit approvals and limits, and continual monitoring of the credit ratings of such counterparties. In addition, we limit the financial exposure and the amount of agreements entered into with any one financial institution.

Interest Rate Swap Agreements

In April 2002, we entered into two interest rate swap agreements with a total notional amount of $200 million that were to mature in April 2009 and were executed in order to: (i) convert a portion of the senior secured notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

In December 2002, we cancelled both interest rate swap agreements. The cancellation resulted in a reduction to other assets for the removal of the fair market value of the interest rate swaps and cash proceeds of $19 million representing a deferred gain, which is being recognized as a reduction to interest expense over the remaining term to maturity of the senior secured notes. We recognized $3 million in fiscal 2003, as a reduction to interest expense related to this deferred gain. The unamortized balance of the deferred gain is included in long-term debt on the Consolidated Balance Sheet and amounted to $16 million as of September 30, 2003.

Under these agreements, we received a fixed interest rate of 11⅛% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread, which was equal to a weighted average interest rate of 6.8% as of September 30, 2002. The amounts paid and received were calculated based on the total notional amount of $200 million. Since the relevant terms of the swap agreements matched the corresponding terms of the senior secured notes, there was no hedge ineffectiveness. Accordingly, as required by SFAS 133, gains and losses on the swap agreements fully offset the losses and gains on the hedged portion of the senior secured notes, which were marked to market at each reporting date. As of September 30, 2002, we recorded the fair market value of the swaps of $22 million as other assets along with a corresponding increase to the hedged debt with equal and offsetting unrealized gains and losses included in other income (expense), net.

Interest payments were recognized through interest expense and were to be made and received on the first day of each April and October, commencing on October 1, 2002 and ending on the maturity date. On the last day of each semi-annual interest payment period, the interest payment for the previous six months was to be made based upon the six-month LIBOR rate (in arrears) on that day, plus the applicable spread, as shown in the table below. Since the interest rate was not known until the end of each semi-annual interest period, estimates were used during such period based upon published forward-looking LIBOR rates. Any differences between the estimated interest expense and the actual interest payment were recorded to interest expense at the end of each semi-annual interest period. These interest rate swaps resulted in a reduction to actual interest expense in fiscal 2002 of $4 million.

The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount	Receive Fixed Interest Rate	Pay Variable Interest Rate
	(dollars in millions)		
April 2009	$150	11⅛%	Six month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11⅛%	Six month LIBOR (in arrears) plus 5.098% spread
Total	$200		

Each counterparty to the swap agreements was a lender under our five-year credit facility. Our obligations under these swap agreements was secured on the same basis as our obligations under the five-year credit facility.

During the period from October 1, 2003 through December 11, 2003, we entered into three interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements have the same terms as the interest rate swap agreements entered into in April 2002, with the exception of the agreed upon spread of 6.55%, 6.8575% and 6.94%, respectively, that is added to the six month LIBOR (in arrears) used to calculate the variable interest rate that we will pay.

Recent Accounting Pronouncement

FASB Interpretation No. 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51," or FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by us beginning in the second quarter of fiscal 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 become effective for us in the first quarter of fiscal 2004. The adoption of FIN 46 did not have a material effect on our consolidated results of operations, financial position or cash flows.

The Application of Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Revenue Recognition

We derive revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

Our products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of our systems and applications typically includes installation and a warranty of up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When we provide a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," or EITF 00-21, which is effective for us for transactions entered into after July 1, 2003. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on our consolidated results of operations, financial position or cash flows. Our indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. We accrue a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required.

We also derive revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) outsourcing services for messaging and other parts of communication systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for outsourcing services typically have terms that range from one to seven years. Revenue from services performed under outsourcing services arrangements, professional services and services performed under maintenance contracts is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Most of our sales require judgments principally in the areas of customer acceptance, returns assessments and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals requires significant judgment. We provide for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, our revenue could be adversely affected.

Collectibility of Accounts Receivable

In order to record our accounts receivable at their net realizable value, we must assess their collectibility. A considerable amount of judgment is required in order to make this assessment including an analysis of historical bad debts and other adjustments, a review of the aging of our receivables and the current creditworthiness of our customers. We have recorded allowances for receivables which we feel are uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices, customer satisfaction claims and pricing discrepancies. However, depending on how such potential issues are resolved, or if the financial condition of any of our customers was to deteriorate and their ability to make required payments became impaired, increases in these allowances may be required. We actively manage our accounts receivable to minimize credit risk and as of September 30, 2003, we have no individual customer that constitutes more than 10% of our accounts receivable.

Inventories

In order to record our inventory at its lower of cost or market, we regularly assess the ultimate realizability of our inventory. We adjust our inventory balance based on historical usage, inventory turnover and product life cycles through the recording of a provision which we include in cost of sales. In certain circumstances such as the introduction of a new product, we may make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we adjust our inventory balance accordingly. In addition, we have outsourced the manufacturing of substantially all of our ECG and SMBS products. We are not obligated to purchase products from our outsourced manufacturer in any specific quantity, except as we outline in forecasts or orders for products required to be manufactured by the outsourced manufacturer. We may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast, in which case we may need to record additional inventory provisions in the future.

Deferred Tax Assets

As of September 30, 2003, we had $439 million in net deferred tax assets resulting from tax credit carryforwards, net operating losses and other deductible temporary differences, which are available to reduce taxable income in future periods. We recorded an increase of $202 million to our net deferred tax assets valuation allowance during fiscal 2003. The increase in the valuation allowance is comprised of an $83 million provision for income taxes to reflect the difference between the actual and expected tax gain associated with the LYONs exchange offer, a $93 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and a $3 million adjustment related to the exercise of stock options which served to decrease taxable income for the year. In addition, the valuation allowance balance increased by $32 million related to the reversal of certain deferred tax liabilities related to pre-spin federal income tax audits. The increase in the valuation allowance was partially offset by a $9 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which place primary importance on a company's cumulative operating results for the current and preceding years.

We intend to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Although realization is not assured, we have concluded that the remaining net deferred tax assets as of September 30, 2003 will be realized based on the scheduling of deferred tax liabilities and on certain distinct tax planning strategies that we intend to implement in a timely manner, if necessary, which will allow us to recognize the future tax attributes. The amount of net deferred tax assets determined to be realizable was measured by calculating the tax effect of the planning strategies, which include the potential sale of assets and liabilities. The amount of the deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or in future income. If we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets valuation allowance would be charged to income in the period such determination was made.

Long-Lived Assets

We have recorded property, plant and equipment, intangible assets, and capitalized software costs at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit, which is one level below our operating segments, with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We conducted the required annual goodwill impairment review during the fourth quarter of fiscal 2003. Due to upward movement in our stock value we experienced an increase in our market capitalization that positively impacted the fair value of our reporting units as determined in accordance with the provisions of SFAS 142. Updated valuations were completed for all reporting units with goodwill as of September 30, 2003 using a discounted cash flow approach based on forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result, no goodwill impairment charge was recorded in fiscal 2003. A considerable amount of judgment is required in calculating this impairment charge, principally in determining discount rates, market premiums, financial forecasts, and allocation methodology.

Business Restructuring Charges

During each of fiscal 2002 and 2001, we recorded $201 million and $674 million, respectively, of charges and established related business restructuring reserves related to the outsourcing of certain manufacturing facilities, the acceleration of our restructuring plan originally adopted in September 2000, and our efforts to improve our business performance in response to the continued industry-wide slowdown. These reserves include estimates related to employee separation costs, lease termination obligations and other exit costs. In fiscal years 2003, 2002 and 2001, we reversed $21 million, $20 million and $35 million, respectively, of business restructuring reserves primarily related to fewer involuntary employee separations than originally anticipated.

Estimates used to establish reserves related to real estate lease obligations have been reduced for sublease income that we believe is probable. Because certain of our real estate lease obligations extend for many years past fiscal 2003, assumptions were made as to the timing, availability and amount of sublease income that we expect to receive. In making these assumptions, we considered many variables such as the vacancy rates of commercial real estate in the local markets and the market rate for sublease rentals. Because we are required to project sublease income for many years into the future, our estimates and assumptions regarding the commercial real estate market that we used to calculate future sublease income may be materially different from actual sublease income. If our sublease income estimates were too high, we would incur additional real estate lease obligation charges. Conversely, if our sublease income estimates were too low, we would be required to reverse charges and recognize income.

Pension and Postretirement Benefit Costs

We maintain defined benefit pension plans covering the majority of our employees and retirees, and postretirement benefit plans for retirees that include healthcare benefits and life insurance coverage. In fiscal 2003, we adopted amendments to our pension and postretirement plans. Effective December 31, 2003, we froze the benefit accruals and additional participation in our plans for our management employees. We also enhanced our 401(k) savings plan for our management employees effective January 1, 2004. The changes in the pension and postretirement plans were accounted for as curtailments in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." Effective June 1, 2003, we entered into new collective bargaining agreements with the

Communications Workers of America and the International Brotherhood of Electrical Workers, which included pension increases and postretirement healthcare limitation increases over the term of the 3 year agreements. Additionally, we provided current retirees of the management pension plan with a one-time opportunity to take a full or partial lump sum distribution from the plan with a payout date of December 1, 2003.

Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, and changes in asset levels.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bond indices. Based on the expected duration of the benefit payments for our pension plans, we refer to applicable indices such as the Moody's AA Corporate Bond Index and the Salomon Brothers Pension Discount Curve to select a rate at which we believe the pension benefits could be effectively settled. Based on the published rates as of September 30, 2003, we used a discount rate of 6.0%, a decline of 50 basis points from the 6.5% rate used in fiscal year 2002. This had the effect of increasing our accumulated pension benefit obligation by approximately $178 million for the fiscal year ended September 30, 2003, and increasing our estimated pension expense for fiscal 2004 by $10 million.

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans, and the fact that the plan assets are actively managed. The forward-looking assumptions underlying our expected long-term rate of return are developed by our investment adviser and reviewed by us for reasonableness. The return and risk assumptions consider such factors as expected future earnings growth, dividend yields and inflation rates. The returns are reviewed for reasonableness by comparison to published long-term historical market returns. Based on these factors, our expected long-term rate of return as of September 30, 2003 is 9%, consistent with the prior year. A 25 basis point change in the expected long-term rate of return would result in approximately a $7 million change in our pension expense.

Avaya employs an asset allocation strategy whereby the assets in our portfolio are periodically rebalanced to maintain the desired target asset mix. Therefore, the actual asset allocation does not stray significantly from the targeted asset allocation. Based on our asset allocation strategy, and the correlation of the asset classes in our portfolio, the variability of returns around the mean, as measured by standard deviation, is approximately 9 percentage points. Therefore, in a normal probability distribution, about two-thirds of our returns will fall between plus and minus one standard deviation (9 percentage points) from the mean.

The market-related value of our plan assets is developed using a 5-year smoothing technique. The market-related value as of the measurement date is calculated as follows: (1) A preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted plus or minus 2% based on the actual 10-year average rate of return on plan assets. (2) The final market-related value is determined as the preliminary market-related value from (1) above, plus 20% of the difference between the actual return and expected return for each of the past five years.

For the fiscal year ended September 30, 2003, we recorded a net pension credit of $8 million, which included a $31 million curtailment gain from freezing management pension benefit accruals, and a $7 million charge for special termination benefits offered to represented employees as a result of the new collective bargaining agreements. We also recorded a net postretirement benefit expense of $18 million, which included a $15 million gain related to the curtailment. During fiscal 2003, the projected benefit obligation decreased by $55 million as a result of the amendments to our pension plan for the curtailment of benefit accruals, the new collective bargaining agreements, and the lump sum distribution for our retirees. The projected postretirement benefit obligation increased by $98 million as a result of the amendment to our postretirement plan for the collective bargaining agreements.

On September 30, 2003, our annual measurement date, the accumulated benefit obligation related to our pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference reflects an increase in the accumulated benefit obligation that resulted from a decrease in the interest rate used to discount the projected benefit obligation to its present settlement amount. The unfunded accumulated benefit obligation exceeded our accrued pension liability by $813 million, an increase of $265 million from September 30, 2002. As a result, in accordance with SFAS 87, we recorded an adjustment to increase the additional minimum pension liability from $548 million at September 30, 2002 to $813 million at September 30, 2003. This resulted in a $237 million increase to accumulated other comprehensive loss from $513 million at September 30, 2002 to $750 million at September 30, 2003, and a $28 million increase to intangible assets from $35 million at September 30, 2002 to $63 million at September 30, 2003. The charge to stockholders' equity represents a net loss not yet recognized as pension expense.

Commitments and Contingencies

We are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Lucent is especially difficult, as we do not control the defense of those matters. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of comprehensive loss, and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (the "Company") at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, on October 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
October 21, 2003, except
for Note 20 as to which the
date is December 11, 2003

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in millions, except per share amounts)

	Year Ended September 30,		
	2003	2002	2001
REVENUE			
Products	$2,505	$2,888	$4,507
Services	1,833	2,068	2,286
	4,338	4,956	6,793
COSTS			
Products	1,433	1,748	2,331
Services	1,119	1,262	1,566
	2,552	3,010	3,897
GROSS MARGIN	1,786	1,946	2,896
OPERATING EXPENSES			
Selling, general and administrative	1,314	1,555	2,055
Business restructuring charges (reversals) and related expenses, net	(5)	209	837
Goodwill and intangibles impairment charge	—	71	—
Research and development	363	459	536
Purchased in-process research and development	—	—	32
TOTAL OPERATING EXPENSES	1,672	2,294	3,460
OPERATING INCOME (LOSS)	114	(348)	(564)
Other income (expense), net	(31)	(2)	31
Interest expense	(78)	(51)	(37)
INCOME (LOSS) BEFORE INCOME TAXES	5	(401)	(570)
Provision (benefit) for income taxes	93	265	(218)
NET LOSS	$ (88)	$ (666)	$ (352)
Net Loss Available to Common Stockholders:			
Net loss	$ (88)	$ (666)	$ (352)
Accretion of Series B preferred stock	—	(12)	(27)
Conversion charge related to Series B preferred stock and warrants	—	(125)	—
Net loss available to common stockholders	$ (88)	$ (803)	$ (379)
Loss Per Common Share:			
Basic and Diluted	$(0.23)	$(2.44)	$(1.33)

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in millions, except per share amounts)

	As of September 30, 2003	As of September 30, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,192	$ 597
Receivables, less allowances of $87 and $121 as of September 30, 2003 and 2002, respectively	710	876
Inventory	406	467
Deferred income taxes, net	69	160
Other current assets	192	203
TOTAL CURRENT ASSETS	2,569	2,303
Property, plant and equipment, net	783	896
Deferred income taxes, net	370	372
Goodwill	146	144
Other assets	189	182
TOTAL ASSETS	$ 4,057	$ 3,897
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 359	$ 404
Business restructuring reserve	66	170
Payroll and benefit obligations	278	309
Deferred revenue	137	91
Other current liabilities	328	350
TOTAL CURRENT LIABILITIES	1,168	1,324
Long-term debt	953	933
Benefit obligations	1,238	1,110
Other liabilities	498	530
TOTAL NON-CURRENT LIABILITIES	2,689	2,573
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Series A junior participating preferred stock, par value $1.00 per share, 7.5 million shares authorized; none issued and outstanding	—	—
Common stock, par value $0.01 per share, 1.5 billion shares authorized, 419,434,414 and 364,752,178 issued (including 878,254 and 557,353 treasury shares) as of September 30, 2003 and 2002, respectively	4	4
Additional paid-in capital	2,151	1,693
Accumulated deficit	(1,270)	(1,182)
Accumulated other comprehensive loss	(679)	(512)
Less treasury stock at cost	(6)	(3)
TOTAL STOCKHOLDERS' EQUITY	200	—
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,057	$ 3,897

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND OF COMPREHENSIVE LOSS

(dollars in millions)

	Year Ended September 30,		
	2003	2002	2001
COMMON STOCK:			
Beginning balance	$ 4	$ 3	$ 3
Issuance of stock	—	1	—
Ending balance	$ 4	$ 4	$ 3
ADDITIONAL PAID-IN CAPITAL:			
Beginning balance	$ 1,693	$ 905	$ 825
Issuance of warrants	5	—	32
Issuance of common stock for options exercised	—	2	7
Issuance of common stock to employees under the stock purchase plan	16	18	33
Issuance of other stock unit awards	31	24	28
Issuance of common stock in connection with Warburg transactions	—	628	—
Issuance of common stock in connection with the LYONs Exchange Offer, net of tax	57	—	—
Issuance of common stock through public offering	349	112	—
Other stock transactions	—	4	22
Adjustment to Lucent capital contribution	—	—	(42)
Ending balance	$ 2,151	$ 1,693	$ 905
ACCUMULATED DEFICIT:			
Beginning balance	$(1,182)	$ (379)	$ —
Preferred stock accretion	—	(12)	(27)
Preferred stock conversion and exercise of warrants charge	—	(125)	—
Net loss	(88)	(666)	(352)
Ending balance	$(1,270)	$(1,182)	$(379)
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Beginning balance	$ (512)	$ (46)	$ (64)
Foreign currency translation	70	47	18
Minimum pension liability	(237)	(513)	—
Tax effect of minimum pension liability	93	202	—
Valuation allowance related to minimum pension liability	(93)	(202)	—
Ending balance	$ (679)	$ (512)	$ (46)
TREASURY STOCK:			
Beginning balance	$ (3)	$ (2)	$ —
Purchase of treasury stock at cost	(3)	(1)	(2)
Ending balance	$ (6)	$ (3)	$ (2)
TOTAL STOCKHOLDERS' EQUITY	$ 200	$ —	$ 481
COMPREHENSIVE LOSS:			
Net loss	$ (88)	$ (666)	$(352)
Minimum pension liability, net of tax and valuation allowance	(237)	(513)	—
Foreign currency translations	70	47	18
Comprehensive loss	$ (255)	$(1,132)	$(334)

See Notes to Consolidated Financial Statements.

AVAYA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in millions)

	Year Ended September 30,		
	2003	2002	2001
OPERATING ACTIVITIES:			
Net loss	$ (88)	$(666)	$(352)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:			
Business restructuring charges, net of reversals	(21)	188	659
Depreciation and amortization	201	229	273
Provision for uncollectible receivables	10	53	53
Deferred income taxes	(41)	(121)	(264)
Deferred tax asset valuation allowance	109	364	—
Gain on curtailment of pension and postretirement plans	(46)	—	—
Loss on extinguishment of debt, net	34	—	—
Lucent securities litigation charge	25	—	—
Amortization of restricted stock units	31	23	10
Impairment of goodwill, intangible assets and investments	—	88	—
Purchased in-process research and development	—	—	32
Adjustments for other non-cash items, net	8	54	16
Changes in operating assets and liabilities, net of effects of acquired businesses:			
Receivables	160	586	198
Inventory	64	133	(6)
Accounts payable	(59)	(260)	(124)
Payroll and benefits, net	(14)	(98)	(215)
Voluntary pension contribution	(105)	—	—
Business restructuring reserve	(83)	(187)	(327)
Deferred revenue	22	(98)	(132)
Other assets and liabilities	(10)	(90)	46
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	197	198	(133)
INVESTING ACTIVITIES:			
Capital expenditures	(60)	(111)	(341)
Proceeds from the sale of property, plant and equipment	21	5	108
Acquisition of businesses, net of cash acquired	—	(6)	(120)
Other investing activities, net	5	3	(12)
NET CASH USED FOR INVESTING ACTIVITIES	(34)	(109)	(365)
FINANCING ACTIVITIES:			
Issuance of convertible participating preferred stock	—	—	368
Issuance of warrants	—	—	32
Issuance of common stock	368	235	40
Net decrease in commercial paper	—	(432)	(348)
Issuance of long-term borrowings	216	895	—
Repayment of long-term borrowings	(156)	—	(9)
Payment of issuance costs related to debt and equity offerings	(9)	(29)	—
Borrowings (repayments) under the credit facility	—	(200)	200
Proceeds from (termination of) accounts receivable securitization	—	(200)	200
Other financing activities, net	2	(14)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	421	255	483
Effect of exchange rate changes on cash and cash equivalents	11	3	(6)
Net increase (decrease) in cash and cash equivalents	595	347	(21)
Cash and cash equivalents at beginning of fiscal year	597	250	271
Cash and cash equivalents at end of fiscal year	$1,192	$ 597	$ 250

See Notes to Consolidated Financial Statements.

1. Description of Business

Avaya Inc. (the "Company" or "Avaya") provides communication systems, applications and services for enterprises, including businesses, government agencies and other organizations. The Company's product offerings include Internet Protocol ("IP") telephony systems that converge voice, data and other traffic across a single unified network, traditional voice communication systems, contact center infrastructure and applications in support of customer relationship management, unified communications applications and structured cabling products. The Company supports its broad customer base with comprehensive global service offerings that enable customers to plan, design, implement and manage their communications networks.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Avaya and its subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The consolidated financial statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include assessing the collectibility of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, restructuring reserves, pension and postretirement obligations, and useful lives and impairment of tangible and intangible assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future realizability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Foreign Currency Translation

Balance sheet accounts of the Company's foreign operations are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at average exchange rates during the period. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity's functional currency, are included in the Consolidated Statements of Operations.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communication systems and applications. In accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is reasonably assured, contractual obligations have been satisfied, and title and risk of loss have been transferred to the customer.

The Company's products are sold directly through our worldwide sales force and indirectly through our global network of distributors, dealers, value-added resellers and system integrators. The purchase price of the Company's systems and applications typically includes installation and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the

2. Summary of Significant Accounting Policies (Continued)

Company provides a combination of products and services to customers, the arrangement is evaluated under Emerging Issues Task Force Issue ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), which is effective for the Company for transactions entered into after July 1, 2003. EITF 00-21 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The application of EITF 00-21 did not have a material effect on the Company's consolidated results of operations, financial position or cash flows. The Company's indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required.

The Company also derives revenue from: (i) maintenance services, including services provided under contracts and on a time and materials basis; (ii) professional services for customer relationship management, converged voice and data networks, network security, and unified communications; and (iii) outsourcing services for messaging and other parts of communication systems. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for outsourcing services typically have terms that range from one to seven years. Revenue from services performed under outsourcing services arrangements, professional services and services performed under maintenance contracts is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Research and Development Costs and Software Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of computer software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis on the greater of either the ratio of current gross revenues to the total of current and anticipated future gross revenues, or the straight-line method over a period of up to three years. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately. As of September 30, 2003 and 2002, the Company had unamortized software development costs of $43 million and $47 million, respectively.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. These short-term investments are stated at cost, which approximates market value. The Company's cash and cash equivalents are invested in various investment grade institutional money market accounts.

Inventory

Inventory is stated at the lower of cost, determined on a first-in, first-out basis, or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the various asset classes. Estimated lives range from three to 10 years for machinery and equipment, and up to 40 years for buildings.

2. Summary of Significant Accounting Policies (Continued)

Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2003 and 2002, the Company had unamortized internal use software costs of $95 million and $71 million, respectively.

In the first quarter of fiscal 2003, the Company changed the estimated useful life of certain internal use software that is currently in service from seven to five years since a newer version of the software is expected to be implemented in fiscal 2004, which is two years earlier than originally anticipated. This change increased amortization expense, net of tax, by approximately $9 million, equivalent to $0.02 per basic and diluted share, for the fiscal year ended September 30, 2003.

In the second quarter of fiscal 2002, the Company changed the estimated useful life of certain internal use software from three to seven years to reflect actual experience as a stand-alone company based on the utilization of such software. This change lowered amortization expense, net of tax, by approximately $8 million, equivalent to $0.02 per basic and diluted share, for the fiscal year ended September 30, 2002.

Goodwill, Other Intangible and Long-lived Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in October 2001. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over the periods benefited, are no longer being amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives. Goodwill of a reporting unit, which is one level below the Company's operating segments, is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount.

Goodwill impairment is determined using a two-step approach. The first step of the goodwill test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is unnecessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Intangible and other long-lived assets are reviewed for impairment whenever events such as product discontinuance, plant closures, product dispositions or other changes in circumstances indicate that the carrying amount may not be recoverable. In reviewing for impairment, the Company compares the carrying value of such assets to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment loss is recognized equal to the difference between the assets' fair value and their carrying value.

2. Summary of Significant Accounting Policies (Continued)

Investments

The Company's investment portfolio consists primarily of investments accounted for under the cost and equity methods that are generally concentrated in the emerging communications technology industry. The carrying value of these investments is included in other assets. The Company's share of earnings or losses from equity method investments is recorded in other income (expense), net. All investments are periodically reviewed for impairment and a write down is recorded whenever declines in fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. If the decline in fair value is determined to be other than temporary, an impairment loss is recorded and the respective investment is written down to an adjusted carrying value. As of September 30, 2003 and 2002, the Company had investments of $10 million and $12 million, respectively. In fiscal 2002, the Company recorded impairment charges of $17 million in other income (expense), net related to investments accounted for under the cost method, after the Company determined the investments were permanently impaired.

Financial Instruments

The Company uses various financial instruments, including interest rate swap agreements and foreign currency forward and option contracts, to manage and reduce risk to the Company by generating cash flows which offset the cash flows of certain transactions in foreign currencies or underlying financial instruments in relation to their amount and timing. The Company's derivative financial instruments are used as risk management tools and not for speculative or trading purposes. Although not material, these derivatives represent assets and liabilities and are classified as other current assets or other current liabilities on the accompanying Consolidated Balance Sheets, except for the interest rate swaps discussed below. Gains and losses on the changes in the fair values of the Company's derivative instruments are included in other income (expense), net.

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), the Company has elected not to designate its forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments. Such treatment could result in a gain or loss from fluctuations in exchange rates related to a derivative contract which is different from the loss or gain recognized from the underlying forecasted transaction. However, the Company has procedures to manage risks associated with its derivative instruments, which include limiting the duration of the contracts, typically six months or less, and the amount of the underlying exposures that can be economically hedged. Historically, the gains and losses on these transactions have not been significant.

In April 2002, the Company entered into two interest rate swap agreements with a total notional amount of $200 million that qualify and are designated as fair value hedges in accordance with SFAS 133. These arrangements generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal. Net amounts paid or received are reflected as adjustments to interest expense. The Company records the fair market value of the swaps as other assets along with a corresponding increase to the hedged debt, both of which are recorded through other income (expense), net. In December 2002, the Company cancelled the interest rate swap agreements. The cancellation resulted in a $19 million deferred gain, which is being recognized as a reduction to interest expense over the remaining term to maturity of the Senior Secured Notes. See Note 10—Derivatives and Other Financial Instruments for a further discussion.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

2. Summary of Significant Accounting Policies (Continued)

Business Restructuring Charges and Related Expenses

The Company accounts for exit or disposal activities initiated after December 31, 2002, in accordance with SFAS No. 146, "Accounting For Costs Associated With Exit Or Disposal Activities" ("SFAS 146"). Prior to December 31, 2002, the Company accounted for its restructuring activities in accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principle difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for exit or disposal activities be recognized when the liability is incurred, whereas under EITF 94-3, a liability was recognized at the date an entity committed to an exit plan.

In accordance with SFAS 146, a business restructuring is defined as a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs, and (iii) other associated costs such as consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated, their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement, and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

The Company periodically evaluates its business restructuring reserve to ensure that any accrued amount no longer needed for its originally intended purpose is reversed in a timely manner. A reversal of the liability, if any, is recorded through the same statement of operations line item that was used when the liability was initially recorded.

Pension and Postretirement Benefit Obligations

The Company maintains defined benefit pension plans covering the majority of its employees, which provide benefit payments to vested participants upon retirement. The Company also provides certain postretirement healthcare and life insurance benefits to eligible employees. The plans use different factors, including age, years of service, and eligible compensation, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable law. See Note 14—Benefit Obligations, for a discussion of amendments made to the Company's pension and postretirement plans which froze benefits accruals and additional participation in the plans for its management employees, effective December 31, 2003.

Stock Compensation

The Company's employees participate in stock option plans, which are described more fully in Note 15—Stock Compensation Plans. The Company applies the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for such stock compensation. Accordingly, no stock-based employee compensation cost related to stock options is reflected in the Company's Statements of Operations, as all

2. Summary of Significant Accounting Policies (Continued)

options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The Company records compensation expense for the amortization of restricted stock units issued to employees based on the fair market value of the restricted stock units at the date of grant over the vesting period, which is typically three years. The following table illustrates the effect on net loss available to common stockholders and loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions, except per share amounts)		
Net loss available to common stockholders, as reported	$ (88)	$ (803)	$ (379)
Total stock-based employee compensation income (expense) determined under fair value based method, net of related tax effect	39	(35)	(77)
Pro forma net loss available to common stockholders	$ (49)	$ (838)	$ (456)
Loss per share—Basic and Diluted			
As reported	$(0.23)	$(2.44)	$(1.33)
Pro forma	$(0.13)	$(2.54)	$(1.60)

The fair value of stock options used to compute pro forma net loss resulted in additional income in fiscal 2003 because a substantial number of previously granted options had been forfeited/expired and the cumulative reversal of pro forma expense related to these options exceeded the pro forma expense related to the remaining outstanding options.

The fair value of stock options used to compute pro forma net loss disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended September 30,		
	2003	2002	2001
WEIGHTED AVERAGE ASSUMPTIONS			
Dividend yield	0%	0%	0%
Expected volatility	75.0%	61.5%	50.4%
Risk-free interest rate	2.7%	4.3%	5.7%
Expected holding period (in years)	3.8	3.9	3.3

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

2. Summary of Significant Accounting Policies (Continued)

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholders' equity in accumulated other comprehensive loss and includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of adjustments to the minimum pension liability, net of income taxes, and foreign currency translation, which are not adjusted for income taxes since they primarily relate to indefinite investments in non-U.S. subsidiaries. The minimum pension liability adjustment represents the excess of the additional pension liability over the unrecognized prior service cost.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Recent Accounting Pronouncement

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the other equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure and consolidation requirements of FIN 46 for variable interest entities created or acquired subsequent to January 31, 2003 became effective for financial statements issued by the Company beginning in the second quarter of fiscal 2003. For variable interest entities created or acquired prior to February 1, 2003, the consolidation requirements of FIN 46 become effective for the Company in the first quarter of fiscal 2004. The adoption of FIN 46 did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

4. Goodwill and Intangible Assets

In connection with the Company's adoption of SFAS 142 on October 1, 2001, the Company reviewed the classification of its goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. The Company also tested goodwill for impairment by comparing the fair values of the Company's reporting units to their carrying values as of October 1, 2001 and determined that there was no goodwill impairment at that time. Based on this review, as of September 30, 2001, the Company classified $175 million as goodwill, $78 million as intangible assets, net and $2 million as other assets. The Company did not identify any intangible assets having indefinite lives.

The Company conducted the required annual impairment review during the fourth quarter of fiscal 2003 and 2002. Updated valuations were completed for all reporting units with goodwill as of September 30, 2003 and 2002 using a discounted cash flow approach based on forward-looking information regarding market shares, revenues and costs for each reporting unit as well as appropriate discount rates. For fiscal 2003, the Company did not identify any goodwill impairment. For fiscal 2002, due to a significant downward movement in the U.S. stock market and, in particular, communications technology stocks, the Company experienced a decline in its market capitalization that negatively impacted the fair value of its reporting units. As a result, the Company recorded a goodwill impairment charge of $44 million as an operating expense in fiscal 2002 related to its Small and Medium Business Solutions ("SMBS") operating segment.

4. Goodwill and Intangible Assets (Continued)

The changes in the carrying value of goodwill for fiscal 2003 and 2002 by operating segment are as follows:

	Enterprise Communications Group	Small and Medium Business Solutions	Total
	(dollars in millions)		
Balance as of September 30, 2001	$108	$ 67	$175
Goodwill acquired	6	—	6
Purchase accounting adjustment	5	—	5
Impact of foreign currency exchange rate fluctuations	(1)	3	2
Impairment loss	—	(44)	(44)
Balance as of September 30, 2002	$118	$ 26	$144
Impact of foreign currency exchange rate fluctuations	—	2	2
Balance as of September 30, 2003	$118	$ 28	$146

For the fiscal year ended September 30, 2001, goodwill amortization, net of tax, amounted to $38 million. If the Company had adopted SFAS 142 at the beginning of fiscal 2001 and discontinued goodwill amortization, the Company's net loss and loss per common share on a pro forma basis would have been as follows:

Pro Forma Results (dollars in millions, except per share amounts)	Year Ended September 30, 2001
Net loss, as reported	$ (352)
Goodwill amortization, net of tax	38
Adjusted net loss	(314)
Accretion of Series B preferred stock	(27)
Adjusted loss available to common stockholders	$ (341)
Adjusted loss per common share:	
Basic and Diluted	$(1.20)

The Company includes its acquired intangible assets with definitive lives in other assets on the Consolidated Balance Sheets. As of September 30, 2003 and 2002, such amortized intangible assets included existing technology and amounted to $6 million and $18 million, net of accumulated amortization of $117 million and $105 million, respectively.

Acquired intangible assets with definite lives are amortized over a period of three to six years. Amortization expense for such intangible assets was $12 million, $35 million and $32 million for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. Foreign currency exchange rate fluctuations accounted for a minimal decrease in intangibles assets, net as of September 30, 2003, and a $2 million increase as of September 30, 2002. As of September 30, 2003, the Company estimates remaining amortization expense to be $4 million in 2004 and $2 million in 2005.

In addition, included in other assets in the Consolidated Balance Sheets as of September 30, 2003 and 2002 is an intangible asset of $63 million and $35 million, respectively, representing unrecognized prior service costs associated with the recording of a minimum pension liability in fiscal 2003 and 2002. This intangible asset may be eliminated or adjusted as necessary when the amount of minimum pension liability is reassessed, which is conducted at least annually. Based on the Company's fiscal 2003 annual assessment of its minimum pension liability, the intangible asset increased by $28 million.

4. Goodwill and Intangible Assets (Continued)

As a result of the significant downturn in the communications technology industry, the Company noted a steep decline in the marketplace assumptions for virtual private networks in the fourth quarter of fiscal 2002 as compared with the assumptions used when Avaya acquired this existing technology through its acquisition of VPNet Technologies, Inc. ("VPNet") in February 2001. These circumstances caused the Company to review the recoverability of its acquired intellectual property and trademarks. The Company applied the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") to its intangible assets with definite lives and determined that the carrying value of these assets was impaired. Accordingly, the Company recorded a $27 million intangibles impairment charge as an operating expense in fiscal 2002 to write-down the carrying value of these intangible assets to an amount representing their discounted future cash flows. At the same time, the Company removed $49 million from its Consolidated Balance Sheet representing the gross carrying amount and accumulated amortization of the related impaired intangible assets. The $27 million impairment charge, which was recorded as accumulated amortization on the Consolidated Balance Sheet, was attributed $24 million to Enterprise Communications Group ("ECG") and $3 million to SMBS.

5. Business Combinations and Other Transactions

Acquisitions

The following table presents historical information about certain acquisitions made by the Company during fiscal 2001. These acquisitions were accounted for under the purchase method of accounting, and the acquired technology valuation included existing technology, purchased in-process research and development ("IPR&D") and other intangibles. The consolidated financial statements include the results of operations and the estimated fair values of the assets and liabilities assumed from the respective dates of acquisition. All charges related to the write-off of purchased IPR&D were recorded in the quarter in which the transaction was completed. There were no material acquisitions accounted for under the purchase method in fiscal 2003 and 2002.

			Allocation of Purchase Price(1)				Amortization Period (in years)	
	Acquisition Date	Purchase Price	Goodwill	Existing Technology	Other Intangibles	Purchased IPR&D	Existing Technology	Other Intangibles
			(dollars in millions)					
Quintus(2)	April 11, 2001	$ 29	$11	$ 9	$—	$ 1	3	3
VPNet(3)	February 6, 2001	$117	$60	$30	$ 6	$31	5	5

(1) Excludes amounts allocated to specific tangible assets and liabilities. All amounts reflect the historical carrying values from the date of acquisition, adjusted to reflect the Company's review of the classification of its goodwill and intangible assets in connection with its adoption of SFAS 142 in fiscal 2002.

(2) Acquisition of substantially all of the assets, including $10 million of cash acquired, and the assumption of $20 million of certain liabilities of Quintus Corporation ("Quintus"), a provider of comprehensive electronic customer relationship management solutions. The Company paid $29 million in cash for these assets. As a result of finalizing acquisition related liabilities, a purchase accounting adjustment was recorded in fiscal 2002 that increased the historical carrying value of goodwill by $5 million.

(3) Acquisition of VPNet, a privately held distributor of virtual private network solutions and devices. The total purchase price of $117 million was paid in cash and stock options. In fiscal 2002, the Company recorded a goodwill and intangibles impairment charge, which included $21 million in existing technology and $3 million in other intangibles related to the VPNet acquisition. This impairment charge is not reflected in the allocation of purchase price.

5. Business Combinations and Other Transactions (Continued)

Included in the purchase price for each of the above acquisitions was purchased IPR&D. At the date of each acquisition, the IPR&D projects had not yet reached technological feasibility and had no future alternative use. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. The charge related to VPNet purchased IPR&D was not tax-deductible. The remaining purchase price was allocated to tangible and intangible assets, goodwill, and existing technology, less liabilities assumed.

The value allocated to purchased IPR&D for the acquisitions was determined using an income approach. This involved estimating the fair value of the IPR&D, using the present value of the estimated after-tax cash flows expected to be generated by the purchased IPR&D, using risk-adjusted discount rates and revenue forecasts as appropriate. Where appropriate, the Company deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an IPR&D project. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technological advances that were known at the time, and the stage of completion of each technology. The Company believes that the estimated IPR&D amounts so determined represent the fair value and do not exceed the amount a third party would have paid for the projects.

Revenue forecasts were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles and the estimated life of each product's underlying technology. Estimated operating expenses, income taxes, and charges for the use of contributory assets were deducted from estimated revenue to determine estimated after-tax cash flows for each project. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses, and research and development expenses. The research and development expenses include estimated costs to maintain the products once they have been introduced into the market and generate revenue and costs to complete the purchased IPR&D.

Management is primarily responsible for estimating the fair value of the assets and liabilities acquired, and has conducted due diligence in determining the fair value. Management has made estimates and assumptions that affect the reported amounts of assets, liabilities and expenses resulting from such acquisitions. Actual results could differ from these amounts.

Other Transactions

Aircraft Sale-Leaseback—In June 2001, the Company sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. In March 2002, the Company elected to terminate the aircraft sale-lease-back agreement and, pursuant to the terms of the agreement, purchased the aircraft in April 2002 from the lessor for a purchase price equal to the unamortized lease balance of approximately $33 million.

Outsourcing of Certain Manufacturing Facilities—In May 2001, the Company closed the first phase of a five-year strategic manufacturing agreement to outsource most of the manufacturing operations related to its ECG and SMBS segments to Celestica Inc. ("Celestica"). The Company received $200 million in proceeds for assets transferred to Celestica and deferred $100 million of these proceeds, which are being recognized on a straight-line basis over the term of the agreement. As of September 30, 2003 and 2002, the unamortized portion of these proceeds amounted to $20 million in other current liabilities for both periods and $30 million and $52 million in other liabilities, respectively. The remaining phases of the transaction, which included closing the Shreveport, Louisiana facility, were completed in the first quarter of fiscal 2002.

See Note 20—Subsequent Events for disclosure regarding the sale of Connectivity Solutions and the acquisition of Expanets.

6. Supplementary Financial Information

Statements of Operations Information

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions)		
DEPRECIATION AND AMORTIZATION:			
INCLUDED IN COSTS:			
Amortization of software development costs	$ 25	$ 20	$ 24
INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:			
Amortization of goodwill	—	—	40
Amortization of intangible assets	12	35	32
INCLUDED IN COSTS AND OPERATING EXPENSES:			
Depreciation and amortization of property, plant and equipment and internal use software	164	174	177
Total depreciation and amortization	$201	$229	$273
OTHER INCOME (EXPENSE), NET			
Loss on foreign currency transactions	$ (2)	$ (6)	$ (5)
Gain on assets sold	14	2	6
Interest income	15	20	27
Impairment of investments	—	(17)	—
Loss on long-term debt extinguishment, net	(34)	—	—
Lucent securities litigation charge	(25)	—	—
Miscellaneous, net	1	(1)	3
Total other income (expense), net	$(31)	$ (2)	$ 31

Balance Sheet Information

	As of September 30,	
	2003	2002
	(dollars in millions)	
INVENTORY		
Finished goods	$ 300	$ 347
Work in-process and raw materials	106	120
Total inventory	$ 406	$ 467
PROPERTY, PLANT AND EQUIPMENT, NET		
Land and improvements	$ 39	$ 45
Buildings and improvements	500	531
Machinery and equipment	967	1,001
Assets under construction	8	16
Internal use software	158	119
Total property, plant and equipment	1,672	1,712
Less: Accumulated depreciation and amortization	(889)	(816)
Property, plant and equipment, net	$ 783	$ 896

6. Supplementary Financial Information (Continued)

Supplemental Cash Flow Information

	Year Ended September 30,	
	2003	2002
	(dollars in millions)	
ACQUISITION OF BUSINESSES:		
Fair value of assets acquired, net of cash acquired	$ 8	$192
Less: Fair value of liabilities assumed	(2)	(72)
Acquisition of businesses, net of cash acquired	$ 6	$120

In the second quarter of fiscal 2001, the Company paid off $9 million of debt assumed from its acquisition of VPNet.

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions)		
OTHER PAYMENTS:			
Interest payments, net of amounts capitalized	$52	$ 8	$41
Income tax payments	$17	$20	$66

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions)		
NON-CASH TRANSACTIONS:			
Issuance of common stock in connection with the LYONs Exchange Offer	$67	$ —	$—
Warrants to purchase common stock issued in LYONs Exchange Offer	5	—	—
Accretion of Series B preferred stock	—	12	27
Book value of converted Series B preferred stock	—	395	—
Conversion charge related to Series B preferred stock	—	125	—
Issuance of common stock in connection with the Warburg transactions	—	(532)	—
Deferred taxes on stock options	—	4	—
Fair market value of stock options issued in connection with acquisition	—	—	16
Adjustments to Contribution by Lucent:			
Accounts receivable	—	—	8
Property, plant and equipment, net	—	—	7
Net benefit assets	—	—	27
Total non-cash transactions	$72	$ 4	$85

7. Securitization of Accounts Receivable

In June 2001, the Company entered into a receivables purchase agreement and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The receivables purchase agreement was terminated in March 2002 as described below. The designated pool of qualified receivables held by the SPE was pledged as collateral to secure the obligations to the financial institution. During the term of the receivables purchase agreement, the Company, through the SPE, had a retained interest in the designated pool of receivables, representing collateral for the sale, to the extent the value of the receivables exceeded the outstanding amount of the financial institution's investment. The financial institution had no recourse to the Company's other assets for failure of customers to pay when due and the assets of the SPE were not available to pay creditors of the Company.

The Company was responsible for defined fees payable monthly to the financial institution for costs associated with the outstanding capital issued by the financial institution to fund the purchase of receivables. The Company continued to service, administer and collect the receivables on behalf of the financial institution and received a fee for performance of these services. Collections of receivables were used by the SPE to repay the financial institution's investment in accordance with the receivables purchase agreement, and the financial institution in turn purchased, from time to time, new interests in receivables up to an aggregate investment at any time of $200 million.

The transfer of accounts receivable was accounted for as a sale and, accordingly, during the term of the securitization, the accounts receivable balances were removed from the Consolidated Balance Sheet and the proceeds received from the sale were reflected as cash provided by financing activities in the Consolidated Statement of Cash Flows. The fair value of the Company's retained interest, which approximated its carrying amount because of the short-term nature of the receivables, was recorded in other current assets. The Company reviewed the fair value assigned to retained interests at each reporting date using similar valuation techniques as those used to initially measure the retained interest. The Company did not record an asset or liability related to any servicing obligations because the servicing fee received was determined to be just adequate to compensate the Company for its servicing responsibilities. Although not material, costs associated with the sales of the receivables were recorded in other income (expense), net in the Consolidated Statement of Operations in fiscal 2001. No significant gains or losses resulted from these transactions.

In March 2002, the Company elected to terminate the receivables purchase agreement, which was scheduled to expire in June 2002. As a result of the early termination, purchases of interests in receivables by the financial institution ceased, and collections on receivables that constituted the designated pool of trade accounts receivable were used to repay the financial institution's $200 million investment, which had been entirely liquidated as of September 30, 2002. No portion of the retained interest was used to liquidate the financial institution's investment. Upon liquidation in full in April 2002, the Company had reclassified the remaining $109 million retained interest to receivables.

8. Business Restructuring Reserve

The business restructuring reserve reflects the remaining balance associated with the business restructuring charges recorded in fiscal 2000 through 2002. The following table summarizes the status of the Company's business restructuring reserve and other related expenses during fiscal 2003, 2002 and 2001:

8. Business Restructuring Reserve (Continued)

	Business Restructuring Reserve				Other Related Expenses		
	Employee Separation Costs	Lease Termination Obligations	Other Exit Costs	Total Business Restructuring Reserve	Asset Impairments	Incremental Period Costs	Total Business Restructuring Reserve and Related Expenses
				(dollars in millions)			
FISCAL 2001:							
Balance as of October 1, 2000	$ 345	$127	$ 27	$ 499	$ —	$ —	$ 499
Charges	650	24	—	674	20	178	872
Reversals	(17)	(7)	(11)	(35)	—	—	(35)
Decrease in prepaid benefit costs/ increase in benefit obligations, net	(577)	—	—	(577)	—	—	(577)
Cash payments	(250)	(66)	(11)	(327)	—	(178)	(505)
Asset impairments	—	—	—	—	(20)	—	(20)
Reclassification	(55)	—	—	(55)	—	—	(55)
Balance as of September 30, 2001	$ 96	$ 78	$ 5	$ 179	$ —	$ —	$ 179
FISCAL 2002:							
Charges	116	84	1	201	7	21	229
Reversals	(13)	(4)	(3)	(20)	—	—	(20)
Net increase in benefit obligations	(3)	—	—	(3)	—	—	(3)
Cash payments	(128)	(56)	(3)	(187)	—	(21)	(208)
Asset impairments	—	—	—	—	(7)	—	(7)
Balance as of September 30, 2002	$ 68	$102	$ —	$ 170	$ —	$ —	$ 170
FISCAL 2003:							
Charges	—	—	—	—	—	16	16
Reversals	(19)	(2)	—	(21)	—	—	(21)
Cash payments	(45)	(38)	—	(83)	—	(16)	(99)
Balance as of September 30, 2003	$ 4	$ 62	$ —	$ 66	$ —	$ —	$ 66

Fiscal 2003

During fiscal 2003, the Company recorded reversals to income of $21 million primarily attributable to fewer involuntary employee separations than originally anticipated. Additionally, in fiscal 2003 the Company incurred $16 million in other related expenses associated with our fourth quarter of fiscal 2002 restructuring initiative. These expenses were primarily attributable to information technology ("IT") costs incurred to relocate the development of certain IT applications to India.

Fiscal 2002

During fiscal 2002, the Company experienced a decrease in its revenue as a result of the continued decline in spending on IT by its customers, specifically for enterprise communications products and services. Despite the unpredictability of the business environment, the Company remained focused on its strategy to return to profitability by focusing on sustainable cost and expense reduction, among other things. To achieve that goal, the Company initiated restructuring actions in fiscal 2002 to enable it to reduce costs and expenses further in order to lower the amount of revenue needed to reach the Company's profitability break-even point. As a result, the Company recorded a pretax charge of $229 million in fiscal 2002 for business restructuring and related expenses. The components of the charge included $116 million of employee separation costs, $84 million of lease termination costs, $1 million of other exit costs, and $28 million of other related expenses. This charge was partially offset by a $20 million reversal to income primarily attributable to fewer involuntary employee separations than originally anticipated.

8. Business Restructuring Reserve (Continued)

The charge for employee separation costs was composed of $113 million for severance and other related costs and $3 million primarily related to the cost of curtailment in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"). Lease termination costs included approximately $72 million of real estate, net of sublease income that management believed was probable, and $12 million of IT lease termination payments. The $28 million of other related expenses include relocation and consolidation costs, computer system transition expenditures, and asset impairments associated with the Company's ongoing restructuring initiatives.

The employee separation costs were incurred in connection with the elimination of approximately 4,240 management and union-represented employee positions worldwide. As of September 30, 2003, this workforce reduction had been completed. Employee separation payments included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which was an option available to certain union-represented employees. Payments to employees who elected to receive severance through a series of payments will extend through fiscal 2004.

The $72 million charge for real estate lease termination obligations includes approximately one million square feet of excess sales and services support, research and development, call center and administrative offices located primarily in the U.S., which had been entirely vacated as of September 30, 2003. The real estate charge also included an adjustment to increase the accrued amount for previously reserved sites due to a deterioration in the commercial real estate market. As a result, the Company had extended its estimates as to when it will be able to begin subleasing certain vacated sites and established an additional accrual for lease payments originally estimated to have been offset by sublease rental income. Payments on lease obligations, net of estimated sublease income, will be extended through 2011 because, in certain circumstances, the remaining lease payments were less than the termination fees.

Fiscal 2001

In fiscal 2001, the Company outsourced certain manufacturing facilities and accelerated its restructuring plan that was originally adopted in September 2000 to improve profitability and business performance as a stand-alone company. As a result, the Company recorded a pretax charge of $872 million in fiscal 2001 for business restructuring and related expenses. This charge was partially offset by a $35 million reversal to income primarily attributable to fewer involuntary employee separations than originally anticipated and more favorable than expected real estate lease termination costs.

The components of the fiscal 2001 charge included $650 million of employee separation costs, $24 million of lease termination costs, and $198 million of other related expenses. The charge for employee separation costs was composed of $577 million primarily related to enhanced pension and postretirement benefits, which represented the cost of curtailment in accordance with SFAS 88, and $73 million for severance, special benefit payments and other employee separation costs. The $198 million of other related expenses was composed of $178 million for incremental period expenses primarily to facilitate the separation from Lucent, including computer system transition costs, and $20 million for an asset impairment charge related to buildings and equipment at the Shreveport manufacturing facility. Employee separation costs of $55 million established in fiscal 2000 for union-represented employees at Shreveport were paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified in fiscal 2001 out of the business restructuring reserve and recorded as a reduction to prepaid benefit costs.

The employee separation costs in fiscal 2001 were incurred in connection with the elimination of 6,810 employee positions of which 5,600 were through a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and a workforce reduction of 1,210 employees due to the outsourcing of certain of the Company's manufacturing operations. Employee separation

8. Business Restructuring Reserve (Continued)

payments included in the business restructuring reserve were made either through a lump sum or a series of payments extending over a period of up to two years from the date of departure, which was an option available to certain union-represented employees. This workforce reduction was completed as of September 30, 2002.

Real estate lease termination costs were incurred primarily in the U.S., Europe and Asia, and were reduced for sublease income that management believed was probable. Payments on lease obligations, which consisted of real estate and equipment leases, will extend through fiscal 2005. In fiscal 2001, accrued costs for lease obligations represented approximately 666,000 square feet of excess sales and services support offices, materials, stocking and logistics warehouses, and Connectivity Solutions facilities. As of September 30, 2002, the Company had entirely vacated this space.

9. Long-Term Debt

Long-term debt outstanding consists of the following:

	As of September 30,	
	2003	2002
	(dollars in millions)	
LYONs convertible debt, net of discount	$287	$476
11 1/8% Senior Secured Notes, net of discount and premium	666(1)	457(2)
Total long-term debt	$953	$933

(1) As of September 30, 2003, the Senior Secured Notes had an aggregate principal amount of $640 million and included $16 million representing the unamortized deferred gain related to the termination of the Company's interest rate swap agreements in December 2002. Upon termination of the agreements, the Company received cash proceeds of $19 million representing a deferred gain, which is being amortized as a reduction to interest expense over the remaining term of the Senior Secured Notes.

(2) As of September 30, 2002, the Senior Secured Notes had an aggregate principal amount of $440 million and included $22 million representing the corresponding increase of the hedged portion of the debt attributable to the interest rate swap agreements.

Debt Ratings

The Company's ability to obtain external financing and the related cost of borrowing is affected by the Company's debt ratings, which are periodically reviewed by the major credit rating agencies. During the first quarter of fiscal 2003, the Company's long-term debt ratings were downgraded. Debt ratings and outlooks as of September 30, 2003 and 2002 are as follows:

	As of September 30,			
	2003		2002	
	Debt Ratings	Outlook	Debt Ratings	Outlook
Moody's:				
Long-term senior unsecured debt	B3	Negative	Ba3	Negative
Senior secured notes	B2	Stable	Ba2	Negative
Corporate credit	B3	Stable	No Rating	
Standard & Poor's:				
Long-term senior unsecured debt	B	Stable	B	Negative
Senior secured notes	B+	Stable	B+	Negative
Corporate credit	B+	Stable	BB-	Negative

9. Long-Term Debt (Continued)

LYONs Convertible Debt

In the first quarter of fiscal 2002, the Company sold through an underwritten public offering under a shelf registration statement an aggregate principal amount at maturity of approximately $944 million of Liquid Yield Option™ Notes due 2021 ("LYONs"). The proceeds of approximately $448 million, net of a $484 million discount and $12 million of underwriting fees, were used to refinance a portion of the Company's outstanding commercial paper. The underwriting fees of $12 million were recorded as deferred financing costs and are being amortized to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require the Company to purchase all or a portion of their LYONs.

The original issue discount of $484 million accretes daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. The Company does not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to their maturity value. The discount will cease to accrete on the LYONs upon maturity, conversion, purchase by the Company at the option of the holder, or redemption by Avaya. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

Interest expense related to the amortization of the discount on the LYONs amounted to $14 million and $16 million for fiscal 2003 and 2002, respectively. In addition, interest expense related to the amortization of deferred financing costs on the LYONs amounted to $4 million in each of the fiscal years ended September 30, 2003 and 2002.

LYONs Exchange Offer

In December 2002, the Company, together with Warburg Pincus Equity Partners L.P. and affiliated investment funds (the "Warburg Entities"), commenced an exchange offer to purchase up to approximately $661 million aggregate principal amount at maturity, or 70%, of the Company's outstanding LYONs (the "Exchange Offer"). Under the terms of the Exchange Offer, holders of LYONs could elect to receive, for each $1,000 aggregate principal amount at maturity of LYONs exchanged, either (i) $389.61 in cash (the "Cash Consideration") or (ii) a combination of $208.40 in cash plus 77 shares of the Company's common stock (the "Mixed Consideration").

Avaya and the Warburg Entities entered into a Backstop Agreement, as amended (the "Backstop Agreement"), which contains the terms relating to the Warburg Entities' participation in the Exchange Offer. Under the terms of the Backstop Agreement, the Company granted the Warburg Entities series C warrants described in Note 11—Convertible Participating Preferred Stock and Other Equity Transactions, and reduced the exercise price of 5,581,101 of the 6,724,665 series A warrants held by the Warburg Entities to $0.01 per share. In January 2003, following the completion of the Exchange Offer, the Warburg Entities exercised the 5,581,101 series A warrants for aggregate cash consideration of $55,811 and converted the LYONs they acquired in the Exchange Offer into shares of the Company's common stock, as described below.

In January 2003, the Exchange Offer expired and an aggregate principal amount at maturity of LYONs of $84,426,000, representing approximately 8.9% of the outstanding LYONs, or approximately $43 million in accreted value, was tendered. Of these LYONs, $84,416,000 aggregate principal amount at maturity were tendered for the Mixed Consideration and $10,000 aggregate principal amount at maturity were tendered for the Cash Consideration. In exchange for the LYONs accepted in the Exchange Offer, the Warburg Entities paid an aggregate amount of approximately $18 million in cash and the Company delivered 6,500,032 shares of its common stock. The Company delivered an additional 1,588,548 shares of its common stock to the Warburg Entities upon conversion of LYONs acquired by them in the Exchange Offer.

9. Long-Term Debt (Continued)

In the second quarter of fiscal 2003, the Company recognized in the Consolidated Statement of Operations a pre-tax charge of $36 million for the loss on long-term debt extinguishment related to the Exchange Offer, which was included in other income (expense), net. This charge reflects a $26 million loss related to the retirement of LYONs and $10 million of expenses related to (i) series C warrants issued to the Warburg Entities; (ii) common stock issued to the Warburg Entities; (iii) transaction costs; and (iv) the unamortized deferred financing costs from the original issuance of LYONs that were retired.

Repurchases of LYONs

During fiscal 2003, the Company repurchased $310 million aggregate principal amount at maturity of LYONs, or $160 million in accreted value, in a series of open market transactions. The Company used a total of approximately $156 million in cash to repurchase these LYONs. The Company recognized a pre-tax gain of approximately $2 million, net of the write-off of deferred financing costs related to the LYONs repurchased.

Conversion of LYONs

As of September 30, 2003, the 549,022 of outstanding LYONs are convertible into 20,557,415 shares of the Company's common stock at any time on or before the maturity date. The conversion rate of 37.4437 will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

The Company will adjust the conversion rate for:

- dividends or distributions on its common stock payable in its common stock or other capital stock of Avaya;
- subdivisions, combinations or certain reclassifications or its common stock;
- distributions to all holders of its common stock of certain rights to purchase its common stock for a period expiring within 60 days at less than the current sale price; and
- distributions to the holders of its common stock of a portion of its assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of the Company) or debt securities issued by the Company or certain rights to purchase its securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of the Company's common stock on the day preceding the date of declaration of the dividend or other distribution).

The Company and the trustee under the indenture governing the LYONs may modify or amend the LYONs or the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to make certain changes to the terms of the indenture and the LYONs, including any change that adversely affects the rights of a holder to convert a LYON.

The Company may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require the Company to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price per LYON of $542.95, $583.40 and $698.20, respectively. The Company may, at its option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If the Company were to purchase all of the 549,022 LYONs outstanding as of September 30, 2003 at the option of the holders, the aggregate purchase price would be approximately $298 million on October 31, 2004, $320 million on October 31, 2006, and $383 million on October 31, 2011.

9. Long-Term Debt (Continued)

If the Company elected to pay the purchase price in shares of Avaya common stock, the number of shares would be equal to the purchase price divided by the average of the market prices of Avaya common stock for the five trading day period ending on the third business day prior to the applicable purchase date.

The indenture governing the LYONs includes certain covenants, including a limitation on the Company's ability to grant liens on significant domestic real estate properties or the stock of its subsidiaries holding such properties.

Senior Secured Notes

In March 2002, the Company issued through an underwritten public offering $440 million aggregate principal amount of 11⅛% Senior Secured Notes due April 2009 ("Senior Secured Notes") and received net proceeds of approximately $425 million, net of a $5 million discount and $10 million of issuance costs. Interest on the Senior Secured Notes is payable on April 1 and October 1 of each year beginning on October 1, 2002. The $5 million discount is being amortized to interest expense over the seven-year term to maturity. The $10 million of issuance costs were recorded as deferred financing costs and are also being amortized to interest expense over the term of the Senior Secured Notes. The proceeds from the issuance were used to repay amounts outstanding under the five-year Credit Facility and for general corporate purposes.

The Company may redeem the Senior Secured Notes, in whole or from time to time in part, at the redemption prices expressed as a percentage of the principal amount plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the following years: (i) 2006 at 105.563%; (ii) 2007 at 102.781%; and (iii) 2008 at 100.0%.

The Senior Secured Notes are secured by a second priority security interest in the collateral securing the Company's obligations under the five-year Credit Facility. In the event that (i) the Company's corporate credit is rated at least BBB by Standard & Poor's and its long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (ii) subject to certain conditions, at least $400 million of unsecured indebtedness is outstanding or available under the Credit Facilities or a bona fide successor credit facility, the security interest in the collateral securing the Senior Secured Notes will terminate. The indenture governing the Senior Secured Notes includes negative covenants that limit the Company's ability to incur secured debt and enter into sale/leaseback transactions. In addition, the indenture also includes conditional covenants that limit the Company's ability to incur debt, enter into affiliate transactions, or make restricted payments or investments and advances. These conditional covenants will apply to the Company until such time that the Senior Secured Notes are rated at least BBB- by Standard & Poor's and Baa3 by Moody's, in each case without a negative outlook or its equivalent.

In May 2003, the Company sold an additional $200 million aggregate principal amount of 11⅛% Senior Secured Notes due April 2009, at a price of 108% of par, resulting in net proceeds of approximately $212 million, which included approximately $2 million in accrued interest and a $16 million premium, partially offset by $6 million of issuance costs. The issuance costs, which were recorded as deferred financing costs, and premium are being amortized to interest expense over the term of the Notes. These Notes constitute a further issuance of, and form a single series with, the 11⅛% Senior Secured Notes due April 2009 that the Company issued in March 2002.

The Company recorded interest expense related to the Senior Secured Notes of $58 million and $25 million for the fiscal years ended September 30, 2003 and 2002, respectively. In addition, the Company recorded interest expense related to the amortization of discount, premium and deferred financing costs on the Senior Secured Notes of $2 million and $1 million for the fiscal years ended September 30, 2003 and 2002, respectively.

9. Long-Term Debt (Continued)

Fair Value of Long-Term Debt

The estimated aggregate fair market value of the Senior Secured Notes increased from September 30, 2002 by $463 million to $742 million as of September 30, 2003, which reflects an increase in the fair market value of the initial Senior Secured Note offering and the fair market value of the add-on public offering which was $232 million. With regard to the LYONs, the estimated aggregate fair value as of September 30, 2003 increased from September 30, 2002 by $112 million to $305 million, which reflects an increase in the fair market value per LYON, partially offset by a reduction in the aggregate fair market value of LYONs extinguished in connection with the Exchange Offer and repurchases during fiscal 2003. The fair market values are based upon quoted market prices and yields obtained through independent pricing sources for the same or similar types of borrowing arrangements taking into consideration the underlying terms of the debt. The following table summarizes the number of outstanding LYONs and Senior Secured Notes, their aggregate accreted value and their related fair market values as of September 30, 2003 and 2002:

	As of September 30, 2003			As of September 30, 2002		
	Number of Notes Outstanding	Accreted Value	Fair Value	Number of Notes Outstanding	Accreted Value	Fair Value
	(dollars in millions)					
LYONs	549,022	$287	$305	943,632	$476	$193
Senior Secured Notes	640,000	$650	$742	440,000	$435	$279

Credit Facility

In April 2003, the Company and the lenders under the Company's five-year revolving credit agreement ("Credit Facility") amended the Credit Facility to reduce the size of the facility to $250 million and amend certain covenants included in the Credit Facility. As of September 30, 2003 and 2002, there were no amounts outstanding under the Credit Facility, which expires in September 2005.

The Credit Facility contains covenants, including a requirement that the Company maintains certain financial covenants relating to a minimum amount of earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted for certain exclusions as summarized below ("Adjusted EBITDA") and a minimum ratio of Adjusted EBITDA to interest expense. The covenants permit the Company to exclude up to a certain amount of business restructuring charges and related expenses, including asset impairment charges, from the calculation of Adjusted EBITDA. The definition of Adjusted EBITDA in the Credit Facility also excludes certain other non-cash charges.

For the four quarter period ending September 30, 2003, the Company was required to maintain a minimum Adjusted EBITDA of $220 million and a ratio of Adjusted EBITDA to interest expense of 2.70 to 1. The Company was in compliance with all required covenants as of September 30, 2003.

The amended Credit Facility requires the Company to maintain a ratio of consolidated Adjusted EBITDA to interest expense of:

- 2.90 to 1 for the four quarter period ending December 31, 2003;
- 3.20 to 1 for the four quarter period ending March 31, 2004;
- 3.50 to 1 for the four quarter period ending June 30, 2004; and
- 4.00 to 1 for each four quarter period thereafter.

Upon the sale of the Company's Connectivity Solutions segment (see Note 20-Subsequent Events), for purposes of these calculations, the ratios above will be reduced (i) by 0.20 for the fiscal quarter in which the Company's Connectivity Solutions segment is sold, (ii) by 0.40 for the fiscal quarter following the fiscal

9. Long-Term Debt (Continued)

quarter referred to in (i) above, (iii) by 0.60 for the fiscal quarter following the fiscal quarter referred to in (ii) above and (iv) by 0.80 for each fiscal quarter thereafter.

The Company is required to maintain consolidated Adjusted EBITDA of:

- $230 million for the four quarter period ending December 31, 2003;
- $270 million for the four quarter period ending March 31, 2004;
- $300 million for the four quarter period ending June 30, 2004;
- $330 million for the four quarter period ending September 30, 2004; and
- $350 million for each four quarter period thereafter.

Upon the sale of the Company's Connectivity Solutions segment, for purposes of these calculations, the minimum Adjusted EBITDA amounts will be reduced (i) by $15 million for the fiscal quarter in which the Company's Connectivity Solutions segment is sold, (ii) by $30 million for the fiscal quarter following the fiscal quarter referred to in (i) above, (iii) by $45 million for the fiscal quarter following the fiscal quarter referred to in (ii) above, and (iv) by $60 million for each fiscal quarter thereafter.

Prior to the amendment, the Company's Credit Facility prohibited the Company from using more than $100 million in cash to redeem or repurchase the LYONs, prior to the October 31, 2004 put date. However, under the amended Credit Facility, this limitation may be increased, up to a maximum of $400 million, by an amount equal to 100% of the net cash proceeds of equity and debt issuances in the capital markets and 50% of the net cash proceeds from the sale of the Company's Connectivity Solutions segment and its corporate aircraft. The $216 million issuance of Senior Secured Notes in May 2003 and the $349 million of net proceeds resulting from the equity offering in September 2003, described in Note 11—Convertible Participating Preferred Stock and Other Equity Transactions, increased the amount of cash the Company may use to repurchase LYONs to the $400 million maximum amount allowable under the Credit Facility. As of September 30, 2003, the Company had used approximately $156 million in cash to repurchase LYONs and, as a result of the amendments to the Credit Facility, the May 2003 public offering of Senior Secured Notes and the September 2003 equity offering, the Company has the ability under the amended Credit Facility to use an additional $244 million in cash to repurchase LYONs.

In connection with the October 31, 2004 put obligation, the amended Credit Facility also requires the Company to maintain, as of each day in the period commencing September 30, 2004 until the later of (a) the date that the put obligation under the LYONs is satisfied and (b) the date upon which the Company delivers to the lenders under the amended Credit Facility a certificate certifying the Company's compliance with the covenants included in the amended Credit Facility for the fiscal quarter ended September 30, 2004, liquidity of not less than $300 million on a pro forma basis as if the put obligation under the LYONs had been satisfied as of such day. For purposes of this calculation, liquidity is defined as the sum of the unused commitments under the Company's amended Credit Facility plus domestic cash, to the extent free and clear of any liens other than liens under the collateral arrangements securing the Company's obligations to the lenders under the amended Credit Facility, less its obligations under its Senior Secured Notes and the put obligation related to the LYONs had it been satisfied as of such day. To the extent the Company can satisfy this liquidity test, it may use cash to satisfy any put obligation with respect to the LYONs.

The Credit Facility was also amended to permit the Company to issue up to $200 million in debt provided such debt is junior to the amended Credit Facility and matures not less than 90 days after the amended Credit Facility matures in September 2005. Pursuant to this provision of the amended Credit Facility, in May 2003, the Company issued $200 million aggregate principal amount of Senior Secured Notes as described above. In addition, the Credit Facility was amended to reduce the Company's ability to incur other

9. Long-Term Debt (Continued)

secured and unsecured debt, make investments, and to prohibit the Company from prepaying long-term debt other than the LYONs.

See Note 20—Subsequent Events for disclosure regarding an amendment made to the Credit Facility in October 2003.

10. Derivatives and Other Financial Instruments

The Company conducts its business on a multi-national basis in a wide variety of foreign currencies and, as such, uses derivative financial instruments to reduce earnings and cash flow volatility associated with foreign exchange rate changes. Specifically, the Company uses foreign currency forward contracts, and to a lesser extent, foreign currency options to mitigate the effects of fluctuations of exchange rates associated with certain existing assets and liabilities that are denominated in non-functional currencies and, from time to time, to reduce anticipated net foreign currency cash flows resulting from normal business operations. In addition, the Company uses interest rate swap agreements to manage its proportion of fixed and floating rate debt and to reduce interest expense.

The Company engages in foreign currency hedging activities to reduce the risk that changes in exchange rates will adversely affect the eventual net cash flows resulting from the sale of products to foreign customers and purchases from foreign suppliers. The Company believes that it has achieved risk reduction and hedge effectiveness because the gains and losses on its derivative instruments substantially offset the losses and gains on the assets, liabilities and transactions being hedged. Hedge effectiveness is periodically measured by comparing the change in fair value of each hedged foreign currency exposure at the applicable market rate with the change in market value of the corresponding derivative instrument.

Recorded Transactions

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries' books, which are denominated in currencies other than the subsidiary's functional currency. When these items are revalued into the subsidiary's functional currency at the month-end exchange rates, the fluctuations in the exchange rates are recognized in earnings as other income or expense. Changes in the fair value of the Company's foreign currency forward and option contracts used to offset these exposed items are also recognized in earnings as other income or expense in the period in which the exchange rates change. For the fiscal years ended September 30, 2003 and 2002, the changes in the fair value of the foreign currency forward and option contracts were substantially offset by changes resulting from the revaluation of the hedged items.

Forecasted Transactions

From time to time, the Company uses foreign currency forward and option contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward and option contracts is recognized as other income or expense in the period in which the exchange rates change. For the fiscal year ended September 30, 2003, these gains and losses were not material to the Company's results of operations. The Company did not use any foreign currency forward or option contracts for forecasted transactions in fiscal 2002. As permitted under SFAS 133, the Company has elected not to designate its forward and option contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The notional amount of the Company's financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amount as of September 30, 2003 and 2002 of the Company's foreign

10. Derivatives and Other Financial Instruments (Continued)

currency forward contracts were $472 million and $271 million, respectively. As of September 30, 2003, the Company did not hold any foreign currency option contracts. As of September 30, 2002, the notional amount of the Company's foreign currency option contracts were $20 million. In fiscal 2003, these notional amounts principally represent the equivalent in U.S. dollars for contracts in euros of $256 million, British pound sterling of $153 million, Australian dollars of $14 million, Mexican pesos of $12 million, Canadian dollars of $10 million and other foreign currencies of $27 million. In fiscal 2002, these notional amounts principally represented the equivalent in U.S. dollars for contracts in British pounds sterling of $121 million, euros of $116 million, Canadian dollars of $31 million and other foreign currencies of $23 million.

Fair Value

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity and variable rates of interest.

As of September 30, 2003 and 2002, the estimated fair values of forward contracts and options were $11 million and $10 million, respectively, and were included in other current assets. The estimated fair values of these forward contracts and options were based on market quotes obtained through independent pricing sources.

Interest Rate Swap Agreements

In April 2002, the Company entered into two interest rate swap agreements with a total notional amount of $200 million that were to mature in April 2009 and were executed in order to: (i) convert a portion of the Senior Secured Notes fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

In December 2002, the Company cancelled both interest rate swap agreements. The cancellation resulted in a reduction to other assets for the removal of the fair market value of the interest rate swaps and cash proceeds of $19 million representing a deferred gain, which is being recognized as a reduction to interest expense over the remaining term to maturity of the Senior Secured Notes. The Company recognized $3 million in fiscal 2003, as a reduction to interest expense related to this deferred gain. The unamortized balance of the deferred gain is included in long-term debt on the Consolidated Balance Sheet and amounted to $16 million as of September 30, 2003.

Under these agreements, the Company received a fixed interest rate of 11⅛% and paid a floating interest rate based on the six-month LIBOR (in arrears) plus an agreed-upon spread, which was equal to a weighted average interest rate of 6.8% as of September 30, 2002. The amounts paid and received were calculated based on the total notional amount of $200 million. Since the relevant terms of the swap agreements matched the corresponding terms of the Senior Secured Notes, there was no hedge ineffectiveness. Accordingly, as required by SFAS 133, gains and losses on the swap agreements fully offset the losses and gains on the hedged portion of the Senior Secured Notes, which were marked to market at each reporting date. As of September 30, 2002, the Company recorded the fair market value of the swaps of $22 million as other assets along with a corresponding increase to the hedged debt with equal and offsetting unrealized gains and losses included in other income (expense), net.

Interest payments were recognized through interest expense and were to be made and received on the first day of each April and October, commencing on October 1, 2002 and ending on the maturity date. On the last day of each semi-annual interest payment period, the interest payment for the previous six months was to be made based upon the six-month LIBOR rate (in arrears) on that day, plus the applicable spread, as shown in the table below. Since the interest rate was not known until the end of each semi-annual interest period,

10. Derivatives and Other Financial Instruments (Continued)

estimates were used during such period based upon published forward-looking LIBOR rates. Any differences between the estimated interest expense and the actual interest payment were recorded to interest expense at the end of each semi-annual interest period. These interest rate swaps resulted in a reduction to actual interest expense in fiscal 2002 of $4 million.

The following table outlines the terms of the swap agreements:

Maturity Date	Notional Amount	Receive Fixed Interest Rate	Pay Variable Interest Rate
	(dollars in millions)		
April 2009	$150	11⅛%	Six month LIBOR (in arrears) plus 5.055% spread
April 2009	50	11⅛%	Six month LIBOR (in arrears) plus 5.098% spread
Total	$200		

Each counterparty to the swap agreements was a lender under the five-year Credit Facility. The Company's obligations under these swap agreements were secured on the same basis as its obligations under the five-year Credit Facility.

Non-Derivative and Off-Balance-Sheet Instruments

Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. See Note 18—Commitments and Contingencies for the disclosure of these items.

11. Convertible Participating Preferred Stock and Other Equity Transactions

Warburg Transactions

Convertible Participating Preferred Stock

In October 2000, the Company sold to the Warburg Entities four million shares of the Company's Series B convertible participating preferred stock and series A and series B warrants to purchase the Company's common stock for an aggregate purchase price of $400 million. The Series B preferred stock had an aggregate initial liquidation value of $400 million and accreted at an annual rate of 6.5%, compounded quarterly. The $400 million of proceeds were initially allocated between the Series B preferred stock and warrants based upon the relative fair market value of each security. The fair value allocated to the Series B preferred stock of $368 million was recorded in the mezzanine section of the Consolidated Balance Sheet and the fair value allocated to the warrants of $32 million was included in additional paid-in capital.

In March 2002, the Company completed a series of transactions pursuant to which the Warburg Entities acquired 53 million shares of Avaya common stock by (i) converting all four million shares of the Series B preferred stock into 38,329,365 shares of the Company's common stock based on a conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71 per share, (ii) exercising 286,682 warrants at an exercise price of $34.73 per share resulting in gross proceeds of approximately $10 million, and (iii) purchasing 14,383,953 shares of the Company's common stock for $6.26 per share, which was the reported closing price of Avaya's common stock on the New York Stock Exchange on March 8, 2002, resulting in gross proceeds of approximately $90 million. In connection with these transactions, the Company incurred approximately $4 million of transaction costs, which were recorded as a reduction to additional paid-in capital. Following these transactions, there were no shares of Series B preferred stock outstanding.

11. Convertible Participating Preferred Stock and Other Equity Transactions (Continued)

The conversion of the Series B preferred stock and the exercise of the warrants resulted in a charge to accumulated deficit of approximately $125 million, which primarily represented the impact of reducing the preferred stock conversion price from $26.71 per share to $11.31 per share. The Company also recorded as a reduction to accumulated deficit a total of $12 million and $27 million of accretion for the period from October 1, 2001 through the date of conversion and for fiscal 2001, respectively.

Warrants to Purchase Common Stock

In consideration of their agreement to participate in the LYONs Exchange Offer, in December 2002, the Company granted the Warburg Entities series C warrants that have a four-year term and are exercisable for an aggregate of 7,355,824 shares of Avaya common stock at an exercise price of $3.50 per share. The fair value of these warrants was estimated to be $5 million and was included in additional paid-in capital. During the second quarter of fiscal 2003, upon completion of the Exchange Offer, the Company recognized the cost of these warrants as a commitment fee and recorded the amount in loss on long-term debt extinguishment, net, which is a component of other income (expense), net.

As of September 30, 2003, the Warburg Entities hold warrants to purchase the following additional shares of the Company's common stock:

Warrants	Number of Shares	Exercise Price	Expiration Date
Series A	1,143,564	$34.73	October 2, 2004
Series B	5,379,732	$34.73	October 2, 2005
Series C	7,355,824	$ 3.50	December 23, 2006
Total	13,879,120		

Public Offerings of Common Stock

In September 2003, the Company sold 34.5 million shares of common stock for $10.20 per share in a public offering. The Company received proceeds of approximately $349 million, which was net of approximately $3 million of underwriting discounts and commissions reflected as a reduction to additional paid-in capital.

In March 2002, the Company sold 19.55 million shares of common stock for $5.90 per share in a public offering. The Company received proceeds of approximately $112 million, which was net of approximately $3 million of underwriting fees reflected as a reduction to additional paid-in capital.

12. Loss Per Share of Common Stock

Basic earnings (loss) per common share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share is calculated by adjusting net loss available to common stockholders and weighted average outstanding shares, assuming conversion of all potentially dilutive securities including stock options, restricted stock units, warrants, convertible participating preferred stock and convertible debt.

Net loss available to common stockholders for both the basic and diluted loss per common share calculations for the fiscal year ended September 30, 2002 includes the $125 million conversion charge related to the Series B preferred stock.

12. Loss Per Share of Common Stock (Continued)

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions, except per share amounts)		
Net loss available to common stockholders	$ (88)	$ (803)	$ (379)
Shares used in computing loss per common share:			
Basic and Diluted	378	330	284
Loss per common share:			
Basic and Diluted	$(0.23)	$(2.44)	$(1.33)
Securities excluded from the computation of diluted loss per common share:			
Options(1)	43	45	52
Restricted stock units(1)	4	—	—
Series B preferred stock(2)	—	38	16
Warrants(1)	10	12	12
Common shares issuable upon conversion of LYONs:			
Settled in common shares(3)	136	93	—
Settled in cash(4)	20	—	—
Total	213	188	80

(1) These securities have been excluded from the diluted loss per common share calculation either because the respective exercise prices are greater than the average market value of the underlying stock, or their inclusion would have been antidilutive.

(2) As a result of the conversion of the Series B convertible participating preferred stock during fiscal 2002, the conversion price was decreased from $26.71 per share to $11.31 per share. When applying the "if-converted" method in fiscal 2002, the shares are assumed to have been converted from October 1, 2001 through the date of conversion.

(3) These securities represent the average number of shares issuable by the Company if it were required to purchase LYONs currently outstanding as of September 30, 2003 on the initial October 31, 2004 put date. However, such securities were excluded from the diluted loss per common share calculation as their inclusion would have been antidilutive.

(4) These securities have been excluded from the diluted loss per common share calculation due to the assumption that this portion of the debt would have been settled in cash.

13. Income Taxes

A reconciliation of the Company's income tax provision (benefit) at the federal statutory rate to the income tax provision (benefit) at the effective tax rate is as follows:

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions)		
Income tax provision (benefit) computed at the federal statutory rate	$ 2	$(140)	$(199)
State and local income taxes, net of federal income tax effect	2	(14)	(24)
Tax differentials on foreign earnings	17	55	(13)
Purchased in-process research and development and other acquisition related costs	—	(7)	2
Non-deductible restructuring costs	17	11	13
LYONs redemption	6	—	—
Audit settlements	(45)	(7)	—
Sale of investments	(5)	—	—
Non-deductible meals and entertainment and employee benefit costs	2	1	2
Other differences—net	(1)	2	1
Valuation allowance	98	364	—
Provision (benefit) for income taxes	$ 93	$ 265	$(218)

The following table presents the U.S. and foreign components of income (loss) before income taxes and the provision (benefit) for income taxes:

	Year Ended September 30,		
	2003	2002	2001
	(dollars in millions)		
INCOME (LOSS) BEFORE INCOME TAXES:			
U.S.	$ 2	$(352)	$(456)
Foreign	3	(49)	(114)
Income (loss) before income taxes	$ 5	$(401)	$(570)
PROVISION (BENEFIT) FOR INCOME TAXES:			
CURRENT			
Federal	$—	$ —	$ —
State and local	3	—	—
Foreign	22	22	46
Subtotal	$25	$ 22	$ 46
DEFERRED			
Federal	$49	$ 199	$(219)
State and local	22	45	(38)
Foreign	(3)	(1)	(7)
Subtotal	$68	$ 243	$(264)
Provision (benefit) for income taxes	$93	$ 265	$(218)

13. Income Taxes (Continued)

The components of deferred tax assets and liabilities as of September 30, 2003 and 2002 are as follows:

	As of September 30,	
	2003	2002
	(dollars in millions)	
DEFERRED INCOME TAX ASSETS		
Benefit obligations	$ 506	$ 523
Accrued liabilities	346	387
Net operating loss/credit carryforwards	436	241
Other	59	82
Gross deferred tax assets	$1,347	$1,233
DEFERRED INCOME TAX LIABILITIES		
Property, plant and equipment	$ (41)	$ (5)
Other	(53)	(84)
Gross deferred tax liabilities	$ (94)	$ (89)
Valuation allowance	$ (814)	$ (612)
NET DEFFERED TAX ASSET	$ 439	$ 532

As of September 30, 2003, the Company had tax credit carryforwards of $37 million and federal, state and local and foreign net operating loss carryforwards (after-tax) of $399 million. The various tax credit carryforwards of $11 million, $16 million and $10 million expire within 5 years, between 5 and ten years, and in excess of ten years, respectively. Federal and state net operating loss carryforwards expire through the year 2023, the majority of which expire in excess of ten years. The majority of foreign net operating loss carryforwards have no expiration.

During fiscal 2003, the Company recorded an increase of $202 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance is comprised of an $83 million provision for income taxes to reflect the difference between the actual and expected tax gain associated with the LYONs Exchange Offer, a $93 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS No. 87, "Employers' Accounting for Pensions," ("SFAS 87"), and a $3 million adjustment related to the exercise of stock options which served to decrease taxable income for the year. In addition, the valuation allowance balance increased by $32 million as a result of the reversal of certain deferred tax liabilities related to pre-spin federal income tax audits. The increase in the valuation allowance was partially offset by a $9 million benefit included in the tax provision as a result of having positive book taxable income for the year including certain other tax adjustments.

During fiscal 2002, the Company recorded an increase of $563 million to its net deferred tax asset valuation allowance. The increase in the valuation allowance was comprised of a $364 million charge included in the provision for income taxes and a $202 million reduction in accumulated other comprehensive loss associated with the minimum pension liability recorded in accordance with SFAS 87. The increase in the valuation allowance was partially offset with $3 million of net operating losses that expired during fiscal 2002.

The valuation allowances recorded in fiscal 2003 and 2002 were calculated in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes," which places primary importance on the Company's cumulative operating results.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and certain distinct tax planning

13. Income Taxes (Continued)

strategies in making this assessment. The amount of net deferred tax determined to be realizable was measured by calculating the tax effect of the tax planning strategies, which include potential sale of assets and liabilities. Based on this assessment, as of September 30, 2003, the Company determined that it is more likely than not that $439 million of such assets will be realized, therefore resulting in a valuation allowance of $814 million. Based on the fiscal 2002 assessment, the Company had determined that it was more likely than not that $532 million of such assets were to be realized, therefore resulting in a valuation allowance of $612 million. If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $681 million and $632 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2003 and 2002, respectively, since the Company intends to reinvest these earnings indefinitely.

14. Benefit Obligations

Pension and Postretirement Benefits

The Company maintains defined benefit pension plans covering the majority of its employees and retirees, and postretirement benefit plans for retirees that include healthcare benefits and life insurance coverage. In fiscal 2003, the Company adopted amendments to its pension and postretirement plans. Effective December 31, 2003, the Company froze the benefit accruals and additional participation in the plans for its management employees. The Company also enhanced its 401(k) savings plan for its management employees, effective January 1, 2004. The changes in the pension and postretirement plans were accounted for as curtailments in accordance with SFAS 88. Effective June 1, 2003, the Company entered into new collective bargaining agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers, which included pension increases and postretirement healthcare limitation increases over the term of the 3 year agreements. Additionally, the Company provided current retirees of the management pension plan with a one-time opportunity to take a full or partial lump sum distribution from the plan with a payout date of December 1, 2003.

For the fiscal year ended September 30, 2003, the Company recorded a net pension credit of $8 million, which included a $31 million curtailment gain from freezing management pension benefit accruals, and a $7 million charge for special termination benefits offered to represented employees as a result of the new collective bargaining agreements. The Company also recorded a net postretirement benefit expense of $18 million, which included a $15 million gain related to the curtailment. During fiscal 2003, the projected benefit obligation decreased by $55 million as a result of the amendments to the Company's pension plan for the curtailment of benefit accruals, the new collective bargaining agreements, and the lump sum distribution for its retirees. The projected postretirement benefit obligation increased by $98 million as a result of the amendment to the Company's postretirement plan for the collective bargaining agreements.

In fiscal 2003, the Company made contributions totaling $155 million to its pension plans, which included $42 million under the minimum funding requirements of ERISA and a $105 million voluntary contribution to fund the pension obligation for management employees. This voluntary contribution eliminated the required contribution that was to be made in fiscal 2004.

On September 30, 2003, the Company's annual measurement date, the accumulated benefit obligation related to the Company's pension plans exceeded the fair value of the pension plan assets (such excess is referred to as an unfunded accumulated benefit obligation). This difference reflects an increase in the accumulated benefit obligation that resulted from a decrease from 6.5% to 6.0% in the interest rate used to

14. Benefit Obligations (Continued)

discount the projected benefit obligation to its present settlement amount. The unfunded accumulated benefit obligation exceeded the Company's accrued pension liability by $813 million, an increase of $265 million from September 30, 2002. As a result, in accordance with SFAS 87, the Company recorded an adjustment to increase the additional minimum pension liability from $548 million at September 30, 2002 to $813 million at September 30, 2003. This resulted in a $237 million increase to accumulated other comprehensive loss, from $513 million at September 30, 2002 to $750 million at September 30, 2003, and a $28 million increase to intangible assets, from $35 million at September 30, 2002 to $63 million at September 30, 2003.

In conjunction with the recognition of the additional minimum pension liability, the Company also recorded in fiscal 2003 a deferred tax asset of $93 million for which a full valuation allowance was established. This increased the deferred tax asset related to the minimum pension liability from $202 million at September 30, 2002, to $295 million at September 30, 2003. Accordingly, both the deferred tax asset and related valuation allowance were recorded through accumulated other comprehensive loss.

In fiscal 2002, the Company recorded pension and postretirement expense of $6 million and $23 million, respectively, including charges for curtailment and special termination benefits of $1 million each related to its pension plan, in connection with the Company's business restructuring efforts. During fiscal 2002, the Company amended its pension plan for represented employees by increasing the pension benefit for certain employees, which resulted in an increase of $11 million to the projected benefit obligation.

In fiscal 2001, the Company recorded pension and postretirement expense of $457 million and $138 million, respectively, including charges for curtailment and special termination benefits of $474 million and $112 million, respectively, in connection with the Company's business restructuring efforts. The Company's pension plans experienced significant decreases in the number of active employees due to these restructuring initiatives related to a manufacturing outsourcing transaction and an early retirement program. As a result, interim measurements were performed and curtailment accounting was implemented. The Company recognized a charge from curtailment and special termination benefits related to its pension plan of $26 million and $448 million, respectively. The Company has several non-pension postretirement benefit plans. Consistent with the curtailment accounting recorded for pensions during fiscal 2001, the Company recorded curtailment and special termination benefit charges of $91 million and $21 million, respectively. The special termination benefits provided employees with improved pension benefits and earlier eligibility for postretirement benefits.

14. Benefit Obligations (Continued)

The following table shows the activity in the Company's defined benefit and postretirement plans:

	Pension Benefits		Postretirement Benefits	
	As of September 30,		As of September 30,	
	2003	2002	2003	2002
	(dollars in millions)			
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation as of October 1	$2,739	$2,518	$ 586	$ 513
Service cost	53	54	6	6
Interest cost	173	171	38	37
Amendments	(55)	11	98	—
Actuarial loss	316	177	48	58
Special termination benefits	7	1	—	—
Benefits paid	(193)	(193)	(40)	(28)
Benefit obligation as of September 30	$3,040	$2,739	$ 736	$ 586
CHANGE IN PLAN ASSETS				
Fair value of plan assets as of October 1	$1,941	$2,371	$ 147	$ 174
Actual return (loss) on plan assets	311	(241)	27	(13)
Employer contributions	155	4	21	14
Benefits paid	(193)	(193)	(40)	(28)
Fair value of plan assets as of September 30	$2,214	$1,941	$ 155	$ 147
UNFUNDED STATUS OF THE PLAN	$ (826)	$ (798)	$(581)	$(439)
Unrecognized prior service cost	39	1	94	(16)
Unrecognized transition asset	—	(1)	—	—
Unrecognized net loss	778	626	160	124
Accrued benefit cost	$ (9)	$ (172)	$(327)	$(331)
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:				
Accrued benefit cost	$ (822)	$ (720)	$(327)	$(331)
Intangible asset	63	35	—	—
Accumulated other comprehensive loss	750	513	—	—
Net amount recognized	$ (9)	$ (172)	$(327)	$(331)

	As of September 30,	
	2003	2002
PENSION AND POSTRETIREMENT BENEFITS WEIGHTED AVERAGE ASSUMPTIONS		
Discount rate	6.0%	6.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	4.0%	4.0%

For postretirement healthcare, a 10.3% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for fiscal 2003. The rate was assumed to decline gradually to 5.0% by the year 2009, and remain at that level thereafter.

14. Benefit Obligations (Continued)

	Pension Benefits			Postretirement Benefits		
	Year ended September 30,			Year ended September 30,		
	2003	2002	2001	2003	2002	2001
	(dollars in millions)					
COMPONENTS OF NET PERIODIC BENEFIT (CREDIT) COST						
Service cost	$ 53	$ 54	$ 79	$ 6	$ 6	$ 11
Interest cost	173	171	128	38	37	30
Expected return on plan assets	(214)	(217)	(208)	(18)	(19)	(18)
Amortization of unrecognized prior service cost	5	4	16	4	—	5
Recognized net actuarial loss (gain)	—	(1)	(19)	3	(1)	(2)
Amortization of transition asset	(1)	(7)	(13)	—	—	—
Curtailment (gain) loss	(31)	1	26	(15)	—	91
Special termination benefits	7	1	448	—	—	21
Net periodic benefit (credit) cost	$ (8)	$ 6	$ 457	$ 18	$ 23	$138

As of September 30, 2003 and 2002, the Company's pension and postretirement plan assets did not hold any direct investment in the Company's common stock.

Postretirement health care trend rates have a slight effect on the amounts reported for the postretirement health care plan. A one-percentage-point increase in the Company's healthcare cost trend rates would have increased the postretirement benefit obligation by $1 million. Conversely, a one-percentage-point decrease would have decreased the postretirement benefit obligation by $1 million. A one-percentage-point change in the Company's healthcare cost trend rates would have had a minimal effect on the total of the service and interest cost components of net periodic benefit costs.

Savings Plans

The majority of the Company's employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. The Company's expense related to these savings plans was $31 million, $24 million and $58 million in fiscal 2003, 2002 and 2001, respectively.

Effective January 1, 2004, the Company enhanced its savings plans for management employees that increased the value of the Company's contribution towards the plans.

15. Stock Compensation Plans

The Company has stock compensation plans, which provide for the issuance to eligible employees of nonqualified stock options and restricted stock units representing Avaya common stock. In addition, the Company has a stock purchase plan under which eligible employees have the ability to purchase shares of Avaya common stock at 85% of market value.

Stock Options

Stock options are generally granted with an exercise price equal to or above the market value of a share of common stock on the date of grant, have a term of 10 years or less and vest within four years from the date of grant. As of September 30, 2003, there were approximately 42 million stock options authorized for grant to purchase Avaya common stock under the Company's stock compensation plans.

15. Stock Compensation Plans (Continued)

In connection with certain of the Company's acquisitions, outstanding stock options held by employees of acquired companies became exercisable for Avaya's common stock, according to their terms, effective at the acquisition date. For acquisitions accounted for as purchases, the fair value of these options was included as part of the purchase price.

The following table summarizes information concerning options outstanding including the related transactions for the fiscal years ended September 30, 2003, 2002 and 2001:

	Shares (000's)	Weighted Average Exercise Price
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2000	44,971	$31.63
Granted/Assumed	31,626	15.00
Exercised	(1,384)	4.81
Forfeited/Expired/Exchanged(1)	(26,890)	30.35
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2001	48,323	19.83
Granted	10,391	6.53
Exercised	(153)	3.84
Forfeited and Expired(2)	(13,733)	24.23
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2002	44,828	15.46
Granted	14,076	3.26
Exercised	(1,087)	5.24
Forfeited and Expired	(6,115)	14.67
OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 2003	51,702	$12.44

(1) Includes the exchange of 19,506 employee stock options for restricted stock units, as noted below.

(2) Primarily represents normal option expiration and forfeitures attributed to employee departures resulting from the Company's business restructuring initiatives.

The weighted average fair value of the Company's stock options granted during the fiscal years ended September 30, 2003, 2002 and 2001, calculated using the Black-Scholes option-pricing model, was $1.80, $3.14, and $5.86 per share, respectively.

The following table summarizes the status of the Company's stock options as of September 30, 2003:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares (000's)	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
$ 0.01 to $ 3.25	12,611	6.13	$ 2.94	1,072	$ 2.78
$ 3.26 to $ 7.39	7,664	5.66	6.34	3,264	6.39
$ 7.40 to $11.75	3,003	6.75	10.48	1,525	10.91
$11.76 to $21.09	21,096	6.87	15.20	13,696	14.87
$21.10 to $51.21	7,328	5.23	28.08	7,184	27.88
Total	51,702		$12.44	26,741	$16.62

At September 30, 2002, there were 18.1 million exercisable outstanding stock options with a weighted average exercise price of $19.94. At September 30, 2001, there were 13.4 million exercisable outstanding stock options with a weighted average exercise price of $26.03.

15. Stock Compensation Plans (Continued)

Non-Employee Directors Plan

The Company also has a Stock Compensation Plan for Non-Employee Directors under which stock options have been granted. Stock options were granted to Non-Employee Directors in order to attract and retain qualified individuals to serve as members of the Board of Directors. The options granted were priced at the fair market value on the date of grant. These options generally became exercisable six months from the date of grant and expire after ten years. No options have been granted under this plan since December 2002.

As of September 30, 2003, there were approximately 915 thousand stock options outstanding under this plan with a weighted average exercise price of $10.08 issued to Non-Employee Directors.

Employee Stock Purchase Plan

Under the terms of the Company's employee stock purchase plan, eligible employees may have up to 10% of eligible compensation deducted from their pay to purchase Avaya common stock. The Avaya Inc. Employee Stock Purchase Plan ("2000 ESPP") was terminated on March 1, 2003 and replaced with the Avaya Inc. 2003 Employee Stock Purchase Plan ("2003 ESPP") which has terms virtually identical to the 2000 ESPP. The 2003 ESPP was approved by the Company's stockholders in February 2003, became effective January 1, 2003, and expires on March 1, 2006. All purchases of the Company's common stock made after December 31, 2002 were made under the 2003 ESPP.

Under the 2003 and 2000 ESPPs, the per share purchase price is 85% of the average high and low per share trading price of Avaya's common stock on the New York Stock Exchange ("NYSE") on the last trading day of each month. During the fiscal years ended September 30, 2003, 2002 and 2001, 3.9 million, 3.8 million and 3.0 million shares were purchased under the 2003 and 2000 ESPPs at a weighted average price of $2.48, $4.85 and $10.95, respectively.

Restricted Stock Units

The Company's stock compensation plans permit the granting of restricted stock units to eligible employees at fair market value at the date of grant and typically become fully vested over a three-year period. Restricted stock units are payable in shares of the Company's common stock upon vesting. The Company records compensation expense for the amortization of restricted stock units issued to employees, utilizing the intrinsic-value method, which would result in the same amount of compensation expense that would be recognized as if the Company had applied the fair value recognition provisions of SFAS 123. Compensation expense recorded under APB 25 related to restricted stock units was $31 million, $24 million, and $17 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively, of which $1 million and $7 million was recorded as business restructuring charges in fiscal 2002 and 2001, respectively.

The following table presents the total number of shares of common stock represented by restricted stock units granted to Company employees, including those granted in connection with the Exchange described below:

	Year Ended September 30,		
	2003	2002	2001
Restricted stock units granted (000's)	6,247	526	4,394
Weighted average market value of shares granted during the period	$ 3.29	$7.11	$13.06

As of September 30, 2003, there were approximately 8 million restricted stock units not vested that are outstanding.

15. Stock Compensation Plans (Continued)

In connection with the amounts recorded as a business restructuring charge for the vesting of restricted stock units, the Company issued 93,000 and 326,000 common shares to employees who departed the business in fiscal 2002 and 2001, respectively.

In June 2001, the Company commenced an offer to eligible employees to exchange (the "Exchange") certain employee stock options for restricted stock units representing common shares. The Exchange was based on a predetermined exchange value divided by $12.85 per common share, which was the average of the high and low trading prices of Avaya common stock on the NYSE on July 26, 2001. As a result of the Exchange, approximately 19.5 million options were cancelled and approximately 3.4 million restricted stock units were granted on July 31, 2001. The restricted stock units resulting from the Exchange will vest in three succeeding annual anniversary dates beginning on August 1, 2002, subject to acceleration of vesting upon certain events.

The Company recorded approximately $43 million as non-cash deferred compensation for the intrinsic value of the restricted stock units on the effective date of the Exchange. This amount was calculated by multiplying the number of restricted stock units by $12.62, which was the average of the high and low trading price of the Company's common stock on the NYSE on July 31, 2001, the date of grant of the restricted stock units. The non-cash deferred compensation associated with the restricted stock units will be recognized as compensation expense recorded under APB 25, on a straight-line basis over the three-year vesting period.

16. Operating Segments

The Company reports its operations in four segments which include ECG, SMBS, Services and Connectivity Solutions. During the third quarter of fiscal 2003, the Company changed the name of the Converged Systems and Applications segment to ECG. The ECG segment is focused on the sale of communications products and applications to large enterprises and includes IP telephony, traditional voice communications systems, unified communications applications, multi-media contact center offerings, and appliances, such as telephone sets. ECG's operating results also include our professional services organization that provides services required to customize the Company's communications applications solutions for individual customer needs. The SMBS segment develops, markets and sells communications products and applications, including IP telephony systems, traditional voice systems, unified communication and contact center applications, for small and medium-sized businesses. Traditional voice communication systems designed for small and medium-sized businesses are also known as Key and hybrid telephony systems. The Services segment offers a comprehensive portfolio of services that enable customers to plan, design, build and manage their communications networks. The Connectivity Solutions segment, which the Company agreed to sell in October 2003, provides structured cabling systems and electronic cabinets to its customers.

The segments are managed as four functional businesses and, as a result, include certain allocated costs and expenses of shared services, such as information technology, human resources, legal and finance. Costs remaining in the other unallocated category represent expenses that are not identified with the operating segments and include costs incurred to maintain vacant real estate facilities. Intersegment sales approximate fair market value and are not significant.

16. Operating Segments (Continued)

Reportable Segments

Summarized financial information relating to the Company's reportable segments is shown in the following table:

	Reportable Segments				Corporate		
	Enterprise Communications Group	Small and Medium Business *Solutions*	Services	Connectivity *Solutions*	Business Restructuring (Charges), Reversals and Related (Expenses), Net	Other Unallocated *Amounts*	Total *Consolidated*
				(dollars in millions)			
2003							
Revenue	$1,738	$225	$1,833	$ 542	$ —	$ —	$4,338
Operating income (loss)	(62)	(3)	157	3	5	14	114
Capital expenditures(1)	5	—	4	3	—	48	60
Depreciation and amortization(1)	93	6	59	38	—	5	201
Assets:							
Receivables, less allowances(2)	—	—	—	66	—	644	710
Inventory	120	26	118	142	—	—	406
Goodwill	118	28	—	—	—	—	146
Corporate assets(3)	—	—	—	—	—	2,795	2,795
Total assets	$ 238	$ 54	$ 118	$ 208	$ —	$3,439	$4,057
2002							
Revenue	$2,080	$236	$2,068	$ 572	$ —	$ —	$4,956
Operating income (loss)(4)	(205)	(24)	271	(72)	(209)	(109)	(348)
Capital expenditures(1)	6	—	5	7	—	93	111
Depreciation and amortization(1)	112	11	65	35	—	6	229
Assets:							
Receivables, less allowances(2)	—	—	—	42	—	834	876
Inventory	201	28	109	129	—	—	467
Goodwill	118	26	—	—	—	—	144
Corporate assets(3)	—	—	—	—	—	2,410	2,410
Total assets	$ 319	$ 54	$ 109	$ 171	$ —	$3,244	$3,897
2001							
Revenue	$2,871	$313	$2,286	$1,323	$ —	$ —	$6,793
Operating income (loss)(5)	10	(13)	168	257	(885)	(101)	(564)
Capital expenditures(1)	26	2	15	26	—	272	341
Depreciation and amortization(1)	142	26	58	42	—	5	273
Assets:							
Receivables, less allowances(2)	—	—	—	173	—	990	1,163
Inventory(6)	—	—	—	—	—	649	649
Goodwill	108	67	—	—	—	—	175
Corporate assets(3)	—	—	—	—	—	2,661	2,661
Total assets	$ 108	$ 67	$ —	$ 173	$ —	$4,300	$4,648

(1) Management does not allocate to the segments certain capital expenditures that are not directly managed by or identified with the reportable segments and, as such, has reported these amounts in the other unallocated category. However, the associated depreciation and amortization expense has been allocated to each segment since these amounts are included in each segment's results for purposes of evaluating performance.

(2) Although the ECG, SMBS and Services segments are managed separately due to their distinct product and service offerings, distribution channels and marketing strategies, the billing process is integrated for these three segments due to synergies including

16. Operating Segments (Continued)

the combined sale of both product and services to individual customers. Management does not segregate receivables between these three segments for internal reporting, evaluating performance or allocating capital and, therefore, reports these amounts in the other unallocated category. The billing process and operations of Connectivity Solutions are managed and maintained separately from ECG, SMBS and Services and, accordingly, these receivables are reported separately.

(3) Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and property, plant and equipment. Corporate assets are included in the other unallocated category since they are managed at a corporate level and are not identified with the segments.

(4) Included in other unallocated amounts is a $71 million goodwill and intangibles impairment charge recorded in fiscal 2002 comprised of $47 million attributed to SMBS and $24 million related to ECG. These amounts have not been allocated to the segments because the charges were recorded at a corporate level and management views segment results independent of these charges.

(5) In fiscal 2001, the business restructuring category includes $48 million of start-up activities related to establishing independent operations.

(6) The Company is unable to restate inventory for fiscal 2001 into the current segment presentation as this would be impractical, involve excessive cost and require extensive estimation and, therefore, has included inventory in the other unallocated category for such periods.

Geographic Information

Financial information relating to the Company's revenue by geographic area was as follows:

	External Revenue(1)			Long-Lived Assets(2)	
	Year Ended September 30,			As of September 30,	
	2003	2002	2001	2003	2002
	(dollars in millions)				
U.S.	$3,204	$3,647	$5,158	$689	$794
International	1,134	1,309	1,635	94	102
Total	$4,338	$4,956	$6,793	$783	$896

(1) Revenue is attributed to geographic areas based on the location of customers.

(2) Represents property, plant and equipment, net.

Concentrations

Following the sale by Lucent in March 2000 of its primary distribution function for voice communications systems for small and mid-sized enterprises to Expanets, Inc. ("Expanets"), the Company agreed in May 2001 to provide a $125 million short-term secured line of credit to Expanets. The line of credit applied to certain unpaid amounts and outstanding receivables due to the Company by Expanets and was secured by a first priority lien on Expanets' receivables and inventory. In March 2002, the Company entered into an amended Dealer Credit Agreement with Expanets and its parent company, NorthWestern Corporation ("NorthWestern") to provide for installment payments under the line of credit with the final balance due to the Company on December 31, 2002.

The Company had been engaged in discussions with Expanets regarding certain operating issues and customer data and billing management services related to the March 2000 sale to Expanets. Although these issues were unrelated to Expanets' and NorthWestern's obligations under the Dealer Credit Agreement, the Company agreed in December 2002, because of the importance of its relationship with Expanets and the customer base served by Expanets, to extend the term of the final installment payment of $27 million to February 2003.

16. Operating Segments (Continued)

In March 2003, the Company entered into a restructured agreement with Expanets and NorthWestern to resolve matters related to the March 2000 sale to Expanets and to set payment terms for the remaining amounts due to Avaya under the line of credit. In exchange for the companies providing mutual general releases of liability concerning the outstanding operational issues, the parties agreed to, among other things, the following:

- The Company canceled the notes receivable and surrendered the preferred equity interests delivered to the Company by Expanets in March 2000 in partial payment of the purchase price for the sale of the distribution function to Expanets. The Company did not record a charge in its Consolidated Statement of Operations during the second quarter of fiscal 2003 related to this transaction because no value was ascribed to these securities in the Company's financial statements. The Company had written off the value of these securities at the time of the sale primarily because the notes were by their terms subordinated to Expanets' senior debt, collection of the notes was unlikely, and the preferred equity was junior to Expanets' senior debt and the notes receivable, as well as Expanets' other series of preferred equity.
- The Company converted $27 million owed to Avaya by Expanets under the line of credit, initially due in December 2002, to a term loan, which was to be repaid in three equal installments of $9 million on January 1, April 1, and July 1, 2004.

In the fourth quarter of fiscal 2003, the Company sold the $27 million term loan due from Expanets to a third party financial institution for $26 million.

For the fiscal year ended September 30, 2001, sales to Expanets, which are included in the ECG, SMBS and Services segments, were approximately 10% of the Company's revenue.

See Note 20—Subsequent Events for disclosure regarding the acquisition of Expanets.

17. Related Party Transactions

As of September 30, 2003, the Warburg Entities hold approximately 60 million shares of Avaya common stock, which represents approximately 14.4% of the Company's outstanding common stock, and warrants to purchase approximately 14 million additional shares of Avaya common stock. In October 2003, the Warburg Entities disposed of 25 million shares of the Company's common stock.

In connection with their agreement to participate in the LYONs Exchange Offer, the Company granted the Warburg Entities the right to designate one individual for election to Avaya's board of directors for so long as they hold a specified number of shares of the Company's common stock. In accordance with these provisions, in January 2003, Joseph P. Landy, Co-President of Warburg Pincus LLC, was appointed to the Company's board of directors.

18. Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. Other than as described below, the Company believes there is no litigation pending against it that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

Year 2000 Actions

Three separate purported class action lawsuits are pending against Lucent Technologies, Inc. ("Lucent"), the Company's former parent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was

18. Commitments and Contingencies (Continued)

filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include the Company as a defendant. The Company may also be named a party to the other actions and, in any event, has assumed the obligations of Lucent for all of these cases under the Contribution and Distribution Agreement, as described in "Transactions with Lucent" below between the Company and Lucent. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties.

A class has been certified in the West Virginia state court matter. The certified class in the West Virginia matter includes those persons or entities that purchased, leased or financed the products in question. In addition, the court also certified as a subclass all class members who had service protection plans or other service or extended warranty contracts with Lucent in effect as of April 1, 1998, as to which Lucent failed to offer a free Year 2000-compliant solution. The Fourth Circuit Court of Appeals recently denied the defendant's attempt to have the Federal District Court in West Virginia retain jurisdiction in this matter. This matter is now in West Virginia state court. The federal court in the New York action has issued a decision and order denying class certification, dismissing all but certain fraud claims by one representative plaintiff. No class claims remain in this case at this time. The federal court in the California action has issued an opinion and order granting class certification. The class includes any entities that purchased or leased certain products on or after January 1, 1990, excluding those entities who did not have a New Jersey choice of law provision in their contracts and those who did not purchase equipment directly from defendants. The federal court in the California action has issued an order staying the action pending the outcome of the West Virginia matter. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. At this time, the Company cannot determine whether the outcome of these actions will have a material adverse effect on its financial position, results of operations or cash flows. These cases have required in the past, and may require in the future, expenditure of significant legal costs related to their defense.

Lucent Securities Litigation

In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to December 20, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all of these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

In March 2003, Lucent announced that it had entered into a $420 million settlement of all pending shareholder and related litigation. Certain cases which are the subject of the settlement are shared contingent liabilities under the Contribution and Distribution Agreement and accordingly, the Company is responsible for

18. Commitments and Contingencies (Continued)

10% of the liabilities attributable to those cases, including 10% of the legal costs associated with the portion of the litigation for which the Company shares liability. In the second quarter of fiscal 2003, the Company recorded a charge of $25 million representing the Company's estimate of its liability in this matter. The Company recently reached agreement with Lucent to pay $24 million in shares of the Company's common stock in full satisfaction of its obligations under the settlement. The terms of the settlement will be subject to a fairness hearing scheduled for December 2003.

Commissions Arbitration Demand

In July 2002, Communications Development Corporation ("CDC"), a British Virgin Islands corporation, made formal demand for arbitration for alleged unpaid commissions in an amount in excess of $10 million, stemming from the sale of products from the Company's businesses that were formerly owned by Lucent involving the Ministry of Russian Railways. In April 2003, CDC initiated the arbitration before the American Arbitration Association. The plaintiff alleges that as a result of agreements entered into between the plaintiff and the Company, it is owed commissions on sales by the Company to the Ministry of Russian Railways on a continuing basis. The Company believes that the agreements relating to their claim have expired or do not apply to the products in question. As the sales of products continue, CDC may likely increase its commission demand. The parties are in the process of selecting arbitrators.

Lucent Consumer Products Class Actions

In several class action cases (the first of which was filed on June 24, 1996), plaintiffs claim that AT&T and Lucent engaged in fraud and deceit in continuing to lease residential telephones to consumers without adequate notice that the consumers would pay well in excess of the purchase price of a telephone by continuing to lease. The cases were removed and consolidated in federal court in Alabama, and were subsequently remanded to their respective state courts (Illinois, Alabama, New Jersey, New York and California). In July 2001, the Illinois state court certified a nationwide class of plaintiffs. The case in Illinois was scheduled for trial on August 5, 2002. Prior to commencement of trial, however, the parties agreed to a settlement of the claims on a class-wide basis. The settlement was approved by the court on November 4, 2002. Claims from Class members were required to be filed on or about January 15, 2003.

Any liability incurred by Lucent in connection with these class action cases will be considered an exclusive Lucent liability under the Contribution and Distribution Agreement between Lucent and the Company and, as a result, the Company would be responsible for 10% of any such liability in excess of $50 million. The Company recently agreed with Lucent to pay $6 million in satisfaction of its liability in this matter, although Lucent has notified the Company that it may be responsible for some additional costs that may be incurred in connection with the conclusion of the claims administration. Based on the Company's discussions with Lucent, it does not expect those additional costs to be material.

Patent Infringement Claim

AudioFAX IP, LLC has filed an action against the Company in the U.S. District Court for the Northern District of Georgia, alleging that the Company has infringed five of its patents relating to facsimile products in violation of federal patent laws. This matter is in the early stages of litigation and the Company cannot determine whether the outcome of this action will have a material adverse effect on its financial position, results of operations or cash flows.

18. Commitments and Contingencies (Continued)

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at approximately seven of its facilities either voluntarily or pursuant to government directives. None of the sites are reasonably likely to generate environmental costs that will be individually material nor will environmental costs for all sites in the aggregate be material. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of financial reserves for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement. Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and has not included in reserves any provision for, any unasserted environmental claims.

The reliability and precision of estimates of the Company's environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

The Company assesses the adequacy of environmental reserves on a quarterly basis. For the fiscal years ended September 30, 2003 and 2002, respectively, no amounts were charged to the Statements of Operations for environmental costs as reserves were deemed to be adequate. Expenditures for environmental matters for the fiscal years ended September 30, 2003 and 2002 were not material to the Company's financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company's products. These product warranties extend over a specified period of time generally ranging up to one year from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

18. Commitments and Contingencies (Continued)

The following table reconciles the changes in the Company's product warranty reserve as of and for the fiscal year ended September 30, 2003:

	(dollars in millions)
Balance at September 30, 2002	$ 40
Warranties accrued during the fiscal year ended September 30, 2003	58
Less actual warranty expenses incurred during the fiscal year	(60)
Balance at September 30, 2003	$ 38

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Irrevocable Letters of Credit and Other Arrangements

The Company has entered into several uncommitted credit facilities totaling $53 million and other arrangements similar to irrevocable letters of credit that vary in term totaling $10 million, of which an aggregate of $29 million in irrevocable letters of credit and other arrangements were outstanding as of September 30, 2003. Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties in accordance with specified terms and conditions.

Surety Bonds

The Company acquires various types of surety bonds, such as license, permit, bid and performance bonds, which are irrevocable undertakings by the Company to make payment in the event the Company fails to perform its obligations. These bonds vary in duration although most are issued and outstanding from one to three years. As of September 30, 2003, the maximum potential payment under these surety bonds is approximately $7 million. Historically, no surety bonds have been drawn upon and there is no future expectation that these surety bonds will be drawn upon.

Purchase Commitments and Termination Fees

The Company has commitment contracts with certain suppliers in which Avaya is obligated to purchase a specified amount of inventory based on its forecasts, or pay a charge in the event the Company does not meet its designated purchase commitments. Additionally, certain agreements call for an early termination fee, obligating the Company to make a payment to the supplier. As of September 30, 2003, the maximum potential payment under these commitments was approximately $82 million, of which the Company recorded a liability in the amount of $8 million. The Company classified this liability as $3 million in other current liabilities and $5 million in other liabilities.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third party lending institutions.

For the Company's U.S. product financing arrangement with resellers, in the event the lending institution repossesses the reseller's inventory of the company's products, Avaya is obligated under certain circumstances to repurchase such inventory from the lending institution. The Company's obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by the Company to the reseller. The repurchase amount is equal to the price originally paid to the Company by the lending institution for the inventory. During the third quarter of fiscal 2003, one of the resellers that previously participated in this type of arrangement established a direct line of credit with the Company. The remaining reseller has financed inventory purchases under this agreement of approximately $35 million as of September 30, 2003. There have

18. Commitments and Contingencies (Continued)

not been any repurchases made by Avaya since the Company entered into this agreement in March 2001. The Company has estimated the fair value of this guarantee as of September 30, 2003 and has adequately provided for this guarantee in its financial statements at September 30, 2003. The fair value of the guarantee is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

For the Company's product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligation to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guarantee repayment amount reported to the Company from the lending institution was approximately $8 million as of September 30, 2003. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. There have not been any guarantee repayments by Avaya since the Company entered in this arrangement in October 2000. The Company has estimated the fair value of this guarantee as of September 30, 2003 and has adequately provided for this guarantee in its financial statements at September 30, 2003. The fair value of the guarantee is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Credit Facility Indemnification

In connection with its obligations under the amended Credit Facility described in Note 9-Long-Tem Debt, the Company has agreed to indemnify the third party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Lucent

In connection with the Company's spin-off from Lucent in September 2000, the Company and Lucent executed and delivered the Contribution and Distribution Agreement and certain related agreements.

Pursuant to the Contribution and Distribution Agreement, Lucent contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses ("Company's Businesses"). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to the Company's Businesses and all contingent liabilities primarily relating to the Company's Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. In the second quarter of fiscal 2003, the Company recorded a charge of $25 million representing its estimate of the amount of its liability associated with the settlement by Lucent of the securities litigation described previously. The Company recently reached agreement with Lucent to pay $24 million in shares of the Company's common stock in full satisfaction of its obligations under the settlement. The terms of the settlement will be subject to a fairness hearing scheduled for December 2003. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

18. Commitments and Contingencies (Continued)

In addition, if the separation from Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company's stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

The Company has resolved all of the Contribution and Distribution issues with Lucent related to the settlement of certain employee obligations and the transfer of certain assets. Following the Distribution, the Company had identified approximately $15 million recorded in its Consolidated Balance Sheets that was primarily related to certain accounts receivable balances due from Lucent and certain fixed assets, which the Company agreed would remain with Lucent. Since these assets, among other resolved issues, relate to the original capital contribution by Lucent, the Company reduced additional paid-in capital in fiscal 2001 for the net effect of these adjustments.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2021. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company's restructuring initiatives, was $167 million, $192 million, and $194 million for the years ended September 30, 2003, 2002, and 2001, respectively. The table below shows the future minimum lease payments due under non-cancelable operating leases, of which $40 million of such lease payments have been accrued as a business restructuring reserve, as of September 30, 2003.

Year Ended September 30,						
2004	2005	2006	2007	2008	Later Years	Total
(dollars in millions)						
$135	$87	$65	$55	$48	$218	$608

19. Quarterly Information (Unaudited)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
	(dollars in millions, except per share and stock price amounts)				
Year Ended September 30, 2003					
Revenue	$1,067	$1,081	$1,072	$1,118	$4,338
Gross margin	423	456	442	465	1,786
Business restructuring charges (reversals) and related expenses, net(1)	4	(14)	7	(2)	(5)
Provision for deferred income tax asset valuation allowance(2)	83	—	—	—	83
Net income (loss)	(121)	(41)	8	66	(88)
Earnings (Loss) per share—Basic	$(0.33)	$(0.11)	$ 0.02	$ 0.17	$(0.23)
Earnings (Loss) per share—Diluted	$(0.33)	$(0.11)	$ 0.02	$ 0.15	$(0.23)
Stock price(3):					
High	$ 3.70	$ 3.09	$ 8.06	$11.23	$11.23
Low	$ 1.25	$ 1.93	$ 2.04	$ 6.15	$ 1.25
Year Ended September 30, 2002					
Revenue	$1,306	$1,279	$1,219	$1,152	$4,956
Gross margin	517	506	481	442	1,946
Business restructuring charges and related expenses, net(1)	6	88	9	106	209
Goodwill and intangibles impairment charge	—	—	—	71	71
Provision for deferred income tax asset valuation allowance(2)	—	—	—	364	364
Net loss	(20)	(63)	(39)	(544)	(666)
Loss per share—Basic and Diluted(4)	$(0.09)	$(0.63)	$(0.11)	$(1.50)	$(2.44)
Stock price(3):					
High	$13.70	$12.73	$ 7.60	$ 4.88	$13.70
Low	$ 8.50	$ 4.68	$ 4.15	$ 1.12	$ 1.12

(1) These charges represent costs associated with the Company's restructuring plan to improve profitability and business performance as a stand-alone company.

(2) Amount is included in provision (benefit) for income taxes.

(3) Shows the intraday high and low sales price per share of the Company's common stock as reported on the NYSE for the periods indicated.

(4) Includes a $125 million charge related to the conversion of four million shares of the Series B convertible preferred stock and the exercise of warrants in March 2002.

20. Subsequent Events

Sale of Connectivity Solutions

In October 2003, the Company agreed to sell certain assets and liabilities of the Connectivity Solutions segment to CommScope, Inc. ("CommScope"). Under the terms of the agreement, the Company will receive a purchase price of $263 million, subject to adjustment, consisting of approximately $210 million of cash, a note in the amount of $18 million that is convertible into CommScope common stock one year after the closing, and CommScope common stock having a market value, at the time of the agreement, of $35 million. In addition, CommScope assumed approximately $75 million of primarily employee-related liabilities of Connectivity Solutions. The waiting period applicable to the sale under the Hart-Scott Rodino Antitrust Improvements Act, as amended, has expired. We expect the sale to close no later than the second quarter of fiscal 2004. Because the products offered by Connectivity Solutions do not fit strategically with the rest of the Company's product portfolio, the Company believes the sale will enable it to strengthen its focus on its core products offerings.

Listed below are the major classes of assets and liabilities as of September 30, 2003 that are included as part of the disposal group:

($ in millions)

Assets		Liabilities	
Receivables	$ 68	Accounts payable	$ 54
Inventory	142	Payroll and benefit obligation	31
Property, plant and equipment, net	179	Other liabilities	24
Other assets	13	Total liabilities	$109
Total assets	$402		

The final carrying values of the assets and liabilities to be transferred to Commscope will be determined upon the closing date, with the exception of the benefit obligations noted below.

Based upon an actuarial calculation using data as of September 30, 2003, the Company estimates that it will recognize a pension and postretirement curtailment loss of approximately $26 million upon the closing of the transaction and a settlement loss of approximately $37 million upon the transfer of pension and postretirement benefit assets and liabilities to Commscope. The estimated curtailment and settlement losses are subject to change based upon intervening events that may occur up to the closing date and the date on which the pension and postretirement benefit assets and liabilities are transferred, respectively. These losses will be recorded as a loss from discontinued operations. Additionally, these losses will increase the benefit obligation being transferred to Commscope by approximately $52 million and will remove an intangible asset of approximately $11 million that relates to unrecognized prior service costs associated with the benefit obligation which is included in other assets in the table above.

On October 30, 2003, in exchange for the International Brotherhood of Electrical Worker's agreement to withdraw numerous pending and threatened grievances and arbitration demands against the Company in connection with the Connectivity Solutions business, the Company agreed to provide a one-time payment of five thousand dollars to certain employees and offer an enhanced retirement incentive for those employees who are pension eligible as of December 2, 2003. The settlement agreement is contingent upon the closing of the sale of Connectivity Solutions to CommScope. Total payments, excluding the retirement incentive offer, are not expected to exceed $7 million. The Company expects to take a one-time charge in the first quarter of fiscal 2004 of approximately $4 million related to the acceptance by 124 employees of the retirement incentive offer.

20. Subsequent Events (Continued)

Acquisition of Expanets

In November 2003, the Company acquired substantially all of the assets and assumed certain liabilities of Expanets, a subsidiary of NorthWestern. Expanets is a nationwide provider of networked communications and data products and services to small and mid-sized businesses and prior to the acquisition was one of the Company's largest dealer. Under the terms of the asset purchase agreement, the Company paid NorthWestern approximately $55 million in cash. In addition, the Company paid approximately $39 million to creditors of Expanets to satisfy certain debt obligations of Expanets and deposited approximately $13.5 million into an escrow account to satisfy certain liabilities of Expanets. The purchase price is subject to adjustment within 90 days after the closing. The Company will include Expanets in its consolidated results of operations and financial position beginning in November 2003. Certain information such as condensed balance sheet data of Expanets and the amount of any goodwill or intangibles assets identified is required to be disclosed for material acquisitions. However, due to the proximity of the closing date of the acquisition and the filing of the Company's financial statements, it was not practicable to determine such amounts.

Credit Facility Amendment

In October 2003, the Company and the lenders under the Company's Credit Facility amended the Credit Facility to increase the amount allowed for external investments from $50 million, by an additional $100 million, if the increased amount is to be used for the purchase of the stock or substantially all of the assets of Expanets prior to December 31, 2003.

Grants of Stock Options and Restricted Stock Units

During the period from October 1, 2003 through December 1, 2003, the Company granted to eligible employees approximately 8 million stock options at a weighted average exercise price of $13.24 and approximately 401 thousand restricted stock units at a weighted average market value of $13.28.

Interest Rate Swap Agreements

During the period from October 1, 2003 through December 11, 2003, the Company entered into three interest rate swap agreements each having a notional amount of $50 million and a maturity date of April 2009. These interest rate swap agreements have the same terms as the interest rate swap agreements entered into in April 2002, as discussed in Note 10—Derivatives and Other Financial Instruments, with the exception of the agreed upon spread of 6.55%, 6.8575% and 6.94%, respectively, that is added to the six month LIBOR (in arrears) used to calculate the variable interest rate that the Company will pay.

C. CORPORATE INFORMATION

Avaya Shares

The shares of Avaya Inc. Common Stock are listed on the New York Stock Exchange with the symbol AV. As of December 17, 2003, there were approximately 973,727 registered holders of the Company's Common Stock, and on that date the closing price of a share of Avaya Common Stock was $11.13.

Transfer Agent and Registrar

Please direct communications regarding individual stock records and address changes to The Bank of New York at: Avaya Shareholder Services, P.O. Box 11033, New York, New York 10286-1033. You can call The Bank of New York at the following numbers: (866) 22-AVAYA (toll free within the U.S.); (610) 382-9395 (international); and (800) 711-7072 (TDD/TTY line). Alternatively, you can send an email to: avshareholders@bankofnewyork.com.

Investor Relations

Securities analysts and investors should contact Investor Relations by writing to the Company's headquarters or by calling (908) 953-7500.

Independent Auditors

PricewaterhouseCoopers LLP, 400 Campus Drive, Florham Park, New Jersey 07932, tel: (973) 236-4000.

Corporate Governance

Avaya maintains a corporate website at www.avaya.com, and shareholders can find additional information about the Company through the Investor Relations website, located at http://investors.avaya.com. Visitors to the Investor Relations website can view and print copies of the Company's SEC filings, including Forms 10-K, 10-Q and 8-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the Audit Committee and the Corporate Governance and Compensation Committee, Avaya's Corporate Governance Guidelines and Avaya's Code of Conduct, are available at Avaya's corporate governance website, located at http://investors.avaya.com/governance. Alternatively, *shareholders may obtain, without charge, copies of all of these documents by writing to Investor Relations at the Company's headquarters.* Please note that the information contained on Avaya's websites is not incorporated by reference in, or considered to be a part of, this document.

Contacting the Board

Any shareholder who desires to contact Avaya's Lead Director or the other members of the Board of Directors may do so electronically by sending an email to the following address: bdofdirectors@avaya.com. Alternatively, a shareholder can contact the Lead Director or the other members of the Board by writing to: Board of Directors, Avaya Inc., 211 Mt. Airy Road, Room 3C429, Basking Ridge, N.J. 07920.

D. LEADERSHIP INFORMATION

Board of Directors

Donald K. Peterson..........	Avaya Chairman and Chief Executive Officer
Bruce R. Bond..............	Former Chairman and Chief Executive Officer of PictureTel Corporation
Joseph P. Landy	Managing Member and Co-President of Warburg Pincus LLC
Mark Leslie.................	Former Chairman and Chief Executive Officer of VERITAS Software Corporation
Philip A. Odeen	Former Chairman and Director of TRW, Inc.
Hellene S. Runtagh..........	Former President and Chief Executive Officer of the Berwind Group
Daniel C. Stanzione	Director of Quest Diagnostics Incorporated; Former President of Bell Laboratories and Former Chief Operating Officer of Lucent Technologies, Inc.
Paula Stern	Chairwoman of The Stern Group, Inc.
Anthony P. Terracciano	Former Vice Chairman of American Water Works Company Inc.
Richard F. Wallman..........	Former Senior Vice President and Chief Financial Officer of Honeywell International Inc.
Ronald L. Zarrella...........	Chairman and Chief Executive Officer of Bausch & Lomb Incorporated

Executive Leadership Team

Donald K. Peterson..........	Chairman and Chief Executive Officer
Frank C. Carlucci............	Vice President, Outsourcing
Steve Clark..................	Group Vice President, Connectivity Solutions
Pamela F. Craven............	Senior Vice President, General Counsel and Secretary
Yvonne Curl.................	Vice President, Chief Marketing Officer
Louis J. D'Ambrosio	Group Vice President, Global Sales, Channels and Marketing
Maryanne DiMarzo..........	Senior Vice President, Human Resources
Paul B. Domorski	Vice President, Product Support Services
David P. Johnson	Group Vice President, Small and Medium Business Solutions
Thomas A. Lesica	Group Vice President, Global Information Technology and Business Operations
Peter Licata..................	Vice President, Consulting and Integration Services
Karyn Mashima	Senior Vice President, Strategy and Technology
Garry K. McGuire, Sr.	Chief Financial Officer and Senior Vice President, Corporate Development
Amarnath K. Pai............	Vice President and Corporate Controller
Eileen Rudden...............	Vice President, Enterprise Communications Applications Division
Denzil S. Samuels...........	Vice President, Service Provider Division
Saied A. Seghatoleslami	Vice President, Product Management and Development, SMBS
Ravi Sethi	President, Avaya Labs
Michael C. Thurk............	Group Vice President, Enterprise Communications Group
Micky S. Tsui	Vice President and General Manager, Communications Systems Division

A few enterprises that depend on Avaya

HP >

FROM INTRODUCTORY TO INTEGRATED



Avaya, a longtime provider of telephony, contact centers, messaging, and services to computing titans HP and Compaq, helped ease the companies' integration, and continues to do so. Avaya Global Services designed a messaging solution to bridge separate systems, and integrated management of HP's multi-vendor voice networks in the Asia-Pacific region, saving HP an estimated $360,000 (Australian) a year. Avaya and HP are working together to integrate Avaya IP telephony with HP Proliant servers, for HP's internal use, and as a joint offering to small and medium-size businesses. Ray Webb, director of HP Worldwide Network Architecture, Managed Services Design And Delivery, says, "Avaya's commitment to open standards and helping us simplify operations translates into a better-integrated HP, with real cost savings and productivity gains."

NPOWER >

FROM STRETCHED TO SUPERCHARGED


npower

npower is one of the largest and fastest-growing energy suppliers in Great Britain. As manager of customer-contact development, John Crabbe's job is to make sure the company's call centers gain and retain customers—and grow as a competitive asset. Avaya is helping npower revamp a complex operation that handles 12 million customer inquiries a year. Avaya consulting and integration services united five contact-center sites with new Avaya telephony and contact-center applications into an intelligent network that enables efficient call distribution, including the routing of calls to agents with particular expertise.

JENNY CRAIG >

FROM OPERATIONAL TO OPTIMIZED



Operating like small businesses, 650 Jenny Craig retail locations offer menus with low-fat, delicious meals, and one-to-one consulting by weight-loss experts. To reach other customers, the company offers Jenny Direct, a call-center-based marketing channel that lets people place orders and talk to consultants at their convenience. Powering the branches is Avaya IP Office, a scalable solution that has lower costs than the branches' previous systems and more features. The changeover, says Chief Information Officer Bob Fried, has delivered numerous benefits, consolidating phone lines and eliminating some computer hubs.

CHUNGHWA TELECOM >

FROM COMPROMISE TO COMPETITIVE EDGE



Chunghwa Telecom (CHT), Taiwan's largest telecommunications provider, had call-center operations scattered among 20 separate sites with previous-generation switches that couldn't share the workload. CHT engaged Avaya to create six state-of-the-art subcenters, geographically dispersed but totally networked. Today, this network easily handles 4.5 million calls a month, distributing the calls efficiently and building the kind of customer satisfaction that helps keep 23 million users happy. According to Dr. Chih-Cheng Chien, director of CHT's Call Center Project, the company has greatly increased productivity, cutting the time required to satisfy customer calls roughly in half.

INDIANAPOLIS/MARION COUNTY-UNIGOV >

FROM STATIC TO DYNAMIC


Indianapolis Welcomes You
Building A World Class City
Neighborhood By Neighborhood
Bart Peterson Mayor

For Indianapolis and Marion County, Indiana, advanced telephony is creating a new level of public service while cutting costs and increasing capacity. Avaya's IP telephony solution comprises a range of servers, gateways, and IP phones, as well as older digital phones. The configuration is projected to save the city and county's merged 'Unigov' entity slightly more than $1 million over five years by reducing lines, maintenance, and downtime. Unigov can set up call centers quickly, whether to serve developers checking on permits or commuters seeking information during highway work. And Unigov can add capacity without adding extra lines — important when future needs are likely to outpace funding.